As filed with the Securities and Exchange Commission on April 28, 2023

Registration File No. 333-264791
Registration File No. 811-23798

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
__________________________________________

FORM N-2

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☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ Pre-Effective Amendment No. ____
☒ Post-Effective Amendment No. 1

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒ Amendment No. 4

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Flat Rock Enhanced Income Fund
(Exact Name of Registrant as Specified in Charter)

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Robert K. Grunewald
Chief Executive Officer
680 S. Cache Street, Suite 100
P.O. Box 7403
Jackson, Wyoming 83001
(307) 500-5200
(Address and Telephone Number, Including Area Code, of Principal Executive Offices)

The Corporation Trust Company
Corporation Trust Center
1209 Orange St.
Wilmington, DE 19801
(Name and Address of Agent for Service)

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Copies to:
Owen J. Pinkerton, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, N.W.
Washington, D.C. 20001
(202) 383-0262

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Approximate date of commencement of proposed public offering: as soon as practicable after the effective date of this registration statement.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act
☒	immediately upon filing pursuant to paragraph (b)
☐	on (date) pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

FLAT ROCK ENHANCED INCOME FUND
Common Shares of Beneficial Interest

Flat Rock Enhanced Income Fund (the “Fund”) is organized as a Delaware statutory trust and registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund.

Investment Objective.    Our investment objective is to generate current income and, as a secondary objective, long-term capital appreciation.

Investment Strategy.    We invest primarily in the junior debt tranches of collateralized loan obligations (“CLOs”) with a particular emphasis on CLO debt tranches initially rated ‘BB’ by a National Recognized Statistical Rating Organization (“NRSRO”). To a lesser extent, we may invest in other CLO debt securities, CLO equity or other debt securities as permitted by the Adviser’s allocation policy. CLOs own a pool of senior secured loans made to companies whose debt is rated below investment grade or, in some circumstances, unrated. The principal and interest payments made to CLO junior tranches occur after the CLO’s senior operational expenses and investment grade tranches have received their contractual payments.

Risks.    An investment in our shares involves a high degree of risk. In particular:

•        The Fund is suitable only for investors who can bear the risks associated with the Fund’s limited liquidity and should be viewed as a long-term investment.

•        In order to provide some liquidity to our shareholders, we offer to repurchase our outstanding shares on a quarterly basis. Our repurchase offers are conducted pursuant to a fundamental policy, pursuant to which we offer to repurchase no less than 5% of our outstanding shares on a non-discretionary basis once each calendar quarter of each year. Although we will make quarterly repurchase offers, there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer, and thus investors should consider our shares to be of limited liquidity.

•        We invest primarily in the junior debt securities and, to a lesser extent, equity, of CLOs that own a pool of senior secured loans. Our investments are exposed to leveraged credit risk. Investments in the lowest tranches bear the highest level of risk.

•        The amount of distributions that we may pay, if any, is uncertain.

•        We may pay distributions in significant part from sources that may not be available in the future and that are unrelated to our performance, such as a return of capital, borrowings or offering proceeds.

•        Our shares have no history of public trading, nor is it intended that our shares will be listed on a national securities exchange at this time, if ever.

•        No secondary market is expected to develop for our shares.

•        Investing in our shares may be speculative and involves a high degree of risk, including the risks associated with leverage.

See “Risk Factors” beginning on page 27 to read about the risks you should consider before buying our shares.

Investment Adviser.    We are externally managed by Flat Rock Global, LLC (the “Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, as amended.

Interval Fund.    Pursuant to our interval fund structure, we conduct quarterly repurchase offers, at net asset value (“NAV”), of no less than 5% of our outstanding shares. Repurchase offers in excess of 5% are made solely at the discretion of our board of trustees and investors should not rely on any expectation of repurchase offers in excess of 5%. It is also possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their shares repurchased. Accordingly, although we will make quarterly repurchase offers, investors should consider the Fund’s shares to be of limited liquidity. Shareholders will be notified of each quarterly repurchase offer and the date the repurchase offer ends (“Repurchase Request Deadline”). The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Determination of NAV (“Repurchase Pricing Date”) occurs on the same date as the Repurchase Request Deadline. We distribute payments to shareholders no later than seven calendar days after the Repurchase Pricing Date. Repurchases will occur in February, May, August and November of each year, beginning with the initial repurchase conducted in February 2023. See “Repurchases of Shares.”

Securities Offered.    The Fund is engaged in a continuous offering of common shares of beneficial interest of the Fund. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, Ultimus Fund Distributors, LLC (the “Distributor”), under the terms of this prospectus, an unlimited number of common shares of beneficial interest, at a price equal to NAV per share. The Fund does not have a required minimum initial or subsequent investment amount. Assets that cannot be invested promptly in accordance with the Fund’s strategy will be invested in cash or cash equivalents. See “Plan of Distribution.”

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a Statement of Additional Information (“SAI”) dated April 28, 2023, has been filed with the U.S. Securities and Exchange Commission (the “SEC”). The table of contents of the SAI appears on page 83 of this prospectus. The SAI is available upon request and without charge by writing the Fund at c/o Flat Rock Global, LLC, 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001. You may also request a free copy of the Fund’s SAI, annual and semi-annual reports when available, and other information about the Fund or make shareholder inquiries by calling (833) 415-1088 or by visiting www.flatrockglobal.com. The SAI, which is incorporated by reference into (legally made a part of) this prospectus, is also available on the SEC’s website at www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Price to Public	Proceeds to Registrant
At current NAV	Amount invested at current NAV

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Flat Rock Global, LLC
Investment Adviser
April 28, 2023

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC, using a continuous offering process. Periodically, as we make material investments or have other material developments, we will provide a prospectus supplement that may add, update or change information contained in this prospectus.

Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Available Information.”

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our shares. If there is a material change in the affairs of our company, we will amend or supplement this prospectus.

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PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the Statement of Additional Information (the “SAI”), particularly the information set forth under the heading “Risk Factors.”

Unless otherwise noted, the terms “we,” “us,” “our,” and the “Fund” refer to Flat Rock Enhanced Income Fund. We refer to Flat Rock Global, LLC, our investment adviser, as “Flat Rock Global” and the “Adviser.”

The Fund

We are a continuously offered, non-diversified, closed-end management investment company that is registered as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) and operates as an interval fund. As such, we are required to comply with certain regulatory requirements. See “Regulation.” We are externally managed by Flat Rock Global, LLC, a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which oversees the management of our activities and is responsible for making investment decisions for our portfolio. We intend to elect to be treated for U.S. federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). As of December 31, 2022, our Adviser had approximately $550 million of assets under management.

Pursuant to our interval fund structure, we conduct quarterly repurchase offers, at NAV, of no less than 5% of our outstanding shares (the “Repurchase Program”). Typically, we conduct such quarterly repurchase offers for 5% of our outstanding shares. Repurchase offers in excess of 5% are made solely at the discretion of our board of trustees (the “Board”) and investors should not rely on any expectation of repurchase offers in excess of 5%. It is also possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their shares repurchased. Accordingly, although we will make quarterly repurchase offers, investors should consider our shares to be of limited liquidity. See “Repurchases of Shares.”

Investment Objective and Policies

Our investment objective is to generate current income and, as a secondary objective, long-term capital appreciation.

We invest primarily in the junior debt tranches of collateralized loan obligations (“CLOs”) that own a pool of senior secured loans made to companies whose debt is rated below investment grade or, in limited circumstances, unrated (“Senior Secured Loans”). We place particular emphasis on CLO debt tranches initially rated ‘BB’ by a National Recognized Statistical Rating Organization (“NRSRO”). To a lesser extent, we may invest in other CLO debt securities, CLO equity or other debt securities as permitted by the Adviser’s allocation policy.

We will identify potential investments using our Adviser’s market knowledge, experience and industry relationships. Our Adviser’s relationships with CLO collateral managers, underwriters and trading desks are used to source transactions. In determining when to sell an investment, our Adviser considers the following factors: the performance of such investment compared to initial expectations and the risk adjusted returns available in other transactions the Adviser is evaluating. Our need for capital and other factors will also be evaluated.

The underlying assets of the CLOs that we invest in are comprised primarily of Senior Secured Loans, and the performance of those loans are a main driver of the performance of the CLO. We invest to obtain exposure across a relatively broad range of underlying borrowers, industry sectors, CLO collateral managers, and CLO vintages. When we invest in CLOs that are diversified by industry and borrower, we are subject to the risks associated with CLOs and the underlying Senior Secured Loans, including risks related to leveraged credit, default, prepayment and volatility. See “Risk Factors — Risks Related to Our Investments.”

We intend to structure our portfolio in such a way as to comply with quarterly diversification requirements applicable to RICs. By virtue of our investments in CLOs, which are predominantly collateralized against pools of Senior Secured Loans, we expect to be broadly invested with respect to credit exposure to any one particular industry or borrower, although we have no restrictions on the industry or borrower exposure of the underlying assets and we do not operate as a “diversified” investment company within the meaning of the 1940 Act. See “Certain U.S. Federal Income Tax Matters — Taxation as a Regulated Investment Company” for our detailed RIC diversification requirements.

The Senior Secured Loans underlying the CLOs in which we invest are generally U.S.-based, pay a floating interest rate based on the London Interbank Offered Rate (“LIBOR”) or the Secured Overnight Financing Rate (“SOFR”) and have a first lien on the borrower’s assets. Depending on market conditions, we expect to invest in new issue transactions or secondary transactions sourced through investment banks and brokers. See “Overview of Collateralized Loan Obligations” for a more detailed review of CLOs and their characteristics.

We may, at times, invest a portion of our assets opportunistically in securities that are not CLOs to achieve our investment objective. It is expected that these opportunistic investments will change thematically over time as the Adviser identifies investment opportunities derived from a number of sources, including (i) debt and equity securities issued by business development companies, (ii) direct investments in Senior Secured Loans, (iii) fixed income securities and (iv) private investment funds that provide exposure to Senior Secured Loans and fixed income securities. With respect to the foregoing investments, our general investment strategy will be broad and will not be limited to any specific industry, sector, or a minimum or maximum market capitalization. We anticipate that these opportunistic investments will not comprise a significant portion of our investment portfolio and, under normal circumstances, are not expected to, in the aggregate, exceed 25% of our net assets (plus the amount of any borrowing for investment purposes). Further, investments in private equity funds and hedge funds that rely on 3(c)(1) or 3(c)(7) will not, in the aggregate, exceed 15% of our net assets (plus the amount of any borrowing for investment purposes).

We are subject to certain regulatory restrictions in making our investments. On January 25, 2022, we received a co-investment exemptive order from the SEC (the “Order”), granting us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed by our Adviser or certain affiliates, including Flat Rock Core Income Fund and Flat Rock Opportunity Fund, where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions included therein. Under the terms of the Order, a majority of our independent trustees who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned and (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. We may only co-invest with other funds managed by our Adviser or certain affiliates in accordance with such Order and existing regulatory guidance, including the no-action position of the SEC set forth in Mass Mutual Life Ins. Co. (SEC No-Action Letter, June 7, 2000), on which similarly situated funds like the Fund rely in order to co-invest in a single class of privately placed securities so long as certain conditions are met, including that the Adviser, acting on the Fund’s behalf and on behalf of other clients, negotiates no term other than price. See “Certain Relationships and Related Party Transactions — Allocation of Investments” in the SAI.

To enhance our returns, we may borrow funds from time to time at the discretion of our Adviser within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to one-third of our assets for securities representing indebtedness and up to one-half of our assets for preferred stock) when the terms and conditions available are favorable to long-term investing and well-aligned with our investment strategy and portfolio. In determining whether to borrow funds, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. The use of borrowed funds or the proceeds of issuing preferred shares to make investments would have its own specific set of benefits and risks, and all of the costs of borrowing funds or issuing preferred shares would be borne by holders of our shares. See “Risk Factors” for a discussion of the risks inherent to employing leverage.

While a registered closed-end management investment company may list its shares for trading in the public markets, we have currently elected not to do so. We believe that a non-traded structure is appropriate for the nature of the assets in which we invest. This structure allows us to focus on long-term risk adjusted returns and shields our investors from the volatility that would go along with having shares traded on a national securities exchange.

See “Investment Objective, Policies and Strategies” for additional information regarding our investment strategy.

Overview of Collateralized Loan Obligations

The collateralized loan obligations that we invest in are investment vehicles that own a diversified pool of Senior Secured Loans. The CLO raises capital by issuing multiple tranches of debt and an equity tranche. The rated CLO debt tranches consist of long-term financing with specified financing terms, including floating interest rates at a stated spread over LIBOR or SOFR.

In a typical CLO, the capital structure would include approximately 75% to 90% debt, with the remainder comprising the junior-most CLO security, typically referred to as the CLO’s equity tranche. Interest cashflows derived from the pool of Senior Secured Loans are generally allocated sequentially in this order:

(1)    Administrative expenses in the CLO

(2)    Senior collateral management fee

(3)    Interest expense on senior debt tranches

(4)    Interest expense on junior debt tranches

(5)    Junior management fees

(6)    Remainder to the equity tranche

This sequential cashflow allocation is usually referred to as the “payment waterfall.” The most subordinated tranche of securities is, therefore, the most sensitive to defaults and realized losses from the underlying Senior Secured Loans, while the higher rated-tranches have lower corresponding risk (and offer lower potential returns).

The equity tranche represents the most junior tranche in the CLO capital structure. An investor in the equity tranche expects that the interest received from the Senior Secured Loans will exceed the expenses in the CLO structure. If this does not occur, then the investors in the equity tranche will experience a lower level of distributions and may incur a complete loss of investment. If losses on the CLO’s loans increase above certain levels, the CLO’s debt investors are also at risk of principal loss.

Debt tranches of CLOs are typically rated by Moody’s, Standard & Poor’s (“S&P”) and Fitch and have a stated coupon or spread over LIBOR or SOFR. CLO debt tranches may be rated AAA to B. Equity tranches of CLOs are unrated and do not have a stated coupon. The principal and interest payments made to CLO junior debt tranches occur after the CLO’s senior and investment grade tranches have received their contractual payments. Equity tranches receive the cash flow after all other payments in the payment waterfall are made. See “Investment Objective, Policies and Strategies — Overview of Collateralized Loan Obligations.”

Cashflow Transactions

We primarily invest in the junior debt tranches of CLOs, with a particular emphasis on tranches initially rated BB and, to a lesser extent, in other CLO junior debt tranches and CLO equity securities. CLOs typically have a stated maturity of 10 to 12 years with an actual average life of approximately 3 to 7 years. The underlying assets of cashflow transactions are usually actively managed by a CLO collateral manager. In the CLOs in which we intend to invest, the CLO manager will be governed by stringent investment guidelines set out at the inception of the transaction.

Broad investment variety is a key feature of the portfolios of the CLOs in which we invest and is aimed at minimizing the effect of potential credit deterioration. We target CLOs that have broad investment diversity by issuer and industry. Unless and until we raise a significant amount of capital in this offering, we will be limited in our ability to build a diversified investment portfolio. Even if we raise a significant amount of capital and have a portfolio that has broad investment diversity by issuer and industry, our portfolio will still be subject to the risks inherent in investing in the junior debt and equity tranches of CLOs.

Investment Opportunity

We believe that the junior debt tranches of CLOs currently represent, as a class, an opportunity to obtain attractive risk-adjusted investment returns. We believe that a number of factors support this conclusion, including:

•        CLO junior debt tranches allow investors to gain exposure to a diversified pool of Senior Secured Loans with the benefit of the equity tranche as a buffer against losses.

•        The CLO’s equity tranche takes the first loss when loans in the CLO default. A second source of protection for the CLO’s junior debt tranches is that dividends to the equity tranche can be halted in times of stress. At such times, instead of making distributions to the equity tranche, the CLO manager can divert those amounts into investing in new loans at more favorable prices, thereby improving the credit quality of the CLO’s junior debt tranches.

•        According to J.P. Morgan Research, the leveraged loan default rate over the last 24 years was 2.9%. The default rate for CLO debt securities, initially rated BB, was 0.3% from 2000 to 2020, according to S&P Global Research.

•        We believe that the CLO junior debt tranches typically trade at a yield premium to similarly rated leveraged loans or high yield bonds.

•        CLO junior debt tranches allow investors to gain exposure to Senior Secured Loans on a levered basis without being structurally subject to mark-to-market price fluctuations of the underlying loans.

•        The long-term and relatively low-cost capital that many CLO vehicles have secured, compared with current asset spreads, have created opportunities to purchase certain CLO junior debt instruments that we believe will produce attractive risk-adjusted returns.

•        Most CLOs are not significantly impacted by the same mark-to-market volatility of Senior Secured Loans because CLO performance tests are based on par value and not market value. Therefore, we believe a decline in Senior Secured Loan prices similar to what occurred in 2008, August 2011, December 2018 and March 2020 could provide CLOs with an opportunity to acquire high- performing Senior Secured Loans at discounted prices.

The past performance described above is not indicative of future returns and the results do not include fees, expenses or taxes that a shareholder may incur. The results described above may not be representative of our portfolio.

Potential Competitive Strengths

We believe that we offer our investors the following potential competitive strengths:

•        Investment professionals of the Adviser have extensive experience in investing in CLO securities. Such investment professionals have expertise in investing in CLOs backed by middle market loans as well as broadly syndicated loans. In addition, the Adviser’s management has experience managing publicly-registered investment companies operated as interval funds that invest directly in Senior Secured Loans and in the equity and junior debt tranches of CLOs. As a result of its experience managing such vehicles, we believe that employees of the Adviser will be knowledgeable regarding the Senior Secured Loans underlying the CLOs in which we invest.

•        We may opportunistically invest a portion of our assets in securities that are not CLOs, where the investment professionals of our Adviser have significant experience, such as in (i) debt and equity securities issued by business development companies, (ii) direct investments in Senior Secured Loans, (iii) fixed income securities and (iv) private investment funds that provide exposure to Senior Secured Loans and fixed income securities.

•        Our Adviser employs a conservative investment approach focused on current income and long-term investment performance. The Adviser will evaluate a broad range of investment opportunities for the Fund and select those that offer the most favorable risk-adjusted returns. The Adviser believes that it has relationships with investment banks and brokers that will provide us with access to extensive investment opportunities that meet our investment objective and strategies.

The Adviser

Flat Rock Global, the investment adviser of the Fund, is a registered investment adviser under the Advisers Act. The Adviser was formed on November 28, 2016, and operates as a Wyoming limited liability company.

The Adviser is also the investment adviser to Flat Rock Core Income Fund and Flat Rock Opportunity Fund, both closed-end management investment companies that operate as interval funds, and a private fund exempt from registration under the 1940 Act. The Adviser had approximately $550 million of assets under management as of December 31, 2022. Flat Rock Global is controlled by Robert K. Grunewald, our Chairman and Chief Executive Officer. Mr. Grunewald has over 25 years of experience in registered closed-end funds, including interval funds, BDCs, middle market finance, private equity and investment banking.

Investment Committee

All investment decisions require unanimous approval by the members of our Adviser’s investment committee, which is currently comprised of our President and Chief Executive Officer, Robert K. Grunewald, our Chief Financial Officer, Ryan Ripp, and our Chief Investment Officer, Shiloh Bates. The Adviser monitors our portfolio on an ongoing basis in an effort to identify changes to the portfolio that would optimize risk-adjusted returns. The Board, including a majority of the members of the Board who are not “interested persons,” as such term is defined in Section 2(a)(19) of the 1940 Act, of the Fund or of Flat Rock Global, oversees and monitors our investment performance and relationship with our Adviser. See “Management of the Fund — Investment Adviser.”

Plan of Distribution

Ultimus Fund Distributors, LLC (the “Distributor”), located at 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022, serves as our principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of our shares on a best efforts basis, subject to various conditions. Our shares are offered for sale through the Distributor at NAV. The Distributor also may enter into agreements with financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (“Financial Intermediaries”). The Fund is authorized to offer to sell an unlimited number of its shares, on a continual basis, through the Distributor. The Distributor uses its best efforts to solicit orders for the purchase of the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund shares.

The Fund does not have a required minimum initial or subsequent investment amount.

Use of Proceeds

The net proceeds of the continuous offering of shares are invested in accordance with our investment objective and policies as soon as practicable after receipt. Pending investment of the net proceeds in accordance with our investment objective and policies, we will invest in money market or short-term, high-quality fixed-income mutual funds. Investors should expect, therefore, that before we have fully invested the proceeds of this offering in accordance with our investment objective and policies, our assets will likely earn interest income at a modest rate. See “Use of Proceeds.”

Management and Incentive Fees

Pursuant to the Investment Advisory Agreement between the Fund and the Adviser (the “Investment Advisory Agreement”), and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — a base management fee and an incentive fee. The management fee is calculated and payable monthly in arrears at the annual rate of 1.375% of our average daily total assets during such period. For purposes of calculating the management fee, the term “total assets” includes all assets, including any assets acquired with the proceeds of leverage.

The incentive fee is calculated and payable quarterly in arrears in an amount equal to 15.0% of our “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on our “adjusted capital,” equal to 1.75% per quarter (or an annualized hurdle rate of 7.00%), subject to a “catch-up” feature, which allows the Adviser to recover foregone incentive fees that were previously limited by the hurdle rate. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from portfolio companies) accrued during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the base management fee, expenses reimbursed to the Adviser and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Fund has not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. “Adjusted capital” means the cumulative gross proceeds received by the Fund from the sale of shares (including pursuant to the Fund’s Distribution Reinvestment Program (defined below)), reduced by amounts paid in connection with purchases of the Fund’s shares pursuant to the Fund’s Repurchase Program.

The calculation of the incentive fee on pre-incentive fee net investment income for each quarter is as follows:

•        No incentive fee is payable in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate of 1.75% per quarter (or an annualized rate of 7.00%);

•        100% of our pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 2.0588%. We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle rate but is less than or equal to 2.0588%) as the “catch-up.” The “catch-up” provision is intended to provide the Adviser with an incentive fee of 15.0% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 2.0588% in any calendar quarter; and

•        15.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.0588% in any calendar quarter is payable to the Adviser once the hurdle rate is reached and the catch-up is achieved (15.0% of all pre-incentive fee net investment income thereafter will be allocated to the Adviser).

See “Management of the Fund — Investment Adviser” for additional information concerning fees paid to our Adviser.

Administrator

Ultimus Fund Solutions, LLC (the “Administrator”), serves as administrator of the Fund. Pursuant to a master services agreement (the “Administrative Services Agreement”), the Administrator furnishes us with the provisions of clerical and other administrative services, including marketing, investor relations and accounting services and maintenance of certain books and records on our behalf. In addition, the Administrator performs the calculation and publication of our NAV and oversees the preparation and filing of our tax returns, the payment of our expenses and the performance oversight of various third-party service providers.

In accordance with the Administrative Services Agreement, the Administrator is paid the greater of a minimum fee or fees based on the annual net assets of the Fund plus out of pocket expenses, payable quarterly in arrears (the “Administration Fee”), in connection with providing services to the Fund.

Closed-End Fund Structure

Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of shares on a quarterly basis. See “Repurchases of Shares” for a more detailed discussion. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment.

Distribution Policy

Subject to the Board’s discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on a monthly basis and pay such distributions on a monthly basis. Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.

We intend to make a distribution each month to our shareholders of the net investment income of the Fund after payment of Fund operating expenses. The distribution rate may be modified by the Board from time to time.

We operate under a distribution reinvestment program (the “Distribution Reinvestment Program”) administered by Ultimus Fund Solutions LLC (the “Transfer Agent”). Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares under our Distribution Reinvestment Program. Shareholders who elect not to participate in our Distribution Reinvestment Program will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions, net of any applicable U.S. withholding tax, are reinvested in the Fund. See “Distribution Reinvestment Program.”

Investor Suitability

An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Repurchases of Shares

Our shares are not currently listed on any securities exchange, and we do not expect a public market for them to develop in the foreseeable future, if ever. Therefore, shareholders should not expect to be able to sell their shares promptly or at a desired price.

To provide our shareholders with limited liquidity, we conduct quarterly repurchase offers, at NAV, of no less than 5% of our outstanding shares. Typically, we conduct such quarterly repurchase offers for 5% of our outstanding shares. Repurchase offers in excess of 5% are made solely at the discretion of the Board and investors should not rely on any expectation of repurchase offers in excess of 5%. It is also possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their shares repurchased. Accordingly, although we will make quarterly repurchase offers, investors should consider our shares to be of limited liquidity. See “Repurchases of Shares.” We intend to maintain liquid securities, cash and/or access to a credit facility in amounts sufficient to meet repurchase offer requirements.

Summary of Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in our shares. You assume these risks as a result of our investments in CLOs. See “Risk Factors.”

Risks Related to Our Business and Structure

•        There is a risk that the amount of capital actually raised through this offering may be insufficient to achieve profitability or allow us to achieve our investment objective.

•        The Board may change our investment objective or may modify or waive our current operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse.

•        Capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets in the United States and abroad, which may have a negative impact on our business, financial condition and operations.

•        Global economic, regulatory and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.

•        Rising interest rates may adversely affect the value of our portfolio investments which could have an adverse effect on our business, financial condition and results of operations.

•        We are subject to risks related to inflation.

•        The phase out and cessation of LIBOR, and the use of SOFR as a replacement rate may adversely affect the value of our portfolio of LIBOR-indexed, floating-rate debt securities.

•        Our ability to achieve our investment objective depends on our Adviser’s ability to manage and support our investment process. If our Adviser were to lose access to its professionals, our ability to achieve our investment objective could be significantly harmed.

•        Because our business model depends to a significant extent upon relationships with investment banks, commercial banks and CLO collateral managers, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

•        We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

•        A significant portion of our investment portfolio will be recorded at fair value as determined in good faith pursuant to our valuation policies and procedures and, as a result, there will be uncertainty as to the value of our investments.

•        The amount of any distributions we may make is uncertain. Our distribution proceeds may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we make may be a return of the money that you originally invested and represent a return of capital to you.

•        Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with such regulations may adversely affect us.

•        Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

•        We may be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.

•        Regulations governing our operation as a registered closed-end management investment company affect our ability to raise additional capital and the way in which we do so. As a registered closed-end management investment company, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage.

•        Our ability to enter into transactions with our affiliates will be restricted.

•        We are uncertain of our sources for funding our future capital needs; if we cannot obtain equity or debt financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

•        The failure in cyber-security systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning could impair our ability to conduct business effectively.

•        We will be subject to U.S. federal income tax at corporate rates if we are unable to qualify for the tax treatment applicable to RICs under Subchapter M of the Code or to satisfy RIC distribution requirements.

•        We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

Risks Related to an Investment in Our Shares of Beneficial Interest

•        This is a “best efforts” offering, and if we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

•        The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.

•        Our ability to successfully conduct our continuous offering is dependent, in part, on the ability of Flat Rock Global to successfully identify and establish relationships with Financial Intermediaries.

•        Shareholder participation in the Fund’s Repurchase Program may result in adverse consequences for shareholders who remain invested in the Fund.

•        The timing of our repurchase offers pursuant to our Repurchase Program may be at a time that is disadvantageous to our shareholders.

•        We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.

•        Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.

•        Certain provisions of our Declaration of Trust and bylaws could deter takeover attempts and have an adverse impact on the value of our shares.

Risks Related to Our Adviser and Its Affiliates

•        We may face additional competition due to the fact that individuals associated with our Adviser are not prohibited from raising money for or managing another entity that makes the same types of investments that we target.

•        Our Adviser and its affiliates, including our officers and some of our trustees, will face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

•        We may be obligated to pay our Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

•        Our Adviser’s professionals’ time and resources may be diverted due to obligations they have to other clients.

•        Our management fee and incentive fees may induce our Adviser to make speculative investments.

Risks Related to Our Investments

•        Our investments in CLOs may be riskier and less transparent to us and our shareholders than direct investments in the underlying companies.

•        CLOs typically will have no significant assets other than their underlying Senior Secured Loans; payments on CLO investments are and will be payable solely from the cashflows from such Senior Secured Loans, which may have a negative impact on our performance and our ability to pay distributions.

•        Our CLO investments are exposed to leveraged credit risk.

•        There is the potential for interruption and deferral of cashflow.

•        We may invest in assets with no or limited performance or operating history.

•        The payment of underlying portfolio manager fees and other charges could adversely impact our returns.

•        The inability of a CLO collateral manager to reinvest the proceeds of the prepayment of Senior Secured Loans may adversely affect us.

•        Our investments will be subject to prepayments and calls, increasing re-investment risk.

•        We will have limited control of the administration and amendment of Senior Secured Loans owned by the CLOs in which we invest.

•        Senior Secured Loans of CLOs may be sold and replaced resulting in a loss to us.

•        Our financial results may be affected adversely if one or more of our significant junior debt or equity investments in a CLO vehicle defaults on its payment obligations or fails to perform as we expect.

•        Non-investment grade or “junk” debt involves a greater risk of default and higher price volatility than investment grade debt.

•        We will have no influence on management of underlying investments managed by non-affiliated, third-party CLO collateral managers.

•        Our investments in CLOs may be subject to special anti-deferral provisions that could result in us incurring tax or recognizing income prior to receiving cash distributions related to such income.

•        To the extent OID and PIK interest constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.

•        We may invest in business development companies, which carry risks similar to those of a private equity or venture capital fund.

•        We may invest in private investment funds, including but not limited to private debt funds and private real estate funds, managed by unaffiliated institutional asset managers, and our performance depends in part upon the performance of the private investment fund managers and selected strategies.

•        Private equity investments are extremely speculative and come with a variety of risks, including the risk that one or more, or in some cases all, of the Fund’s investments will not be realized, or will not be realized in an amount that is profitable or that was expected at the time of initial investment, and that a portion, or the entire amount, of our investment will be lost.

•        Special situation investments involve a high degree of business and financial risk that can result in substantial losses, which risks generally are greater than risks of investing in public companies that may be at a later stage of development.

•        Mezzanine debt, including senior unsecured and subordinated loans, is not secured by any collateral and is effectively subordinated to the borrower’s secured indebtedness (to the extent of the collateral securing such indebtedness).

Risks Related to Debt Financing

•        We may incur indebtedness to make investments, which magnifies the potential for gain or loss on amounts invested in our shares and may increase the risk of investing in our shares.

•        Changes in interest rates may affect our cost of capital and net investment income.

U.S. Federal Income Tax Risks

•        We will be subject to U.S. federal income tax at corporate rates if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

•        The recognition of income in connection with investments that we purchase with original issue discount may result in the payment of an incentive fee to the Adviser without a corresponding receipt of cash income.

•        We may face uncertain tax treatment.

Certain U.S. Federal Income Tax Matters

The Fund intends to elect to be treated and to qualify each year as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet income and asset-diversification tests each year. If the Fund so qualifies and satisfies certain minimum distribution requirements, the Fund will not be subject to U.S. federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of realized net long-term capital gains over realized net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible U.S. federal excise tax on RICs to the extent they do not meet certain minimum distribution requirements by the end of each calendar year. See “Certain U.S. Federal Income Tax Matters.”

Custodian

U.S. Bank, N.A., with principal offices at U.S. Bank Tower, 425 Walnut Street, Cincinnati, Ohio 45202 (the “Custodian”), serves as the Fund’s custodian. See “Management of the Fund.”

Corporate Information

Our principal address is 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001. Flat Rock Global maintains a website at www.flatrockglobal.com. Information contained on Flat Rock Global’s website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

Available Information

We file periodic reports, proxy statements and other information with the SEC. This information is available on the SEC’s website at www.sec.gov, and is also available free of charge by contacting us at 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001, or by telephone at (307) 500-5200 or on our website at www.flatrockglobal.com. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part.

FEES AND FUND EXPENSES

The following table includes fees and expenses that an investor in the Fund may incur, directly or indirectly.
Shareholder Transaction Expenses	None.

Annual Expenses (as a percentage of net assets attributable to shares)(1)
Management Fees(2)	1.38%
Incentive Fees (15% of investment income)(3)	1.50%
Interest Payments on Borrowed Funds(4)	None
Other Expenses(5)	1.10%
Acquired Fund Fees and Expenses(6)	None
Total Annual Expenses	3.98%

____________

(1)      The fees and expenses in this table are based upon the weighted average of estimated net assets of the Fund for its first year of operations of $50 million.

(2)      The SEC requires that the “management fees” percentage be shown as a percentage of net assets attributable to common shareholders, rather than total assets, including assets that have been funded with borrowed monies because common shareholders bear all of this cost.

(3)      The incentive fee is based on the Fund’s performance and will not be paid unless the Fund achieves certain performance targets. The Fund expects the incentive fee to increase to the extent the Fund earns greater interest income through its investments. The incentive fee is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s adjusted capital, equal to 1.75% per quarter, or an annualized hurdle rate of 7.00%, subject to a “catch-up” feature. See “Management of the Fund — Investment Advisory Agreement” for a full explanation of how the Incentive Fee is calculated.

(4)      The Fund does not expect to incur leverage during its first year of operations.

(5)      Other expenses include accounting, legal and auditing fees, reimbursement of the compensation for administrative personnel and fees payable to the Fund’s independent trustees. Other expenses are estimated for the current fiscal year.

(6)      Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. These indirect costs may include performance fees paid to the Acquired Fund’s adviser or its affiliates. It does not include brokerage or transaction costs incurred by the Acquired Funds. If Acquired Fund Fees and Expenses are incurred, the operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund. The amounts under this line item are estimated for the current fiscal year and are less than 1 basis point. Therefore, any such estimated amounts are included in other expenses.

EXAMPLE

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return. The example reflects total expenses for the one-, three-, five-, and ten-year periods:
Example	1 Year	3 Years	5 Years	10 Years
Shares of Beneficial Interest	$40	$120	$202	$413

The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

If shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by the Transfer Agent, currently $15.00. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly.

FINANCIAL HIGHLIGHTS

As of December 31, 2022, the Fund had not yet commenced investment operations, and therefore, a financial highlights table for the Fund has not been included in this prospectus.

THE FUND

The Fund is a continuously offered, externally managed, non-diversified, closed-end management investment company that has registered as an investment company under the 1940 Act and operates as an interval fund. The Fund was organized as a Delaware statutory trust on April 19, 2022. The Fund’s principal address is 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001, and its telephone number is (307) 500-5200.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to, but not limited to, the following:

•        the impact of an economic downturn on the ability of the issuer of a Senior Secured Loan to continue to operate, which could lead to the loss of some or all of our investment in such Senior Secured Loan or CLO investment;

•        the Fund’s business prospects and the prospects of the companies in which the Fund may invest;

•        the impact of interest rate volatility on our results, particularly if we elect to use leverage as part of our investment strategy;

•        the impact of inflation on the economy and our investments;

•        our future operating results;

•        our expected financings and investments;

•        the adequacy of our cash resources and working capital;

•        the timing of cash flows, if any, from the securities in which we invest;

•        our contractual arrangements and relationships with third parties;

•        the dependence of our future success on the general economy and its impact on the industries in which we invest;

•        our ability to source favorable investments;

•        our use of financial leverage;

•        our tax status; and

•        the risks, uncertainties and other factors we identify in “Risk Factors” and elsewhere in this prospectus and in our filings with the SEC.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

•        changes in the economy;

•        risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and

•        future changes in laws or regulations and conditions that impact our operations or investments.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”).

USE OF PROCEEDS

The net proceeds of the continuous offering of shares are invested in accordance with our investment objective and policies as soon as practicable after receipt, and no later than three months after receipt. Pending investment of the net proceeds in accordance with our investment objective and policies, we will invest in money market or short-term, high-quality fixed-income mutual funds. Investors should expect, therefore, that before we have fully invested the proceeds of this offering in accordance with our investment objective and policies, our assets will likely earn interest income at a modest rate.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective

Our investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. Our investment objective may be changed by the Board without shareholder approval.

We invest primarily in the junior debt tranches of CLOs that own a pool of Senior Secured Loans, with a particular emphasis on CLO debt tranches initially rated ‘BB’ by a NRSRO. To a lesser extent, we may invest in other CLO debt securities, CLO equity or other debt securities as permitted by the Adviser’s allocation policy.

We will identify potential investments using our Adviser’s market knowledge, experience and industry relationships. Our Adviser’s relationships with CLO collateral managers, underwriters and trading desks will be used to source transactions. In determining when to sell an investment, our Adviser will consider the following factors: the performance of such investment compared to initial expectations and the risk adjusted returns available in other transactions the Adviser is evaluating. Our need for capital and other factors will also be evaluated.

The underlying assets of the CLOs that we intend to invest in will be comprised primarily of Senior Secured Loans, and the performance of those loans will be a main driver of the performance of the CLO. We intend to invest so as to obtain exposure across a relatively broad range of underlying borrowers, industry sectors, CLO collateral managers, and CLO vintages. When we invest in CLOs that are diversified by industry and borrower, we are subject to the risks associated with CLOs and the underlying Senior Secured Loans, including risks related to leveraged credit, default, prepayment and volatility. See “Risk Factors — Risks Related to Our Investments.”

We structure our portfolio in such a way as to comply with quarterly diversification requirements applicable to RICs. By virtue of our investments in CLOs, which are predominantly collateralized against pools of Senior Secured Loans, we are broadly invested with respect to credit exposure to any one particular industry or borrower, although we have no restrictions on the industry or borrower exposure of the underlying assets and we do not operate as a “diversified” investment company within the meaning of the 1940 Act. See “Certain U.S. Federal Income Tax Matters — Taxation as a Regulated Investment Company” for our detailed RIC diversification requirements.

The Senior Secured Loans underlying the CLOs in which we invest will generally be U.S.-based, pay a floating interest rate based on LIBOR or SOFR and have a first lien on the borrower’s assets. Depending on market conditions, we invest in new issue transactions or secondary transactions sourced through investment banks and brokers. See “Overview of Collateralized Loan Obligations” for a more detailed review of CLOs and their characteristics.

We may, at times, invest a portion of our assets opportunistically in securities that are not CLOs to achieve our investment objective. It is expected that these opportunistic investments will change thematically over time as the Adviser identifies investment opportunities derived from a number of sources, including (i) debt and equity securities issued by business development companies, (ii) direct investments in Senior Secured Loans, (iii) fixed income securities and (iv) private investment funds that provide exposure to Senior Secured Loans and fixed income securities. With respect to the foregoing investments, our general investment strategy is broad and is not limited to any specific industry, sector, or a minimum or maximum market capitalization. We anticipate that these opportunistic investments will not comprise a significant portion of our investment portfolio and, under normal circumstances, are not expected to, in the aggregate, exceed 25% of our net assets (plus the amount of any borrowing for investment purposes). Further, investments in private equity funds and hedge funds that rely on 3(c)(1) or 3(c)(7) will not, in the aggregate, exceed 15% of our net assets (plus the amount of any borrowing for investment purposes).

In the case of the junior debt and equity tranches of CLO securities owned by us, we will not be able to directly enforce any rights and remedies in the event of a default of a Senior Secured Loan held by a CLO vehicle. Likewise, shareholders of the Fund will not be able to directly enforce any rights and remedies in the event of a default of a Senior Secured Loan.

Our investments in the junior debt tranches of CLOs, and certain of our opportunistic investments, are difficult to value by virtue of the fact that they generally are not publicly traded or actively traded on a secondary market but, instead, are privately negotiated “over-the-counter” directly between the parties. As a result, we will value these securities quarterly at fair value as determined in good faith by our Board.

We are subject to certain regulatory restrictions in making our investments. On January 25, 2022, we received a co-investment exemptive order from the SEC (the “Order”) granting us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed by our Adviser or certain affiliates, including Flat Rock Core Income Fund and Flat Rock Opportunity Fund, where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions included therein. Under the terms of the Order, a majority of our independent trustees who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned and (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. We may only co-invest with other funds managed by our Adviser or certain affiliates in accordance with such Order and existing regulatory guidance, including the no-action position of the SEC set forth in Mass Mutual Life Ins. Co. (SEC No-Action Letter, June 7, 2000), on which similarly situated funds like the Fund rely in order to co-invest in a single class of privately placed securities so long as certain conditions are met, including that the Adviser, acting on the Fund’s behalf and on behalf of other clients, negotiates no term other than price. See “Certain Relationships and Related Party Transactions — Allocation of Investments” in the SAI.

To enhance our returns, we may borrow funds from time to time at the discretion of our Adviser within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to one-third of our assets for securities representing indebtedness and up to one-half of our assets for preferred stock) when the terms and conditions available are favorable to long-term investing and well-aligned with our investment strategy and portfolio composition. In determining whether to borrow funds, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. The use of borrowed funds or the proceeds of issuing preferred shares to make investments would have its own specific set of benefits and risks, and all of the costs of borrowing funds or issuing preferred shares would be borne by holders of our shares. See “Risk Factors” for a discussion of the risks inherent to employing leverage.

While a registered closed-end management investment company may list its shares for trading in the public markets, we have currently elected not to do so. We believe that a non-traded structure is appropriate for the nature of the assets in which we invest. This structure allows us to focus on long-term risk adjusted returns and shields our investors from the volatility that would go along with having shares traded on a national securities exchange.

Pursuant to our interval fund structure, we conduct quarterly repurchase offers, at NAV, of no less than 5% of our outstanding shares. Typically, we conduct such quarterly repurchase offers for 5% of our outstanding shares. Repurchase offers in excess of 5% are made solely at the discretion of our Board and investors should not rely on any expectation of repurchase offers in excess of 5%. It is also possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their shares repurchased. Accordingly, although we make quarterly repurchase offers, investors should consider our shares to be of limited liquidity. See “Repurchases of Shares.”

Investment Committee

All investment decisions require unanimous approval by the members of our Adviser’s investment committee, which is currently comprised of Robert K. Grunewald, Ryan Ripp and Shiloh Bates. The Adviser monitors our portfolio on an ongoing basis in an effort to identify changes to the portfolio that would optimize risk-adjusted returns. The Board, including a majority of the members of the Board who are not “interested persons,” as such term is defined in Section 2(a)(19) of the 1940 Act, of the Fund or of Flat Rock Global, oversees and monitors our investment performance and relationship with our Adviser. See “Management of the Fund — Investment Adviser.”

Overview of Collateralized Loan Obligations

The collateralized loan obligations that we intend to invest in are investment vehicles that own a diversified pool of Senior Secured Loans. The CLO raises capital by issuing multiple tranches of debt and an equity tranche. The rated CLO debt tranches consist of long-term financing with specified financing terms, including floating interest rates at a stated spread over LIBOR or SOFR.

In a typical CLO, the capital structure would include approximately 75% to 90% debt, with the remainder comprising the junior most CLO securities, typically referred to as the CLO’s equity tranche. Interest cashflows derived from the pool of Senior Secured Loans are generally allocated sequentially in this order:

(1)    Administrative expenses in the CLO

(2)    Senior collateral management fee

(3)    Interest expense on senior debt tranches

(4)    Interest expense on junior debt tranches

(5)    Junior management fees

(6)    Remainder to the equity tranche

This sequential cashflow allocation is usually referred to as the “payment waterfall.” The most subordinated tranche of securities is, therefore, the most sensitive to defaults and realized losses from the underlying Senior Secured Loans, while the higher rated-tranches have lower corresponding risk (and offer lower potential returns).

The equity tranche represents the most junior tranche in the CLO capital structure. An investor in the equity tranche expects that the interest received from the Senior Secured Loans will exceed the expenses in the CLO structure. While the equity tranche will bear the loss from any defaults in the CLO structure, the equity tranche investor expects the cash-flow profitability of the CLO to be in excess of these losses. Additionally, the CLO equity tranche will have the ability to wind up the CLO early or refinance tranches of the CLO’s liabilities at more favorable rates, which could enhance returns to the equity tranche. If this does not occur, then the investors in the equity tranche will experience a lower level of distributions and may incur a complete loss in investment. If losses on the CLO’s loans increase above certain levels, the CLO’s debt investors are also at risk of principal loss.

Debt tranches of CLOs are typically rated by Moody’s, S&P and Fitch and have a stated coupon or spread over LIBOR or SOFR. CLO debt tranches may be rated AAA to B. Equity tranches of CLOs are unrated and do not have a stated coupon. They receive the cashflow after all other payments in the payment waterfall are made. The detailed CLO payment waterfall is provided in the CLO’s prospectus and the quarterly calculations are distributed to investors by the CLO’s trustee.

Each tranche within a CLO has voting rights on any amendments that would have a material effect on such tranche. Neither the debt tranches nor the equity tranche of CLOs have voting rights on the management of the underlying Senior Secured Loan portfolio. The third-party CLO manager is responsible for management of the underlying Senior Secured Loan portfolio. The holders of the equity tranches of CLOs typically have the right to approve and/or replace the CLO collateral manager after such CLO manager has triggered a default. The equity tranche of a CLO generally will have the ability to call the debt tranches following a non-call period. The collateral manager may call the debt tranches to refinance them on more favorable terms, to extend the maturity of the debt tranches or wind up the CLO entity. Debt tranches of CLOs do not have the right to call the other CLO security tranches.

CLOs contain a variety of covenants that are designed to enhance the credit protection of CLO debt investors, including overcollateralization tests (“OC Tests”) and interest coverage tests (“IC Tests”). The OC Tests and IC Tests require CLOs to maintain certain levels of overcollateralization (measured as par value of assets to liabilities subject to certain adjustments) and interest coverage, respectively. If a CLO breaches an OC Test or IC Test, excess cash flow that would otherwise be available for distribution to the CLO equity tranche investors is diverted to prepay CLO debt investors in order of seniority until such time as the covenant breach is cured. If the covenant breach is not or cannot be cured, the CLO equity investors (and potentially other debt tranche investors) may experience a partial or total loss of their investment. For this reason, CLO equity investors are often referred to as being in a first loss position.

Some CLOs also have interest diversion tests, which also act to ensure that CLOs maintain adequate overcollateralization. If a CLO breaches an interest diversion test, excess interest cash flow that would otherwise be available for distribution to the CLO equity tranche investors is diverted to acquire new collateral obligations until the test is satisfied. Such diversion would lead to payments to the equity investors being delayed and/or reduced.

CLOs do not have mark-to-market triggers and, with limited exceptions (such as the proportion of assets rated “CCC+” or lower (or their equivalent) by which such assets exceed a specified concentration limit, discounted purchases and defaulted assets), CLO covenants are calculated using the par value of collateral, not the market value or purchase price. As a result, a decrease in the market price of a CLO’s performing portfolio does not generally result in a requirement for the CLO collateral manager to sell assets (i.e., no forced sales) or for CLO equity investors to contribute additional capital (i.e., no margin calls).

Cashflow Transactions

We primarily invest in the junior debt tranches of CLOs, with a particular emphasis on tranches initially rated BB and, to a lesser extent, in other CLO junior debt tranches and CLO equity securities. CLOs typically have a stated maturity of 10 to 12 years with an actual average life of approximately 3 to 7 years. The underlying assets of cashflow transactions are usually actively managed by a CLO collateral manager. In the CLOs in which we intend to invest, the CLO manager will be governed by stringent investment guidelines set out at the inception of the transaction. These guidelines likely will include specific requirements determined by the rating agencies (Moody’s, S&P and/or Fitch), such as a portfolio broadly invested by industry and issuer and weighted average rating requirements on the Senior Secured Loans in the portfolio.

Broad investment variety is a key feature of the portfolios of the CLOs in which we invest and is aimed at minimizing the effect of potential credit deterioration. We target CLOs that have broad investment diversity by issuer and industry. Unless and until we raise a significant amount of capital in this offering, we will be limited in our ability to build a diversified investment portfolio. Even if we raise a significant amount of capital and have a portfolio that has broad investment diversity by issuer and industry, our portfolio will still be subject to the risks inherent in investing in the junior debt and equity tranches of CLOs.

Returns to investors in the junior debt tranches of CLOs depend on a number of factors. A main driver is the number and timing of losses from defaults on the underlying Senior Secured Loans. Above a certain amount of loan losses, a CLO debt security could become impaired. Other drivers include the purchase price; changes to LIBOR and/or SOFR; and the date at which the portfolio is called or the CLO debt security is refinanced.

Overview of the Senior Secured Loan Market

Loans are the predominant form of collateral for CLOs, and Senior Secured Loans represent a large and mature segment of the U.S. corporate loan market.

Proceeds from the issuance of Senior Secured Loans are often used for leveraged buyout transactions, mergers and acquisitions, recapitalizations, refinancings and financing capital expenditures. Because they are secured and are generally floating rate, returns of Senior Secured Loans typically exhibit low correlation to returns on traditional asset classes such as publicly-traded equities or fixed income assets.

Broadly syndicated Senior Secured Loans are typically distributed by the arranging bank to a diverse group of investors primarily consisting of CLOs, mutual funds and closed-end funds, hedge funds, banks, insurance companies, and finance companies.

Generally, Senior Secured Loans are floating rate instruments, typically making quarterly interest payments based on a spread over LIBOR or SOFR. Many Senior Secured Loans include a LIBOR or SOFR floor, which provides a floor on the effective interest rate if LIBOR or SOFR falls below a certain level (generally 75 to 100 basis points).

We believe Senior Secured Loans represent an attractive and stable base of collateral for CLOs. In particular, the primary attributes include:

•        Secured:    Senior Secured Loans typically have a first priority or, to a much lesser extent, a second priority lien on the borrower’s assets. The loan may be secured by accounts receivable, inventory, intellectual property, physical property and real estate and other assets.

•        Senior:    Senior Secured Loans maintain a priority claim, relative to equity, on the borrower’s assets and cash flow, with the most senior loans offering the prospect of a more stable and lower-risk investment relative to the subordinated debt and equity securities issued by the borrower.

•        Consistent long-term performance:    Senior Secured Loans in the S&P/LSTA Leveraged Loan Index have provided positive cash yields in all years since 2000, and only two years (2008 and 2015) of negative returns including mark-to-market volatility. The average return over the time period 2000 – 2021 was 5.5%.

•        Floating Rate:    Senior Secured Loans typically involve a floating interest rate as opposed to a fixed interest rate, which generally provides a hedge against rising interest rates. The debt tranches of CLOs generally have floating interest rates as well, which provides a partial matching of changes in the interest rates on the CLO’s assets and liabilities.

•        Loan-to-Value:    In general, underlying borrowers of Senior Secured Loans have a loan-to-value ratio of approximately 40% to 65% at the time of origination. Loan-to-value ratio is a fundamental measure of loan risk. The loan-to-value ratio of a company is calculated as the amount of the Senior Secured Loan divided by the enterprise value of the underlying company. The enterprise value of a company at a point in time is the aggregate fair value of such company’s debt and equity. There is no single methodology for determining enterprise value, but it is usually calculated using a market (i.e., EBITDA multiples of publicly-traded companies) or an income (i.e., discounted cash flow) approach. Typically, a company with a lower loan-to-value ratio is considered less risky, due to the expectation that equity can support the company in times of trouble, and a senior secured loan lender can negotiate loan covenants with such company.

•        Low default rates:    The average annual default rate for Senior Secured Loans averaged 2.5% since 2009 according to J.P. Morgan Research.

•        High recovery rates:    First lien bank loans have had significantly better recovery rates than unsecured bonds and second lien loans. According to Moody’s Investor Service and J.P. Morgan Research, first lien loan recovery rates for the 25-year period from 1996 to 2021 averaged 64.4%, whereas recovery rates for unsecured bonds and second lien loans were 37.1% and 22.4%, respectively.

Investment Opportunity

We believe that the junior debt tranches of CLO securities currently represent, as a class, an opportunity to obtain attractive risk-adjusted investment returns. We believe that a number of factors support this conclusion, including:

•        CLO junior debt tranches allow investors to gain exposure to a diversified pool of Senior Secured Loans with the benefit of the equity tranche as a buffer against losses.

•        The U.S. CLO market is relatively large, with a total outstanding notional balance of approximately $900 billion as of March 31, 2022 according to Nomura Research. We believe this will provide us with sufficient investment opportunities to review in order to achieve our investment objective. However, it is important to note that, even though the size of the CLO market is large, this does not ensure that the CLO opportunities that we have access to will meet the criteria we look for in assessing investment opportunities.

•        According to J.P. Morgan research, the leveraged loan default rate over the last 24 years was 2.9%. The default rate for CLO debt securities, initially rated BB, was 0.3% from 2000 to 2020.

•        The CLO’s equity tranche takes the first loss when loans in the CLO default. A second source of protection for the CLO’s junior debt tranches is that dividends to the equity tranche can be halted in times of stress. At such times, instead of making distributions to the equity tranche, the CLO manager can divert those amounts into investing in new loans at more favorable prices, thereby improving the credit quality of the CLO’s junior debt tranches.

•        We believe that the CLO junior debt tranches typically trade at a yield premium to similarly rated leveraged loans or high yield bonds.

•        We believe that CLO junior debt investments allow investors to gain exposure to Senior Secured Loans on a levered basis without being structurally subject to mark-to-market price fluctuations of the underlying loans. Although the current valuations of CLO junior debt tranches are expected to fluctuate based on price changes within the Senior Secured Loan markets, interest rate movements and other macroeconomic factors, those tranches will generally be expected to continue to receive quarterly distributions from the CLO vehicle so long as the underlying portfolio does not suffer defaults, realized losses or other covenant violations sufficient to trigger diversions of cash flow from the tranche in which we invest.

•        We believe that the CLO market, including the U.S. Senior Secured Loan market, has represented and continues to represent an attractive area for investment. We believe that investments in the junior debt obligations and equity of CLOs provide an efficient mechanism for investing in the U.S. Senior Secured Loan market because investments in CLOs allow us to invest in a highly diversified and levered pool of assets in a cost-efficient manner. The leverage in a CLO provides long-term, non-mark-to-market financing, at what we believe are attractive rates.

•        The long-term and relatively low-cost capital that many CLO vehicles have secured, compared with current asset spreads, have created opportunities to purchase certain CLO junior debt instruments that we believe will produce attractive risk-adjusted returns. Additionally, the long-term non-mark-to-market nature of the CLO debt may be extremely beneficial in periods of market volatility in the underlying Senior Secured Loans.

•        Warehouse facilities, which are short and medium-term loan facilities that are used to accumulate Senior Secured Loans prior to the formation of a CLO, provide what we believe are additional attractive risk-adjusted investment opportunities for us.

•        Most CLOs are not significantly impacted by the same mark-to-market volatility of Senior Secured Loans because CLO performance tests are based on par value and not market value. Therefore, we believe a decline in Senior Secured Loan prices similar to 2008, August 2011, December 2018, and March 2020 would not have a significant long-term negative impact on CLOs and could provide CLOs an opportunity to acquire high-performing Senior Secured Loans at discounted prices.

The past performance described above is not indicative of future returns and the results do not include fees, expenses or taxes that a shareholder may incur. The results described above may not be representative of our portfolio.

Potential Competitive Strengths

We believe that we offer our investors the following potential competitive strengths:

•        Investment professionals of the Adviser have extensive experience in investing in CLO securities. Such investment professionals also have expertise in investing in CLOs backed by middle market loans as well as broadly syndicated loans. In addition, the Adviser’s management has experience managing publicly-registered investment companies operated as interval funds that invest directly in Senior Secured Loans and in the equity and junior debt tranches of CLOs. As a result of its experience managing such vehicles, we believe that employees of the Adviser will be knowledgeable regarding the Senior Secured Loans underlying the CLOs in which we intend to invest.

•        We may opportunistically invest a portion of our assets in securities that are not CLOs, where the investment professionals of our Adviser have significant experience, such as (i) debt and equity securities issued by business development companies, (ii) direct investment in Senior Secured Loans, (iii) fixed income securities and (iv) private investment funds that provide exposure to Senior Secured Loans and fixed income securities.

•        Our Adviser employs a conservative investment approach focused on current income and long-term investment performance. The Adviser will evaluate a broad range of investment opportunities for the Fund and select those that offer the most favorable risk-adjusted returns. The Adviser believes that it has relationships with investment banks and brokers that will provide us with access to extensive investment opportunities that meet our investment objective and strategies.

Investment Strategy

We primarily invest in junior debt tranches of CLOs available in the secondary market that the Adviser believes have the potential to outperform the market on a relative value basis. The Fund will utilize Flat Rock Global’s leveraged finance platform, investment expertise, sourcing network and industry relationships to pursue a strategy within the CLO market focused on:

•        Proactive sourcing and identification of high-quality CLO managers and CLO investment opportunities.    The Adviser will utilize its leveraged finance platform and industry relationships to source investment opportunities. The Adviser has direct contact with CLO managers and banks that originate and trade CLO securities and Senior Secured Loans.

•        Disciplined research and due diligence process.    CLO managers will be chosen by the Adviser based on considerations that may include: (i) track record of the CLO manager, including during periods of distress in the market for Senior Secured Loans, (ii) experience of the CLO manager in managing Senior Secured Loans, (iii) scale of the CLO manager’s platform and other resources, and (iv) ability to efficiently source Senior Secured Loans for the CLO.

•        Diversified portfolio construction.    The Fund seeks to construct a portfolio of diversified CLO junior debt investments, and, to a lesser extent, CLO equity and other investments. The Adviser will seek to diversity the Fund’s investment portfolio by CLO Manager and by CLO vintage. The Adviser will also analyze the portfolio on a look-through basis, which will provide exposure to the underlying Senior Secured Loans. The Fund will employ a long-term investment horizon with a primarily buy-and-hold strategy. However, based on the continuous monitoring of investments and look-through analytics, the Adviser may sell positions from time to time if the Adviser believes it is in the Fund’s best interest.

•        Active portfolio monitoring and risk management.    In relation to the Fund’s investments, the Adviser will typically conduct periodic, detailed diligence of underlying loans, the CLO structure and the CLO manager. The Adviser will typically review, among other things, monthly reporting, the internal watch list methodology, adherence to investment strategy and covenants, and other ongoing measures. Risk management is a continuous process that may include regular benchmarking of investment performance of the CLO to the initial investment thesis. Through the portfolio monitoring and risk management process, the Adviser will continuously seek to optimize the risk-return profile of the Fund’s portfolio, subject to, among other things, variations in general market liquidity, the illiquid nature of its investment portfolio and the constraints presented by the limited length of the investment period.

Analysis of Collateral

Loans included in the CLO portfolios in which we intend to invest will be chosen by third party CLO managers. Our Adviser also will typically perform in-depth due diligence on individual issuers of Senior Secured Loans in each CLO portfolio. Generally, the Adviser will focus its diligence efforts on the Senior Secured Loans that we believe will have the highest risk of credit loss.

In this process of evaluation, input generally will be obtained from our Adviser’s investment professionals. In addition, our Adviser will access its experienced credit team for information with which to screen issuers according to qualitative and quantitative criteria. This review generally will be included within the investment modeling process and stress case analysis, which our Adviser believes will produce a thorough assessment of underlying potential default and recovery characteristics of the securities in which we invest.

Analysis of CLO Manager

Since third party CLO managers are responsible for selecting the Senior Secured Loans underlying the CLOs in which we intend to invest, our Adviser will also carefully review prospective CLO managers. Typical criteria that will be used to evaluate prospective CLO managers include:

•        Experience and track record in managing CLOs and Senior Secured Loans;

•        Historical performance of such CLO managers, with an emphasis on performance during periods of distress, such as the dislocation experienced by credit markets in 2008 and 2009;

•        Investment processes and independent reporting systems;

•        Investment style and consistency in portfolio construction;

•        Experience and track record of senior management and whether the CLO manager has a dedicated team for investing in Senior Secured Loans;

•        Senior personnel that understand credit selection and managing the CLO structure through the life of a CLO;

•        Length of time the team has invested together;

•        The ability of the CLO manager to obtain attractive terms on the debt issued by the CLO;

•        The CLO manager’s ability to source Senior Secured Loans; and

•        Reporting and transparency.

In addition to reviewing offering materials and reporting documentation, the Adviser’s professionals will attempt to meet with the senior managers of the CLO team, discuss the Senior Secured Loans with members of the CLO’s manager’s investment team and discuss the CLO manager’s experience and track record with third parties.

CLO Structural Analysis

The Adviser will utilize third-party financial models to project the expected cash flows from each CLO that it evaluates and will perform other risk management analytics. Key inputs to the financial models include:

•        Probability and/or timing of underlying asset default;

•        Recovery rates on defaulted assets;

•        Prepayment rate on Senior Secured Loans;

•        Reinvestment terms for new Senior Secured Loans;

•        Term of the CLO;

•        Capital structure;

•        Funding cost;

•        Fees and expenses;

•        Expectations for future interest rates;

•        Market prices of underlying Senior Secured Loans;

•        Cash flow payment waterfall structure; and

•        Portfolio look-through to assess underlying exposure by industry and obligor.

Utilizing default and recovery assumptions generated by the Adviser and its affiliates for portfolios of underlying Senior Secured Loans, a risk analysis typically will be performed to determine the probability of achieving various return levels for each investment. We will typically target transactions that demonstrate stable return profiles with high breakeven probabilities, and we will seek to avoid transactions with the probability of achieving below-targeted returns.

A portfolio look-through analysis is often used to identify and manage risk concentrations in the aggregate investment portfolio, (particularly asset and industry concentrations) and to ensure ongoing adherence to the Fund’s investment strategy.

Management of Investments

All investment decisions require unanimous approval by the members of our Adviser’s investment committee, which is currently comprised of Robert K. Grunewald, Ryan Ripp and Shiloh Bates. Investment decisions will generally be based on a rigorous credit and structural review and relative value analysis performed by our Adviser, and potential investments will generally be analyzed on the merits of the individual transaction in terms of absolute return targets and relative value versus comparable opportunities. The Adviser monitors our portfolio on an ongoing basis in an effort to identify changes to the portfolio that would optimize risk-adjusted returns.

Our Adviser’s team may prepare an investment memorandum that documents rationale for the investment. The investment memorandum will include, among other things, (i) an overview of the investment’s key terms (ii) the investment’s projected returns; (iii) risks associated with the transaction and (iv) a description of the CLO manager.

Our Adviser’s sale and purchase decisions are reviewed and approved by the Adviser’s investment committee. The investment process is collaborative with frequent interaction between the investment professionals of the Adviser and the members of the Adviser’s investment committee before final approval is sought. The investment approval is based on the risk-adjusted returns of the underlying investment as well that investment’s potential effects on the overall portfolio. See “Portfolio Management” for additional information on our Adviser’s professionals.

In relation to the securities in which we invest, our Adviser’s professionals will conduct rigorous ongoing analysis on the Senior Secured Loans, the CLO structure and the CLO collateral manager which generally will include quarterly or monthly reporting providing an overview of:

•        Senior Secured Loans in the CLO;

•        Changes to the underlying portfolio;

•        Portfolio metrics (including coupon, price, weighted average rating factor and any rating changes);

•        Concentration limits;

•        Covenant compliance; and

•        Cash flows.

Further, the Adviser will follow a policy of periodically reviewing the CLO managers that manage the Fund’s CLO investments, as applicable.

Risk management is an ongoing process that may include regular benchmarking of investment performance to the initial investment hypothesis and the maintenance and monitoring of a “risk rating list” on a monthly basis. Such risk rating is derived from general market information including security prices, press releases, news and statements, and ongoing due diligence to assist the Adviser in forecasting the occurrence of specific credit events and modeling outcomes. Through its portfolio monitoring and risk management process, the Adviser will continuously seek to optimize the risk-return profile of the portfolio, subject to, among other things, variations in general market liquidity, the illiquid nature of the securities in which we invest and the constraints presented by the limited length of the investment period.

Cash Uses and Cash Management Activities

In accordance with our investment strategy, our principal use of cash (including the net offering proceeds) will be to fund investments sourced by our Adviser and pay ongoing operational expenses and distributions to shareholders in accordance with our distribution policy. See “Distribution Policy.”

Operating and Regulatory Structure

Our investment activities are managed by the Adviser and supervised by the Board, of which a majority of the trustees are not “interested persons” of the Fund, as such term is defined under the 1940 Act. Under our Investment Advisory Agreement, we have agreed to pay our Adviser a base management fee based on our average daily total assets as well as an incentive fee based on our performance. In addition, we will reimburse our Adviser for routine overhead expenses, such as expenses incurred in connection with administering our business. The Adviser also furnishes us with office facilities, equipment and personnel for servicing the management of our operations. See “Management of the Fund — Investment Adviser” for a description of the payments we will make to our Adviser.

The Administrator furnishes us with the provisions of clerical and other administrative services, including marketing, investor relations and accounting services and maintenance of certain books and records on our behalf. In addition, the Administrator performs the calculation and publication of our NAV and oversees the preparation and filing of our tax returns, the payment of our expenses and the performance oversight of various third party service providers.

While a registered closed-end management investment company may list its shares for trading in the public markets, we have currently elected not to do so. We believe that a non-traded structure is appropriate for the nature of the assets in which we invest. This structure allows us to focus on long-term risk adjusted returns and shields our investors from the volatility that would go along with having shares traded on a national securities exchange.

Pursuant to our interval fund structure, we conduct quarterly repurchase offers, at NAV, of no less than 5% of our outstanding shares. Typically, we conduct such quarterly repurchase offers for 5% of our outstanding shares. Repurchase offers in excess of 5% are made solely at the discretion of our Board and investors should not rely on any expectation of repurchase offers in excess of 5%. It is also possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their shares repurchased. Accordingly, although we will make quarterly repurchase offers, investors should consider our shares to be of limited liquidity. See “Repurchases of Shares.”

We intend to elect to be treated for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not be subject to U.S. federal income tax on any ordinary income or capital gains that we distribute to our shareholders as dividends. To continue to qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described under “Certain U.S. Federal Income Tax Matters”). In addition, to qualify for RIC treatment we must distribute to our shareholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our ordinary income plus the excess of our realized net short-term capital gains over our realized net long-term capital losses.

To enhance our returns, we may borrow funds from time to time at the discretion of our Adviser within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to one-third of our assets for securities representing indebtedness and up to one-half of our assets for preferred stock) when the terms and conditions available are favorable to long-term investing and well-aligned with our investment strategy and portfolio composition. In determining whether to borrow funds, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. The use of borrowed funds or the proceeds of issuing preferred shares to make investments would have its own specific set of benefits and risks, and all of the costs of borrowing funds or issuing preferred shares would be borne by holders of our shares. See “Risk Factors” for a discussion of the risks inherent to employing leverage.

Valuation Policies and Procedures

We determine the NAV of our shares daily, as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern Time). Each time the Fund calculates NAV, it will accrue as a liability any amounts owed to the Adviser as payment for incentive fees, which could vary over time. In computing our NAV, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available, securities are valued at fair value pursuant to valuation policies approved by the Board.

The most significant estimate inherent in the preparation of our financial statements likely will be the valuation of our investments and the related amounts of unrealized appreciation and depreciation of investments recorded. There generally is no single method for determining fair value in good faith. As a result, determining fair value usually requires that judgment be applied to the specific facts and circumstances of each investment while employing a consistently applied valuation process for the types of investments we make. We will be required to specifically fair value each individual investment on a quarterly basis.

The Board is responsible for fair value determination, and has adopted policies and procedures for assessment and management of valuation risks, establishment and application of fair value methodologies, testing of fair value methodologies, and evaluation of pricing services. Under these procedures, the Board is responsible for the valuation of the Fund’s portfolio investments for which market quotations are not readily available, as determined in good faith pursuant to the Fund’s valuation policy and consistently applied valuation process. The day-to-day implementation of the portfolio valuation process, as set forth in the valuation policies and procedures, is performed by Flat Rock Global, with the oversight and involvement of the Board as required. Additionally, the Board has authorized the use of independent third-party pricing services and independent third-party valuation services to assist in pricing and valuation of the Fund’s portfolio securities. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Board has adopted methods for determining the fair value of such securities and other assets. Valuations of our investments are disclosed in reports publicly filed with the SEC. See “Determination of Net Asset Value” for a discussion of how NAV is determined.

Availability of Investment Opportunities; Competition

The activity of identifying, completing and realizing the types of investment opportunities targeted by the Adviser for the Fund is highly competitive and involves a significant degree of uncertainty. We compete for investment opportunities with other investment companies and private investment vehicles, as well as the public debt markets, individuals and financial institutions, including investment banks, commercial banks and insurance companies, business development companies, strategic industry acquirers, hedge funds and other institutional investors, investing directly or through affiliates. Over the past several years, a number of such investment vehicles have been formed (and many such existing entities have grown in size). Additional entities with similar investment objectives may be formed in the future by other unrelated parties. It is possible that competition for appropriate investment opportunities may increase, thus reducing the number of opportunities available to the Fund. Such supply-side competition may adversely affect the terms upon which investments can be made by the Fund. Additionally, because we believe competition for investment opportunities generally has increased among alternative investment vehicles, such as hedge funds, those entities have begun to invest in areas they have not traditionally invested in, including CLOs. As a result of these new entrants, competition for investment opportunities in CLOs may continue to intensify. There can be no assurance that the Adviser will be able to locate and complete investments which satisfy the Fund’s primary investment objective.

Additionally, our Adviser also serves as investment adviser to Flat Rock Core Income Fund and Flat Rock Opportunity Fund, both of which are closed-end investment companies that operate as interval funds that have investment objectives and strategies that overlap with the Fund’s investment objective and strategy. To the extent we compete with Flat Rock Core Income Fund, Flat Rock Opportunity Fund, or other entities managed by our Adviser or any of its affiliates for a particular investment opportunity, our Adviser will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (1) its internal conflict-resolution and allocation policies and (2) the requirements of the Advisers Act. For instance, if an investment opportunity in CLO junior debt tranches is identified it will first be offered to us, while if an investment opportunity in senior secured loans or CLO equity is identified, it will first be offered to Flat Rock Core Income Fund or Flat Rock Opportunity Fund, respectively. Our Adviser’s allocation policies are intended to ensure that we may generally share equitably with other investment funds managed by our Adviser or its affiliates in investment opportunities, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer which may be suitable for us and such other investment funds.

Staffing

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employed by Flat Rock Global, pursuant to the terms of the Investment Advisory Agreement. Our day-to-day investment operations are managed by Flat Rock Global. In addition, we may reimburse Flat Rock Global for any such costs and expenses that have been paid by Flat Rock Global on our behalf.

Facilities

We do not own any real estate or other physical properties materially important to our operation. Our principal address 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001.

Legal Proceedings

Neither we nor our Adviser is currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us or against our Adviser.

From time to time, our Adviser, its affiliates or its professionals may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights with respect to our investments.

RISK FACTORS

Investing in our shares involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our shares. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the NAV of our shares of beneficial interest could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Structure

There is a risk that the amount of capital actually raised through this offering may be insufficient to achieve profitability or allow us to achieve our investment objective.

There is a risk that the amount of capital raised through this offering may be insufficient to achieve profitability or allow us to realize our investment objective. An inability to continue to raise additional capital may adversely affect our financial condition, liquidity and results of operations, as well as our compliance with regulatory requirements.

The Board may change our investment objective or may modify or waive our current operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse.

Our investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. We invest primarily in the junior debt tranches of CLOs with a particular emphasis on CLO debt tranches initially rated ‘BB’ by a National Recognized Statistical Rating Organization. The Board has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without shareholder approval. Our investment objective, however, may also be changed by the Board. We cannot predict the effect any changes to our investment objective, current operating policies, investment criteria and strategies would have on our business, NAV, operating results or the value of our shares. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Finally, since our shares are not listed on a national securities exchange, you will be limited in your ability to sell your shares in response to any changes in our investment objective, operating policies, investment criteria or strategies.

Capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets in the United States and abroad, which may have a negative impact on our business, financial condition and operations.

The illiquidity of our investments may make it difficult for us to sell such investments if required. As a result, we may realize significantly less than the value at which we have recorded our investments. In addition, significant changes in the capital markets, including the disruption and volatility thereof, have had, and may in the future have, a negative effect on the valuations of our investments and on the potential for liquidity events involving our investments. An inability to raise capital, or any required sale of our investments for liquidity purposes, could have a material adverse impact on our business, financial condition and results of operations.

Various social and political tensions in the United States and around the world, particularly in Eastern Europe, may continue to contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause further economic uncertainties or deterioration in the United States and worldwide. The growth in government debt to fund the fight against the COVID-19 global pandemic and to shore up domestic economies has been significant. If interest rates continue to rise, governments may find it increasingly difficult to service their debt without cuts in spending and/or tax increases, both of which could negatively impact economic output. Similarly, the emergency fiscal and monetary measures taken in response to the COVID-19 global pandemic has contributed to, at least in the short term, inflation and destabilization in the financial markets.

While the worst of the COVID-19 global pandemic seems to be over in many countries, economic growth in the United States and abroad could stall or even stop, despite health-related restrictions on travel and work being lifted and more people being vaccinated. Return to a recessionary period in the United States and/or abroad could adversely impact our investments. We cannot predict the duration of the effects related to these or similar events in the future on the United States and/or global economy and securities markets or on our investments. We monitor developments and seek to manage our investments in a manner consistent with achieving our Investment Objective, but there can be no assurance that it will be successful in doing so.

Global economic, regulatory and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.

Downgrades by rating agencies to the U.S. government’s credit rating or concerns about its credit and deficit levels in general could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our invest portfolio and our ability to access the capital markets on favorable terms. In addition, a decreased U.S. government credit rating could create broader financial turmoil and uncertainty, which may weigh heavily on our financial performance and the value of our common stock.

Deterioration in the economic conditions in the Eurozone and other regions or countries globally and the resulting instability in global financial markets may pose a risk to our business. Financial markets have been affected at times by a number of global macroeconomic events, including the following: large sovereign debts and fiscal deficits of several countries in Europe and in emerging markets jurisdictions, levels of non-performing loans on the balance sheets of European banks, the effect of the United Kingdom (the “U.K.”) leaving the European Union (the “EU”), instability in the Chinese capital markets and the COVID-19 pandemic. Global market and economic disruptions have affected, and may in the future affect, the U.S. capital markets, which could adversely affect our business, financial condition or results of operations. We cannot assure you that market disruptions in Europe and other regions or countries, including the increased cost of funding for certain governments and financial institutions, will not impact the global economy, and we cannot assure you that assistance packages will be available, or if available, be sufficient to stabilize countries and markets in Europe or elsewhere affected by a financial crisis. To the extent uncertainty regarding any economic recovery in Europe negatively impacts consumer confidence and consumer credit factors, our business, financial condition and results of operations could be significantly and adversely affected. Moreover, there is a risk of both sector-specific and broad-based corrections and/or downturns in the equity and credit markets. Any of the foregoing could have a significant impact on the markets in which we operate and could have a material adverse impact on our business prospects and financial condition.

Various social and political circumstances in the U.S. and around the world (including wars and other forms of conflict, including rising trade tensions between the United States and China, and other uncertainties regarding actual and potential shifts in the U.S. and foreign, trade, economic and other policies with other countries, terrorist acts, security operations, catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), and climate change and climate related events, may also contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide. Specifically, the rising conflict between Russia and Ukraine, and resulting market volatility, could adversely affect our business, financial condition or results of operations. In response to the conflict between Russia and Ukraine, the U.S. and other countries have imposed sanctions or other restrictive actions against Russia. Any of the above factors, including sanctions, export controls, tariffs, trade wars and other governmental actions, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline. These market and economic disruptions could also negatively impact the operating results of our portfolio companies. Any prolonged disruptions in the business of the portfolio companies underlying the CLOs in which we invest, including a disruption in their supply chains may adversely affect their ability to obtain the necessary raw materials or components to make their products or cause a decline in the demand for their products or services, leading to a negative impact on their operating results.

Additionally, the Federal Reserve has continued to raise interest rates since March 2022. It is uncertain whether the Federal Reserve will continue to raise rates throughout 2023, and by how much. These developments, along with the United States government’s credit and deficit concerns, global economic uncertainties and market volatility and the impacts of COVID-19, could cause interest rates to be volatile, which may negatively impact our ability to access the debt markets and capital markets on favorable terms.

Rising interest rates may adversely affect the value of our portfolio investments which could have an adverse effect on our business, financial condition and results of operations.

Our debt investments may be based on floating rates, such as LIBOR or SOFR. General interest rate fluctuations may have a substantial negative impact on our investments, the value of our shares and our rate of return on invested capital. A reduction in the interest rates on new investments relative to interest rates on current investments could also have an adverse impact on our net interest income. An increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high yield bonds, and also could increase our interest expense, thereby decreasing our net income. Also, an increase in interest rates available to investors could make investment in our shares less attractive if we are not able to increase our distribution rate, which could reduce the value of our shares.

Because we may borrow funds and may issue preferred shares to finance investments, our net investment income may depend, in part, upon the difference between the rate at which we borrow funds or pay distributions on preferred shares and the rate that our investments yield. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds would increase except to the extent we have issued fixed rate debt or preferred shares, which could reduce our net investment income.

You should also be aware that a change in the general level of interest rates can be expected to lead to a change in the interest rate we receive on many of our debt investments. Accordingly, a change in interest rates could make it easier for us to meet or exceed the performance threshold and may result in a substantial increase in the amount of incentive fees payable to our Adviser.

We are subject to risks related to inflation.

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. Recently, inflation has increased to its highest level in decades, and the Federal Reserve has been raising the federal funds rate in response. Inflation rates may change frequently and significantly as a result of various factors, including unexpected shifts in the domestic or global economy and changes in economic policies, and the Company’s investments may not keep pace with inflation, which may result in losses to shareholders. As inflation increases, the real value of our shares and dividends therefore may decline. In addition, during any periods of rising inflation, interest rates of any debt securities issued by the Company would likely increase, which would tend to further reduce returns to shareholders. Inflation rates may change frequently and significantly as a result of various factors, including unexpected shifts in the domestic or global economy and changes in economic policies, and our investments may not keep pace with inflation, which may result in losses to our shareholders. This risk is greater for fixed-income instruments with longer maturities.

The phase out and cessation of LIBOR, and the use of SOFR as a replacement rate, may adversely affect the value of our portfolio of LIBOR-indexed, floating-rate debt securities.

Changes in the method of determining LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect the Fund’s credit arrangements and the Fund’s floating rate loans and investment securities. Instruments in which the Fund invests may pay interest at floating rates based on LIBOR or may be subject to interest caps or floors based on LIBOR. The Fund and issuers of instruments in which the Fund invests may also obtain financing at floating rates based on LIBOR. The underlying collateral of floating rate debt investments in which the Fund invests may pay interest at floating rates based on LIBOR. Derivative instruments utilized by the issuers of instruments in which the Fund may invest may also reference LIBOR. On July 27, 2017, the U.K. Financial Conduct Authority (“FCA”) announced that it would phase out LIBOR as a benchmark by the end of 2021. The administrator of LIBOR announced that most LIBOR settings will no longer be published after the end of 2021 and a majority of USD LIBOR settings will no longer be published after June 30, 2023. As an alternative to LIBOR, the Federal Reserve System, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, recommended replacing U.S. dollar LIBOR with SOFR, a new index calculated by short-term repurchase agreements, backed by Treasury securities. On March 15, 2022, President Biden signed into law the Consolidated Appropriations Act of 2022, which among other things, provides for the use of interest rates based on SOFR in certain contracts currently based on LIBOR and a safe harbor from liability for utilizing SOFR-based interest rates as a replacement for LIBOR. On December 15, 2022, the Federal Reserve adopted a final rule that implements the Adjustable Rate Act (enacted as part of the Consolidated Appropriations Act of 2022) by identifying benchmark rates based on SOFR that will replace LIBOR in certain financial contracts after June 30, 2023.

Abandonment of, or modifications to, LIBOR could lead to significant short-term and long-term uncertainty and market instability. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR, or any changes announced with respect to such reforms, may result in a sudden or prolonged increase or decrease in the reported LIBOR rates and the value of LIBOR-based loans and securities, including those of other issuers the Fund currently owns or may in the future own. In addition, from time to time, the Fund invests in floating rate loans and investment securities whose interest rates are based on LIBOR. If LIBOR ceases to exist, unless adequate fallback provisions are included, the Fund and its underlying obligors will likely need to amend or restructure the Fund’s existing LIBOR-based debt instruments and any related hedging arrangements that extend beyond June 30, 2023, depending on the applicable LIBOR tenor and pending the outcome of the LIBOR administrator’s consultation. Although many LIBOR rates were phased out at the end of 2021, as originally intended, a selection of widely used USD LIBOR rates will continue to be published until June 2023 in order to assist with the transition. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR, or any changes announced with respect to such reforms, may result in a sudden or prolonged increase or decrease in the reported LIBOR rates and the value of LIBOR-based loans and securities, including those of other issuers the Fund currently owns or may in the future own. In addition, from time to time, the Fund invests in floating rate loans and investment securities whose interest rates are based on LIBOR. Such amendments and restructurings may be difficult, costly and time consuming.

The discontinuation of LIBOR could have a significant impact on the Fund’s business. There could be significant operational challenges for the transition away from LIBOR including, but not limited to, amending loan agreements with borrowers on investments that may have not been modified with fallback language and adding effective fallback language to new agreements in the event that LIBOR is discontinued before maturity. Beyond these challenges, the Fund anticipates there may be additional risks to the Fund’s current processes and information systems that will need to be identified and evaluated by us. Due to the uncertainty of the replacement for LIBOR, the potential effect of any such event on the Fund’s cost of capital and net investment income cannot yet be determined. In addition, the cessation of LIBOR could:

•        Adversely impact the pricing, liquidity, value of, return on and trading for a broad array of financial products, including any LIBOR-linked securities, loans that may be included in the Fund’s assets and liabilities;

•        Require extensive changes to documentation that governs or references LIBOR or LIBOR-based products, including, for example, pursuant to time-consuming renegotiations of documentation to modify the terms of investments;

•        Result in inquiries or other actions from regulators in respect of the Fund’s preparation and readiness for the replacement of LIBOR with one or more alternative reference rates;

•        Result in disputes, litigation or other actions with the Fund’s underlying obligors (as applicable), or other counterparties, regarding the interpretation and enforceability of provisions in the Fund’s LIBOR-based investments, such as fallback language or other related provisions, including, in the case of fallbacks to the alternative reference rates, any economic, legal, operational or other impact resulting from the fundamental differences between LIBOR and the various alternative reference rates;

•        Require the transition and/or development of appropriate systems and analytics to effectively transition the Fund’s risk management processes from LIBOR-based products to those based on one or more alternative reference rates, which may prove challenging given the limited history of the proposed alternative reference rates; and

•        Cause us to incur additional costs in relation to any of the above factors.

There is no guarantee that a transition from LIBOR to an alternative will not result in financial market disruptions, significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have a material adverse effect on the Fund’s business, result of operations, and financial condition. In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by the Fund, or (iii) reduced effectiveness of related Fund transactions, such as hedging. It remains uncertain how such changes would be implemented and the effects such changes would have on the Fund, issuers of instruments in which the Fund invests and financial markets generally.

Our ability to achieve our investment objective depends on our Adviser’s ability to manage and support our investment process. If our Adviser were to lose access to its professionals, our ability to achieve our investment objective could be significantly harmed.

Since we have no employees, we will depend on the investment expertise, skill and network of business contacts of our Adviser. Our Adviser will evaluate, negotiate, structure, execute, monitor and service our investments. Our future success will depend to a significant extent on the continued service and coordination of the professionals of our Adviser. The departure of any of our Adviser’s professionals could have a material adverse effect on our ability to achieve our investment objective.

Our ability to achieve our investment objective depends on our Adviser’s ability to identify, analyze, finance, monitor and invest in companies and instruments that meet our investment criteria. Our Adviser’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objective, our Adviser may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. Our Adviser may not be able to find investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.

The Investment Advisory Agreement has a termination provision that allows the parties to terminate the agreement without penalty. For example, the Investment Advisory Agreement may be terminated at any time, without penalty, by our Adviser upon 60 days’ notice to us. If the agreement is terminated, it may adversely affect the quality of our investment opportunities. In addition, in the event the agreement is terminated, it may be difficult for us to replace our Adviser.

Because our business model depends to a significant extent upon relationships with investment banks, commercial banks and CLO collateral managers, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

Our Adviser depends on its relationships with investment banks, commercial banks and CLO collateral managers, and we will rely to a significant extent upon these relationships to provide us with potential investment opportunities. If our Adviser fails to maintain its existing relationships or develop new relationships with other sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom our Adviser has relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We compete for investments with other investment companies and investment funds (including private equity funds, mezzanine funds and CLOs), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, invest in the junior debt tranches of CLOs. As a result of these new entrants, competition for investment opportunities in the junior debt tranches of CLOs may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for the junior debt tranches of CLOs is underserved by financing sources generally. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act will impose on us as a registered closed-end management investment company.

A significant portion of our investment portfolio will be recorded at fair value as determined in good faith pursuant to our valuation policies and procedures and, as a result, there will be uncertainty as to the value of our investments.

Under the 1940 Act, we are required to carry our investments at market value or, if there is no readily available market value, at fair value as determined pursuant to our valuation policies and procedures. Typically, there will not be a public market for the investments that we make. Our investments in the junior debt tranches of CLOs and certain other opportunistic investments, are difficult to value by virtue of the fact that they generally are not publicly traded or actively traded on a secondary market but, instead, are traded on a privately negotiated over-the-counter secondary market for institutional investors. As a result, we will value these securities quarterly at fair value as determined in good faith pursuant to our valuation policies and procedures. Certain factors that may be considered in determining the fair value of our investments include dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral and estimates of the value of securities in which we invest, which will be supplied, directly or indirectly, by banks, other market counterparties or pricing systems or estimates approved for such purpose by the Board. Such estimates may be unaudited or may be subject to little verification or other due diligence and may not comply with generally accepted accounting practices or other valuation principles. In addition, these entities may not provide estimates of the value of the securities in which we invest on a regular or timely basis or at all with the result that the values of such investments may be estimated by our Adviser on the basis of information available at the time. Because such valuations, and particularly valuations of private securities, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed or if we tried to sell our investments. Due to this uncertainty, our fair value determinations may cause our NAV on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

The amount of any distributions we may make is uncertain. Our distribution proceeds may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we make may be a return of the money that you originally invested and represent a return of capital to you.

We intend, subject to change by the Board, to declare and pay distributions on a monthly basis. We will pay these distributions to our shareholders out of assets legally available for distribution. While our Adviser may agree to limit our expenses to ensure that such expenses are reasonable in relation to our income, we cannot assure you that we will achieve investment results that will allow us to make a targeted level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as a registered investment company may limit our ability to pay distributions. All distributions will be paid at the discretion of the Board and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable investment company regulations and such other factors as the Board may deem relevant from time to time. We cannot assure you that we will pay distributions to our shareholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our public offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital. Such a return of capital is not immediately taxable, but reduces your adjusted tax basis in our shares, which may result in increased gain or reduced loss upon the sale of your shares. Distributions from the proceeds of our public offering or from borrowings will be distributed after payment of fees and expenses and could reduce the amount of capital we ultimately invest in our investments.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with such regulations may adversely affect us.

We are subject to the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. We will be required to periodically review our internal control over financial reporting, and evaluate and disclose changes in our internal controls over financial reporting. As a newly-formed company, developing an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process will also result in a diversion of management’s time and attention. We cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations and we may not be able to ensure that the process is effective or that our internal controls over financial reporting are or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We, the CLO junior debt securities in which we invest, and the companies whose securities are held by CLOs will be subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our shareholders, potentially with retroactive effect.

Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans as set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of our Adviser to other types of investments in which our Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Changes in the laws or regulations or the interpretations of the laws and regulations that govern registered closed-end management investment companies, RICs or non-depository commercial lenders could significantly affect our operations and our cost of doing business. The portfolio companies underlying the CLOs in which we invest are subject to federal, state and local laws and regulations. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, any of which could materially adversely affect our business, including with respect to the types of investments we are permitted to make, and your interest as a shareholder potentially with retroactive effect. In addition, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter its investment strategy in order to avail ourselves of new or different opportunities. These changes could result in material changes to the strategies and plans set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of our Adviser to other types of investments in which our Adviser may have less expertise or little or no experience. Any such changes, if they occur, could have a material adverse effect on our business, results of operations and financial condition and, consequently, the value of your investment in us.

On July 21, 2010, the Dodd-Frank Act was signed into law. Although passage of the Dodd-Frank Act has resulted in extensive rulemaking and regulatory changes that affect us and the financial industry as a whole, many of its provisions remain subject to extended implementation periods and delayed effective dates and will require extensive rulemaking by regulatory authorities. While the full impact of the Dodd-Frank Act on us and our portfolio investments may not be known for an extended period of time, the Dodd-Frank Act, including future rules implementing its provisions and the interpretation of those rules, along with other legislative and regulatory proposals directed at the financial services industry or affecting taxation that are proposed or pending in the U.S. Congress, may negatively impact our or our portfolio investments’ cash flows or financial condition, impose additional costs on us or the portfolio companies underlying the CLOs in which we invest, intensify the regulatory supervision of us or our portfolio investments or otherwise adversely affect our business or our portfolio investments.

Over the last several years, there has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether these regulations will be implemented or what form they will take, increased regulation of non-bank credit extension could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business.

We may be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.

We intend to be classified as “non-diversified” under the 1940 Act. As a result, we will be able to invest a greater portion of our assets in obligations of a single issuer than a “diversified” fund. We may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. We intend to maintain our status as a RIC, and thus we intend to satisfy the diversification requirements of Subchapter M of the Code, including its less stringent diversification requirements that apply to the percentage of our total assets that are represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and certain other securities.

Regulations governing our operation as a registered closed-end management investment company affect our ability to raise additional capital and the way in which we do so. As a registered closed-end management investment company, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage.

We may in the future issue debt securities or preferred shares and/or borrow funds from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we are permitted, as a registered closed-end management investment company, to issue senior securities representing indebtedness so long as our asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, is at least 300% after each issuance of such senior securities. In addition, we are permitted to issue additional preferred shares so long as our asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of our outstanding preferred shares, is at least 200% after each issuance of such preferred shares. If the value of our assets declines, we may be unable to satisfy these tests. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness or redeem outstanding preferred shares, in each case at a time when doing so may be disadvantageous. Also, any amounts that we use to service our indebtedness or preferred dividends would not be available for distributions to our shareholders. Furthermore, as a result of issuing senior securities, we would also be exposed to typical risks associated with leverage, including an increased risk of loss. If we issue preferred shares, the preferred shares would rank “senior” to the shares being sold pursuant to this prospectus in our capital structure, preferred shareholders would have separate voting rights on certain matters and might have other rights, preferences, or privileges more favorable than those of our shareholders, and the issuance of preferred shares could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our shares or otherwise be in your best interest.

We are generally not able to issue and sell our shares at a price below NAV per share. If we raise additional funds by issuing more shares, then the percentage ownership of our shareholders at that time will decrease, and you may experience dilution.

Our ability to enter into transactions with our affiliates will be restricted.

We are prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and we are generally prohibited from buying or selling any securities from or to such affiliate. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company or CLO (whether at the same or different times), without prior approval of the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or trustees or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company or CLO of an investment fund managed by our Adviser or its affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

On January 25, 2022, we received a co-investment exemptive order from the SEC (the “Order”) granting us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed by our Adviser or certain affiliates, including Flat Rock Core Income Fund and Flat Rock Opportunity Fund, where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions included therein. Under the terms of the Order, a majority of our independent trustees who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned and (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. We may only co-invest with other funds managed by our Adviser or certain affiliates in accordance with such Order and existing regulatory guidance.

We may also co-invest with affiliates consistent with guidance promulgated under the no-action position of the SEC set forth in Mass Mutual Life Ins. Co. (SEC No-Action Letter, June 7, 2000), on which similarly situated funds like us rely in order to co-invest in a single class of privately placed securities so long as certain conditions are met, including that our investment adviser, acting on our behalf and on behalf of other clients, negotiates no term other than price. In situations when co-investment with our Adviser’s or its affiliates’ other clients is not permitted under the 1940 Act and related rules, existing or future staff guidance, or the terms and conditions of the exemptive relief granted to us by the SEC, our Adviser will need to decide which client or clients will proceed with the investment. Generally, we will not be entitled to make a co-investment in these circumstances and, to the extent that another client elects to proceed with the investment, we will not be permitted to participate. Moreover, except in certain circumstances, we will not invest in any issuer in which an affiliate’s other client holds a controlling interest.

We are uncertain of our sources for funding our future capital needs; if we cannot obtain equity or debt financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds of this offering will be invested in accordance with our investment objective and policies as soon as practicable after receipt. There is no minimum asset threshold amount that must be raised prior to our investment of net proceeds. Pending investment of the net proceeds in accordance with our investment objective and policies, we invest in money market or short-term, high-quality fixed-income mutual funds. See “Use of Proceeds.” Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to broaden our portfolio and achieve our investment objective, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.

The failure in cyber-security systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning could impair our ability to conduct business effectively.

Our business operations rely upon secure information technology systems for data processing, storage and reporting. Despite careful security and controls design, implementation and updating, our information technology systems and the systems of our Adviser and third party service providers could become subject to cyber-attacks. Network, system, application and data breaches could result in operational disruptions or information misappropriation, which could have a material adverse effect on our business, results of operations and financial condition.

The occurrence of a disaster such as a cyber-attack, a natural catastrophe, an industrial accident, a terrorist attack or war, events unanticipated in our disaster recovery systems, or a support failure from external providers, could have an adverse effect on our ability to conduct business and on our results of operations and financial condition, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems or destroy data. If a significant number of our managers were unavailable in the event of a disaster, our ability to effectively conduct our business could be severely compromised.

We depend heavily upon computer systems to perform necessary business functions. Despite our implementation of a variety of security measures, our computer systems could be subject to cyber-attacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. Like other companies, we may experience threats to our data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations, which could result in damage to our reputation, financial losses, litigation, increased costs, regulatory penalties and/or customer dissatisfaction or loss.

These events, in turn, could have a material adverse effect on our operating results and negatively affect the market price of our shares and our ability to pay distributions to our shareholders.

We will be subject to U.S. federal income tax at corporate rates if we are unable to qualify for the tax treatment applicable to RICs under Subchapter M of the Code or to satisfy RIC distribution requirements.

To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, we must meet certain source-of-income, asset-diversification and annual distribution requirements.

The minimum annual distribution requirement for a RIC will be satisfied if we distribute to our shareholders on an annual basis at least 90% of our net ordinary taxable income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Even if we satisfy this requirement, we will be subject to U.S. federal income tax at corporate rates on any retained income and/or gains, including any short-term capital gains or long-term capital gains. We must also satisfy an additional annual distribution requirement during each calendar year in order to avoid a 4% U.S. federal excise tax on the amount of the under-distribution; however, we cannot guarantee that we will meet this distribution requirement. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirements. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment, or could be required to retain a portion of our income or gains, and thus become subject to U.S. federal income tax.

The income source requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of stock or securities, or similar sources.

The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested (i) in the securities, other than U.S. government securities or securities of other RICs, of one issuer, (ii) the securities, other than securities of other RICs, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) the securities of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to U.S. federal income tax at corporate rates, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution, and the amount of our distributions. Such a failure would have a material adverse effect on our results of operations and financial conditions, and thus, our shareholders.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (“OID”) (such as debt instruments with payment-in-kind (“PIK”) interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock.

We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even if we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the tax requirement to distribute at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, make a partial share distribution, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, and choose not to make a qualifying share distribution, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. See “Certain U.S. Federal Income Tax Matters” in this prospectus.

Risks Related to an Investment in Our Shares of Beneficial Interest

This is a “best efforts” offering, and if we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

This offering is being made on a best efforts basis, whereby our distributor is only required to use its best efforts to sell our shares and has no firm commitment or obligation to purchase any of the shares. The amounts raised in this offering may not be sufficient for us to purchase a diversified portfolio of investments. If we are not able to raise sufficient funds, the opportunity to make a broad range of investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.

The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.

The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the foreseeable future, if ever. Limited liquidity will be provided to shareholders only through our Repurchase Program, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price the shareholder paid for the shares being repurchased. There is no guarantee that shareholders will be able to sell all of the shares they desire pursuant to our Repurchase Program. The Repurchase Program will include numerous restrictions that limit your ability to sell your shares. Other than with respect to our Repurchase Program discussed in “Repurchases of Shares”, investors have no right to require the Fund to redeem their Shares. See “Repurchases of Shares” for detailed description of the Fund’s Repurchase Program.

Our ability to successfully conduct our continuous offering is dependent, in part, on the ability of Flat Rock Global to successfully identify and establish relationships with Financial Intermediaries.

The success of our continuous public offering, and correspondingly our ability to implement our business strategy, is dependent upon the ability of Flat Rock Global to identify and establish relationships with Financial Intermediaries. If Flat Rock Global fails to perform, we may not be able to raise adequate proceeds through this offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

Shareholder participation in the Fund’s Repurchase Program may result in adverse consequences for shareholders who remain invested in the Fund.

The Fund believes that repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments (including by borrowing to obtain such investments), which may harm the Fund’s investment performance. Moreover, a reduction in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), may increase the Fund’s portfolio turnover, and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV per share.

The timing of our repurchase offers pursuant to our Repurchase Program may be at a time that is disadvantageous to our shareholders.

When we make repurchase offers pursuant to our Repurchase Program, we may offer to repurchase shares at a price that is lower than the price that investors paid for shares in our offering. As a result, to the extent investors have the ability to sell their shares to us as part of our Repurchase Program, the price at which an investor may sell shares, which will be equal to our NAV per share as of the date of repurchase, may be lower than what an investor paid in connection with the purchase of shares in our offering.

In addition, in the event an investor chooses to participate in our Repurchase Program, the investor will be required to provide us with notice of intent to participate prior to knowing what the NAV per share will be on the repurchase date. Although an investor will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent an investor seeks to sell shares to us as part of our Repurchase Program, the investor will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.

Delays in investing the net proceeds of this offering may impair our performance. We cannot assure you that we will be able to identify investments that meet our investment objective or that investments that we make will produce a positive return. We may be unable to invest the net proceeds of this offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

Before making investments, we invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, money market funds, short-term, high-quality fixed-income mutual funds, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. As a result, any distributions that we pay while our portfolio is not fully invested in securities meeting our investment objective may be lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.

Potential investors will not have preemptive rights to any shares we issue in the future. Our Agreement and Declaration of Trust (the “Declaration of Trust”) authorizes us to issue an unlimited number of shares. After an investor purchases shares, we may elect to sell additional shares in the future, which would dilute an investor’s percentage ownership interest in us. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Certain provisions of our Declaration of Trust and bylaws could deter takeover attempts and have an adverse impact on the value of our shares.

Our Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing our expenses and interfering with our normal operations. The trustees are elected for indefinite terms and do not stand for reelection. Also, we do not intend to hold annual meetings of our shareholders. A trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining trustees. In addition, shareholders have the power to remove a Trustee to the extent provided by the 1940 Act and the rules and regulations thereunder.

Risks Related to Our Adviser and Its Affiliates

We may face additional competition due to the fact that individuals associated with our Adviser are not prohibited from raising money for or managing another entity that makes the same types of investments that we target.

Our Adviser’s professionals are not prohibited from raising money for and managing another investment entity that makes the same types of investments as those we target. The Adviser will experience conflicts of interest in connection with the management of the Fund, relating to the allocation of the Adviser’s time and resources between the Fund and other investment activities; the allocation of investment opportunities by the Adviser and its affiliates; compensation to the Adviser; services that may be provided by the Adviser and its affiliates to issuers in which the Fund invests; investment by the Fund and other clients of the Adviser, subject to the limitations of the 1940 Act; the formation of additional investment funds by the Adviser; differing recommendations given by the Adviser to the Fund versus other clients; the Adviser’s use of information gained from issuers in the Fund’s portfolio investments by other clients, subject to applicable law; and restrictions on the Adviser’s use of “inside information” with respect to potential investments by the Fund. See “Conflicts of Interest.”

Our Adviser and its affiliates, including our officers and some of our trustees, will face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

Our Adviser and its affiliates will receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to public offerings of equity by us, which allow the Adviser to earn increased asset management fees. In addition, our use of leverage increases our assets, and as a result, increases the amount of management fees payable to our Adviser.

We may be obligated to pay our Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

Our Investment Advisory Agreement entitles our Adviser to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

Any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received or interest received in the form of securities rather than cash (i.e., PIK income). If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. The Adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligations that resulted in the accrual of such income, and such circumstances would result in us paying an incentive fee on income we never received. PIK income will be counted toward the incentive fee that we are obligated to pay to the Adviser even though we do not receive the income in the form of cash.

Our Adviser’s professionals’ time and resources may be diverted due to obligations they have to other clients.

Our Adviser’s professionals serve or may serve as officers, directors, trustees or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. For example, Messrs. Grunewald and Ripp, who serve as executive officers of the Fund, also serve as executive officers of Flat Rock Core Income Fund and Flat Rock Opportunity Fund and serve on the investment committees of both. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our shareholders. Our investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. Our Adviser and certain of its affiliates are currently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, our Adviser, its personnel and certain of its affiliates will have conflicts of interest in allocating their time and resources between us and other activities in which they are or may become involved. Our Adviser and its personnel will devote only as much of its or their time and resources to our business as our Adviser and its personnel, in their judgment, determine is reasonably required, which may be substantially less than their full time and resources.

Furthermore, our Adviser and its affiliates may have existing business relationships or access to material, non-public information that may prevent it from recommending investment opportunities that would otherwise fit within our investment objective. These activities could be viewed as creating a conflict of interest in that the time, effort and ability of the members of our Adviser and its affiliates and their officers and employees will not be devoted exclusively to our business but will be allocated between us and the management of the monies of other advisees of our Adviser and its affiliates.

Our management fee and incentive fees may induce our Adviser to make speculative investments.

The fact that our base management fee is payable based upon our average daily total assets, which would include any borrowings for investment purposes, may encourage our Adviser to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of a default, which would adversely affect holders of our shares. Such a practice could result in our investing in more speculative securities than would otherwise be in our best interests, which could result in higher investment losses, particularly during cyclical economic downturns.

In addition, the potential for our Adviser to earn incentive fees under the Investment Advisory Agreement may create an incentive for it to enter into investments that are riskier or more speculative than would otherwise be in our best interests. This could have an adverse impact on the performance of our portfolio and on our returns.

Risks Related to Our Investments

Our investments in CLOs may be riskier and less transparent to us and our shareholders than direct investments in the underlying companies.

We invest primarily in the junior debt tranches of CLOs with a particular emphasis on CLO debt tranches initially rated ‘BB’ by a NRSRO. To a lesser extent, we may invest in other CLO debt securities, CLO equity or other debt securities as permitted under the Adviser’s allocation policy. CLOs own a pool of Senior Secured Loans, and, generally, there may be less information available to us regarding the Senior Secured Loans underlying the CLOs than if we had invested directly in the debt of the underlying companies. As a result, our shareholders will not know the details of the underlying securities of the CLOs in which we will invest. Our investments in the junior debt tranches of CLOs will also be subject to the risk of leverage associated with the debt issued by such CLOs and the repayment priority of senior debt holders in such CLOs.

CLOs typically will have no significant assets other than their underlying Senior Secured Loans; payments on CLO investments are and will be payable solely from the cashflows from such Senior Secured Loans, which may have a negative impact on our performance and our ability to pay distributions.

CLOs typically will have no significant assets other than their underlying Senior Secured Loans. Accordingly, payments on CLO investments are and will be payable solely from the cashflows from such Senior Secured Loans, net of all management fees and other expenses. Payments to us as a holder of CLO investments are and will be met only after payments due on the senior notes (and, where appropriate, the junior secured notes) from time to time have been made in full. This means that relatively small numbers of defaults of Senior Secured Loans may adversely impact our returns.

Our CLO investments are exposed to leveraged credit risk.

We may be in a subordinated position with respect to realized losses on the Senior Secured Loans underlying our investments in the junior debt tranches of CLOs. The leveraged nature of junior debt tranches of CLOs, in particular, magnifies the adverse impact of Senior Secured Loan defaults. CLO investments represent a leveraged investment with respect to the underlying Senior Secured Loans. Therefore, changes in the market value of the CLOs could be greater than the change in the market value of the underlying Senior Secured Loans, which are subject to credit, liquidity and interest rate risk. Investments in the lowest tranches of CLOs bear the highest level of risk.

There is the potential for interruption and deferral of cashflow.

If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO (e.g., due to Senior Secured Loan defaults), then cashflow that otherwise would have been available to pay distributions on the CLO investments may instead be used to redeem any senior notes or to purchase additional Senior Secured Loans until the ratios again exceed the minimum required levels or any senior notes are repaid in full. This could result in an elimination, reduction or deferral in the distribution and/or principal paid to the holders of the CLO investments, which would adversely impact our returns, especially to the extent that our investment is in the junior debt or equity tranches of such CLO.

We may invest in assets with no or limited performance or operating history.

We may invest in assets with no or limited investment history or performance record upon which our Adviser will be able to evaluate their likely performance. Our investments in entities with no or limited operating history are subject to all of the risks and uncertainties associated with a new business, including the risk that such entities will not achieve anticipated returns. Consequently, our profitability, NAV and share price could be adversely affected.

The payment of underlying portfolio manager fees and other charges could adversely impact our returns.

We may invest in securities where the underlying portfolios may be subject to management, administration and incentive or performance fees, in addition to those payable by us. Payment of such additional fees could adversely impact the returns we achieve.

The inability of a CLO collateral manager to reinvest the proceeds of the prepayment of Senior Secured Loans may adversely affect us.

There can be no assurance that, in relation to any CLO investment, in the event that any of the Senior Secured Loans of a CLO underlying such investment are prepaid, the CLO collateral manager will be able to reinvest such proceeds in new Senior Secured Loans with equivalent investment returns. If the CLO collateral manager cannot reinvest in new Senior Secured Loans with equivalent investment returns, the interest proceeds available to pay interest on the rated liabilities and investments may be adversely affected.

Our investments will be subject to prepayments and calls, increasing re-investment risk.

Our investments and/or the underlying Senior Secured Loans may prepay more quickly than expected, which could have an adverse impact on the value of our investments. Prepayment rates are influenced by changes in interest rates and a variety of economic, geographic and other factors beyond our control and consequently cannot be predicted with certainty. In addition, for a CLO collateral manager there is often a strong incentive to refinance well performing portfolios once the senior tranches amortize. The yield to maturity of the investments will depend on, inter alia, the amount and timing of payments of principal on the loans and the price paid for the investments. Such yield may be adversely affected by a higher or lower than anticipated rate of prepayments of the debt.

Furthermore, our investments generally will not contain optional call provisions, other than a call at the option of the holders of the equity tranches for the senior notes and the junior secured notes to be paid in full after the expiration of an initial period in the deal (referred to as the “non-call period”).

The exercise of the call option is by the requisite percentage (usually a majority) of the holders of the equity tranches and, therefore, where we do not hold the relevant percentage we will not be able to control the timing of the exercise of the call option. The equity tranches also generally have a call at any time based on certain tax event triggers. In any event, the call can only be exercised by the holders of equity tranches if they can demonstrate (in accordance with the detailed provisions in the transaction) that the senior notes and junior secured notes will be paid in full if the call is exercised. Ordinarily, we will not have the requisite CLO equity holder percentage as our primary investment focus is on CLO junior debt tranches.

Early prepayments and/or the exercise of a call option otherwise than at our request may also give rise to increased re-investment risk with respect to certain investments, as we may realize excess cash earlier than expected. If we are unable to reinvest such cash in a new investment with an expected rate of return at least equal to that of the investment repaid, this may reduce our net income and, consequently, could have an adverse impact on our ability to pay distributions.

We will have limited control of the administration and amendment of Senior Secured Loans owned by the CLOs in which we invest.

We will not be able to directly enforce any rights and remedies in the event of a default of a Senior Secured Loan held by a CLO vehicle. In addition, the terms and conditions of the Senior Secured Loans underlying our investments in the junior debt tranches of CLOs may be amended, modified or waived only by the agreement of the underlying lenders. Generally, any such agreement must include a majority or a super majority (measured by outstanding loans or commitments) or, in certain circumstances, a unanimous vote of the lenders. Consequently, the terms and conditions of the payment obligations arising from Senior Secured Loans could be modified, amended or waived in a manner contrary to our preferences.

Senior Secured Loans of CLOs may be sold and replaced resulting in a loss to us.

The Senior Secured Loans underlying our CLO investments may be sold and replacement collateral purchased within the parameters set out in the relevant CLO indenture between the CLO and the CLO trustee and those parameters may typically only be amended, modified or waived by the agreement of a majority of the holders of the senior notes and/or the junior secured notes and/or the equity tranche once the CLO has been established. If these transactions result in a net loss, the magnitude of the loss from the perspective of the junior debt tranche would be increased by the leveraged nature of the investment.

Our financial results may be affected adversely if one or more of our significant junior debt or equity investments in a CLO vehicle defaults on its payment obligations or fails to perform as we expect.

We expect that a majority of our portfolio will consist of junior debt, and to a lesser extent, equity, investments in CLOs, which involve a number of significant risks. CLOs are typically highly levered (~10 times), and therefore the junior debt and equity tranches that we invest in are subject to a higher risk of total loss. In particular, investors in CLOs indirectly bear risks of the underlying debt investments held by such CLOs. We will generally have the right to receive payments only from the CLOs and will generally not have direct rights against the underlying borrowers or the entity that sponsored the CLOs. Although it is difficult to predict whether the prices of the securities underlying CLOs will rise or fall, these prices (and, therefore, the prices of the CLOs) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally.

The investments we make in CLOs will likely be thinly traded or have only a limited trading market. CLO investments are typically privately offered and sold in the primary and secondary markets. As a result, investments in CLOs may be characterized as illiquid securities. In addition to the general risks associated with investing in debt securities, CLOs carry additional risks, including, but not limited to: (i) the possibility that distributions from the underlying Senior Secured Loans will not be adequate to make interest or other payments; (ii) the quality of the underlying Senior Secured Loans may decline in value or default; and (iii) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the CLO or unexpected investment results. Further, our investments in junior debt and equity tranches of CLOs will be subordinate to the senior debt tranches thereof.

Investments in structured vehicles, including junior debt and equity instruments issued by CLOs, involve risks, including credit risk and market risk. Changes in interest rates and credit quality may cause significant price fluctuations. Additionally, changes in the underlying Senior Secured Loans held by a CLO may cause payments on the instruments we hold to be reduced, either temporarily or permanently. Structured investments, particularly the subordinated interests in which we invest, are less liquid than many other types of securities and may be more volatile than the Senior Secured Loans underlying the CLOs in which we invest.

Non-investment grade or “junk” debt involves a greater risk of default and higher price volatility than investment grade debt.

The Senior Secured Loans underlying our CLO investments typically will be rated BB or B, or to a lesser extent, CCC or unrated, by nationally recognized rating agencies. Non-investment grade or “junk” securities are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default and higher price volatility than investment grade debt.

We will have no influence on management of underlying investments managed by non-affiliated, third-party CLO collateral managers.

We will not be responsible for and will have no influence over the asset management of the portfolios underlying the CLO investments we hold where those portfolios are managed by non-affiliated, third-party CLO collateral managers. Similarly, we will not be responsible for and will have no influence over the day-to-day management, administration or any other aspect of the issuers of the individual securities. As a result, the values of the portfolios underlying our CLO investments could decrease as a result of decisions made by third-party CLO collateral managers.

Our investments in CLOs may be subject to special anti-deferral provisions that could result in us incurring tax or recognizing income prior to receiving cash distributions related to such income.

We anticipate that the CLOs in which we invest may constitute “passive foreign investment companies” (“PFICs”). If we acquire shares in a PFIC (including in CLOs that are PFICs), we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. This additional tax and interest may apply even if we make a distribution in an amount equal to any “excess distribution” or gain from the disposition of such shares as a taxable dividend by us to our shareholders. Certain elections may be available to mitigate or eliminate such tax on excess distributions, but such elections (if available) will generally require us to recognize our share of the PFICs income for each year regardless of whether we receive any distributions from such PFICs. We must nonetheless distribute such income to maintain our status as a RIC.

If we hold more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation (“CFC”) (including in a CLO treated as a CFC), we may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the foreign corporation’s income for the tax year (including both ordinary earnings and capital gains). If we are required to include such deemed distributions from a CFC in our income, we will be required to distribute such income to maintain our RIC status regardless of whether or not the CFC makes an actual distribution during such year.

If we are required to include amounts in income prior to receiving distributions representing such income, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

To the extent OID and PIK interest constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.

Our investments may include OID instruments and PIK interest arrangements, which represents contractual interest added to a loan balance and due at the end of such loan’s term. To the extent OID or PIK interest constitute a portion of our income, we are exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

•        The higher interest rates of OID and PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and OID and PIK instruments generally represent a significantly higher credit risk than coupon loans.

•        Even if the accounting conditions for income accrual are met, the borrower could still default when our actual collection is supposed to occur at the maturity of the obligation.

•        OID and PIK instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral. OID and PIK income may also create uncertainty about the source of our cash distributions.

•        Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash.

For accounting purposes, any cash distributions to shareholders representing OID and PIK income are not treated as coming from paid-in capital, even if the cash to pay them comes from offering proceeds. As a result, despite the fact that a distribution representing OID and PIK income could be paid out of amounts invested by our shareholders, the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

We may invest in business development companies, which carry risks similar to those of a private equity or venture capital fund.

A BDC is a form of investment company that is required to invest at least 70% of its total assets in securities (typically debt) of private companies, thinly traded U.S. public companies, or short-term high quality debt securities. Securities issued by BDCs are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. The BDC securities that we intend to purchase may leverage their portfolios through borrowings or the issuance of preferred stock. While leverage often serves to increase the yield of a BDC, this leverage also subjects a BDC to increased risks, including the likelihood of increased volatility and the possibility that the BDC’s common share income will fall if the distribution rate of the preferred shares or the interest rate on any borrowings rises. A significant portion of a BDC’s investments are recorded at fair value as determined by its board of directors which may create uncertainty as to the value of the BDC’s investments. In addition, by investing in BDCs, the Fund may incur upfront and ongoing fees relating to its purchase of shares of BDCs, and fees payable by such BDCs to compensate their management teams through asset-based fees, including: (i) a base management fee in the range of 1.5% to 2.0% of such BDC’s total assets; and (ii) an incentive fee in the range of 20% of such BDC’s net investment income, and in most cases in the range of 20% of such BDC’s capital gains. Our shareholders will indirectly bear a portion of such expenses.

We may invest in private investment funds, including but not limited to private debt funds and private real estate funds, managed by unaffiliated institutional asset managers, and our performance depends in part upon the performance of the private investment fund managers and selected strategies.

We may invest in private investment funds, including but not limited to private debt funds and private real estate funds, managed by unaffiliated institutional asset managers. As such, our performance may depend in part upon the performance of the private investment fund managers and selected strategies, the adherence by such private investment fund managers to such selected strategies, the instruments used by such private investment fund managers and the Adviser’s ability to select private investment fund managers and strategies and effectively allocate our assets among them. Our shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, which may include incentive allocations or fees and expenses at the private investment fund level.

We may not be able to invest in certain private investment funds that are oversubscribed or closed, or we may be able to allocate only a limited amount of assets to a private investment fund that has been identified as an attractive opportunity. Our investments in certain private investment funds may be subject to lock-up periods, during which we may not withdraw our investment. We may invest indirectly a substantial portion of its assets in private investment funds that follow a particular type of investment strategy, which may expose us to the risks of that strategy. Many of our assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a private investment fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Private investment fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. Private investment fund managers may invest the private investment funds’ assets in securities of non-U.S. issuers, and our assets may be invested in private investment funds that may be denominated in non-U.S. currencies, thereby exposing us to various risks that may not be applicable to U.S. securities. Private investment fund managers may focus primarily on a particular industry, which would subject the private investment funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. Private investment fund managers may focus on a particular country or geographic region, which may subject private investment funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. Private investment fund managers may use derivatives for speculative or hedging purposes. Private investment funds may incur leverage for investment or other purposes, which may increase the volatility of the private investment funds. Private investment fund managers may sell short securities held by private investment funds, which presents the theoretical risk of unlimited loss because of increases in the market price of the security sold short, and the risk that private investment funds’ short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. Private investment fund managers may change their investment strategies at any time. Private investment fund managers may invest the private investment funds’ assets without limitation in restricted and illiquid securities. Private investment fund managers may invest the investment funds’ assets in equity securities without limitation as to market capitalization. Private investment funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

Private investment funds are not publicly traded and therefore are not liquid investments. See “Risk Factors — Risks Related to an Investment in Our Shares of Beneficial Interest — The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.” As a result, we may consider information provided by the asset manager to determine the value of our investment in the private investment fund. The valuation provided by an asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third-party. The Adviser will use reasonable due diligence to value securities and may also consider information provided by the private investment funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately our shares. Private investment funds that invest primarily in publicly traded securities are more easily valued.

In addition to valuation risk, shareholders of private investment funds are not entitled to the protections of the 1940 Act. For example, private investment funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates. As a result, private investment funds may make significant use of leverage, which has the potential to magnify losses versus funds that do not employ leverage. Additionally, private investment fund managers may have limited operating histories upon which to evaluate their performance, and some private investment fund managers may not be registered under the Advisers Act. Further, private investment fund managers may charge investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 15.0% of a private investment fund’s net profits (or more in certain limited circumstances), which may create incentives for private investment fund managers to make investments that are riskier or more speculative than in the absence of these fees. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders.

Private equity investments are extremely speculative and come with a variety of risks, including the risk that one or more, or in some cases all, of the Fund’s investments will not be realized, or will not be realized in an amount that is profitable or that was expected at the time of initial investment, and that a portion, or the entire amount, of our investment will be lost.

Investment in private equity involves the same types of risks associated with an investment in any operating company. However, securities issued by private partnerships pursuing a private equity strategy may be more illiquid than securities issued by other private funds or other pooled public or private investment vehicles generally, because the partnerships’ underlying investments tend to be less liquid than other types of investments. Investing in private equity investments is intended for investors with long-term investment horizons who can accept the risks associated with making highly speculative, primarily illiquid investments in privately negotiated transactions. We may not sell, transfer, exchange, assign, pledge, hypothecate or otherwise dispose of our interests in a private equity fund, nor may we withdraw from such fund, without the consent of the general partner of the fund, which consent may be withheld in the general partner’s sole discretion. Attractive investment opportunities in private equity may occur only periodically, if at all. Furthermore, private equity has generally been dependent on the availability of debt or equity financing to fund the acquisitions of their investments. Due to recent market conditions, however, the availability of such financing has been reduced dramatically, limiting the ability of private equity to obtain the required financing. The investments made by private partnerships, private equity funds or other pooled public or private investment vehicles will entail a high degree of risk and in most cases be highly illiquid and difficult to value since no ready market typically exists for the securities of companies held in a private equity portfolio, which are often privately placed and not registered under the Securities Act. Unless and until those investments are sold or mature into marketable securities they will remain illiquid and their valuations will be subject to the Adviser’s application of valuation models and/or subjective inputs that may or may not result in a valuation that reflects what the private partnership, private equity fund or other pooled public or private investment vehicle currently could or ultimately in the future may realize from a sale of or other realization event with respect to a company held in its portfolio.

Special situation investments involve a high degree of business and financial risk that can result in substantial losses, which risks generally are greater than risks of investing in public companies that may be at a later stage of development.

We may invest in companies undergoing work-outs, liquidations, reorganizations, bankruptcies, insolvencies or other fundamental changes or similar transactions. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, we may be required to sell our investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including but not limited to (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which we intend to invest, there is a potential risk of loss by us of our entire investment in such companies.

Mezzanine debt, including senior unsecured and subordinated loans, is not secured by any collateral and is effectively subordinated to the borrower’s secured indebtedness (to the extent of the collateral securing such indebtedness).

We may invest in mezzanine debt. Structurally, mezzanine debt usually ranks subordinate in priority of payment to senior debt, such as senior bank debt, and is often unsecured. However, mezzanine debt rank senior to common and preferred equity in a borrower’s capital structure. Mezzanine debt is often used in leveraged buyout and real estate finance transactions. Typically, mezzanine loans have elements of both debt and equity instruments, offering the fixed returns in the form of interest payments associated with senior debt, while providing lenders an opportunity to participate in the capital appreciation of a borrower, if any, through an equity interest. This equity interest typically takes the form of warrants. Due to their higher risk profile and often less restrictive covenants as compared to senior loans, mezzanine debt generally earns a higher return than senior secured loans. The warrants associated with mezzanine debt are typically detachable, which allows lenders to receive repayment of their principal on an agreed amortization schedule while retaining their equity interest in the borrower. Mezzanine debt also may include a “put” feature, which permits the holder to sell its equity interest back to the borrower at a price determined through an agreed-upon formula. Mezzanine investments may be issued with or without registration rights. Similar to other high yield securities, maturities of mezzanine investments are typically seven to ten years, but the expected average life is significantly shorter at three to five years. Mezzanine investments are usually unsecured and subordinate to other obligations of the issuer.

Risks Related to Debt Financing

We may incur indebtedness to make investments, which magnifies the potential for gain or loss on amounts invested in our shares and may increase the risk of investing in our shares.

The Fund’s potential use of leverage creates the opportunity for increased returns in the Fund, but it also creates special risks. To the extent used, there is no assurance that the Fund’s leveraging strategies will be successful. Leverage is a speculative technique that may expose the Fund to greater risk and increased costs. Leverage tends to magnify, sometimes significantly, the effect of any increase or decrease in the Fund’s exposure to an asset or class of assets and may cause the Fund’s NAV per share to be volatile.

Any investments of the net proceeds that the Fund obtains from its sources of leverage (including through borrowings, as well as from any future issuance of preferred shares) will be made in accordance with the Fund’s investment objective and policies as described in this Prospectus. Interest or other expenses payable by the Fund with respect to its leverage (or distributions payable with respect to any outstanding preferred shares) will generally be at fixed rates. So long as the Fund’s portfolio investments provide a higher rate of return (net of applicable Fund expenses) than the interest rates and other costs to the Fund of such leverage, the investment of the proceeds thereof will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher distributions to shareholders than if the Fund were not so leveraged. If, however, the cost of obtaining leverage rises relative to the rate of return on the Fund’s portfolio, the interest and other costs of leverage to the Fund (including interest expenses on borrowings and the distribution rate on any outstanding preferred shares) could exceed the rate of return on the debt obligations and other investments held by the Fund, thereby reducing return to shareholders. In addition, fees and expenses of any form of leverage used by the Fund will be borne entirely by the shareholders (and not by preferred shareholders, if any) and will reduce the investment return of the Shares. The use of leverage may cause the Fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet any required asset segregation requirements. Therefore, there can be no assurance that the Fund’s use of leverage will result in a higher return on the Shares, and it may result in losses.

Leverage creates several major types of risks for shareholders, including:

•        the likelihood of greater volatility of the Fund’s NAV per share, and of the investment return to shareholders, than a comparable portfolio without leverage;

•        the possibility either that Share distributions will fall if the interest and other costs of leverage rise, or that distributions paid on Shares will fluctuate because such costs vary over time; and

•        the effects of leverage in a declining market or a rising interest rate environment, as leverage is likely to cause a greater decline in the Fund’s NAV per share than if the Fund were not leveraged.

In addition, the counterparties to the Fund’s leveraging transactions will have priority of payment over the Fund’s shareholders.

The fees received by the Adviser are based on the average daily managed assets of the Fund (which include any assets attributable to leverage). Therefore, the Adviser has a financial incentive to cause the Fund to use leverage (e.g., borrowings) or to issue preferred shares, which may create a conflict of interest, on the one hand, and the shareholders, on the other hand. The Fund may face additional risks, depending on the type of leverage used.

Changes in interest rates may affect our cost of capital and net investment income.

If we borrow funds to make investments, our net investment income may depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. Adverse developments resulting from changes in interest rates could have a material adverse effect on our business, financial condition and results of operations.

You should also be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates may make it easier for us to meet or exceed the subordinated incentive fee preferred return and may result in a substantial increase of the amount of incentive fees payable to the Adviser with respect to pre-incentive fee net investment income.

U.S. Federal Income Tax Risks

We will be subject to U.S. federal income tax at corporate rates if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

To qualify and maintain our qualification as a RIC under the Code, we must meet the following annual distribution, income source and asset diversification requirements. See “Certain U.S. Federal Income Tax Matters.”

•        The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. We are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

•        The income source requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of shares or securities or similar sources.

•        The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in (i) the securities, other than U.S. government securities or securities of other RICs, of one issuer, (ii) the securities, other than securities of other RICs, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) the securities of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to U.S. federal income tax at corporate rates, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

The recognition of income in connection with investments that we purchase with original issue discount may result in the payment of an incentive fee to the Adviser without a corresponding receipt of cash income.

In the event we recognize loan interest income in excess of the cash we receive in connection with an investment that we purchase with original issue discount, we may be required to liquidate assets in order to pay a portion of the incentive fee. The Adviser, however, is not required to reimburse us for the portion of any incentive fees attributable to non-cash income in the event of a subsequent default on such investment and non-payment of such non-cash income.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose.

If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to U.S. federal income tax at corporate rates. If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to U.S. federal income tax at corporate rates, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. For additional discussion regarding the tax implications of a RIC, see “Certain U.S. Federal Income Tax Matters — Taxation as a Regulated Investment Company.

We may face uncertain tax treatment.

We may invest a portion of our net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for us. U.S. federal income tax rules are not entirely clear about issues such as when we may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by us, to the extent necessary, in order maintain our qualification as a RIC under the Code.

MANAGEMENT OF THE FUND

Board of Trustees

Our business and affairs are managed under the direction of the Board. The responsibilities of the Board include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. The Board consists of four members, three of whom are not “interested persons,” as such term is defined in Section 2(a)(19) of the 1940 Act, of the Fund or of Flat Rock Global and are “independent,” as determined by the Board. We refer to these individuals as our Independent Trustees. The Board elects our executive officers, who serve at the discretion of the Board.

The names and business address of the Board and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

Flat Rock Global, the investment adviser of the Fund, is a registered investment adviser under the Advisers Act. The Adviser was formed on November 28, 2016, and currently operates as a Wyoming limited liability company.

The Adviser is also the investment adviser to Flat Rock Core Income Fund and Flat Rock Opportunity Fund, both of which are closed-end management investment companies that operate as interval funds, and a private fund exempt from registration under the 1940 Act. The Adviser had approximately $550 million of assets under management as of December 31, 2022. Flat Rock Global is controlled by Robert K. Grunewald, our Chairman and Chief Executive Officer. Mr. Grunewald has over 25 years of experience in registered investment companies, BDCs, middle market finance, private equity and investment banking. For more information on Mr. Grunewald’s experience, see “Management.”

Investment Advisory Agreement

Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of our net assets, will furnish continuously an investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of our service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of its officers and employees connected with investment and economic research, trading and investment management of the Fund. A discussion regarding the basis for the Board’s approval of the Investment Advisory Agreement will be available in the Fund’s semi-annual report to shareholders for the period ending June 30, 2023.

Pursuant to the Investment Advisory Agreement between the Fund and the Adviser, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — a base management fee and an incentive fee.

The management fee is calculated and payable monthly in arrears at the annual rate of 1.375% of our average daily total assets during such period. For purposes of calculating the management fee, the term “total assets” includes all assets, including any assets acquired with the proceeds of leverage.

The incentive fee is calculated and payable quarterly in arrears in an amount equal to 15.0% of our “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on our “adjusted capital,” equal to 1.75% per quarter (or an annualized hurdle rate of 7.00%), subject to a “catch-up” feature, which allows the Adviser to recover foregone incentive fees that were previously limited by the hurdle rate. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from portfolio companies) accrued during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the base management fee, expenses reimbursed to the Adviser and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Fund has not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. “Adjusted capital” means the cumulative gross proceeds received by the Fund from the sale of shares (including pursuant to the Fund’s Distribution Reinvestment Program), reduced by amounts paid in connection with purchases of shares pursuant to the Fund’s Repurchase Program.

The calculation of the incentive fee on pre-incentive fee net investment income for each quarter is as follows:

•        No incentive fee is payable in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate of 1.75% per quarter (or an annualized rate of 7.00%) of Adjusted Capital;

•        100% of our pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 2.0588% of Adjusted Capital. We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle rate but is less than or equal to 2.0588%) as the “catch-up.” The “catch-up” provision is intended to provide the Adviser with an incentive fee of 15.0% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 2.0588% in any calendar quarter; and

•        15.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.0588% of Adjusted Capital in any calendar quarter is payable to the Adviser once the hurdle rate is reached and the catch-up is achieved (15.0% of all pre-incentive fee net investment income thereafter will be allocated to the Adviser).

The management fee we pay to our Adviser is based on average daily total assets, which includes leverage incurred by the Fund. Because the management fee is based on average daily total assets, there is a risk that this may encourage our Adviser to obtain leverage to make additional investments.

The incentive fee is intended to compensate the Adviser if we generate a certain level of income during a particular quarter. Our “pre-incentive fee net investment income” must meet a threshold of 1.75% of Adjusted Capital during a quarter in order for the Adviser to be eligible to earn incentive fees. The hurdle rate is measured against Adjusted Capital since the Fund is engaged in a continuous offering of shares. Adjusted Capital takes into account the amount of capital raised in the public offering, less any repurchases pursuant to the Fund’s Repurchase Program. Since capital is being raised continuously, we believe that the hurdle rate should be measured against Adjusted Capital rather than another metric, such as total assets that would include leverage.

The following is a graphical representation of the calculation of the Incentive Fee:

Pre-Incentive Fee Net Investment Income
(expressed as a percentage of the Fund’s adjusted capital)

These calculations will be appropriately prorated for any period of less than three months and adjusted, if appropriate, for any equity capital raises or repurchases during the current calendar quarter.

Example: Subordinated Incentive Fee on Income for Each Calendar Quarter

Scenario 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.50%

Preferred return(1) = 1.75%

Base management fee(2) = 0.34375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income (investment income – (base management fee + other expenses)) = 0.95625%

Pre-incentive fee net investment income does not exceed the preferred return rate; therefore there is no subordinated incentive fee on income payable.

Scenario 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.50%

Preferred return(1) = 1.75%

Base management fee(2) = 0.34375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income (investment income – (base management fee + other expenses)) = 1.95625%

Subordinated incentive fee on income	= 100% × pre-incentive fee net investment income (subject to “catch-up”)(4)
= 100% × (1.95625% – 1.75%)
= 0.20625%

Pre-incentive fee net investment income exceeds the preferred return rate, but does not fully satisfy the “catch-up” provision, therefore the subordinated incentive fee on income is 0.20625%.

Scenario 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.50%

Preferred return(1) = 1.75%

Base management fee(2) = 0.34375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income (investment income – (base management fee + other expenses)) = 2.95625%

Catch up = 100% × pre-incentive fee net investment income (subject to “catch-up”)(4)

Subordinated incentive fee on income = 100% × “catch-up” + (15.0% × (pre-incentive fee net investment income – 2.0588%))
Catch up	= 2.0588% – 1.75%
= 0.3088%
Subordinated incentive fee on income	= (100% × 0.3088%) + (15.0% × (2.95625% – 2.0588%))
= 0.3088% + (15% × 0.89745%)
= 0.3088% + 0.1346175% = 0.4434175%

Pre-incentive fee net investment income exceeds the fixed preferred return and fully satisfies the “catch-up” provision, therefore the subordinated incentive fee on income is 0.4434175%.

____________

(1)      Represents 7.0% annualized preferred return.

(2)      Represents 1.375% annualized base management fee on average total assets.

(3)      Excludes organization and offering expenses.

(4)      The “catch-up” provision is intended to provide our Adviser with an incentive fee of 15.0% on all pre-incentive fee net investment income when our net investment income exceeds 2.0588% in any calendar quarter.

*        The returns shown are for illustrative purposes only. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in the examples above.

Portfolio Management

Robert K. Grunewald and Shiloh Bates, who are also members of our Adviser’s investment committee, serve as our portfolio managers.

Robert K. Grunewald has served as portfolio manager since the Fund’s inception. Mr. Grunewald has over 25 years of experience with registered investment companies, middle-market finance, BDCs and asset management. He has served as Chief Executive Officer of the Adviser since 2016, President and Chief Executive Officer of Flat Rock Capital Corp. from 2017 through the closing of the Reorganization with and into Flat Rock Core Income Fund in November 2020, President and Chief Executive Officer of Flat Rock Core Income Fund since its inception in 2020, and President and Chief Executive Officer of Flat Rock Opportunity Fund since its inception in 2018. From 2011 to 2015, Mr. Grunewald served as the President and Chief Investment Officer of Business Development Corp. of America (“BDCA”). During his tenure at BDCA, Mr. Grunewald grew the company from $2.5 million of assets under management to $2.5 billion. Mr. Grunewald also established the firm’s loan management systems as well as their policies and procedures. While at BDCA, Mr. Grunewald also founded AR Capital BDC Income Fund, the first open-end mutual fund dedicated to investing in the BDC sector.

Mr. Grunewald holds an MBA from Georgia State University and a Bachelor of Business Administration from University of Notre Dame.

Shiloh Bates has served as portfolio manager since the Fund’s inception. He has served as a Managing Director of Flat Rock Global since May 2018 and as Chief Investment Officer of Flat Rock Opportunity Fund since its inception in 2018. From 2012 to 2018, Mr. Bates served as a managing director for Business Development Corporation of America and its successor manager, Benefit Street Partners, where he oversaw the firm’s investments in CLOs and publicly traded BDCs and was responsible for structuring the fund’s credit facilities. Prior to this, Mr. Bates was a senior credit analyst at Canaras Capital Management, focusing on leveraged loans and mezzanine CLO structured products. He also was a senior credit analyst at Four Corners Capital Management, managing a portfolio of leveraged loans and high yield bonds financed by CLOs, private accounts and closed-end funds.

Mr. Bates received a Master of Statistics from Columbia University, a Master of Financial Mathematics from the University of Chicago, a Master of Public Policy from Harvard University, John F. Kennedy School of Government and a Bachelor of Science from Virginia Tech. He served in the U.S. Army Reserves Special Operations Command as a specialist for six years.

The SAI provides additional information about each portfolio manager’s compensation, other accounts managed and ownership of Fund shares.

Administrator

Ultimus Fund Solutions, LLC serves as administrator of the Fund. Pursuant to the Administrative Services Agreement, the Administrator furnishes us with the provisions of clerical and other administrative services, including marketing, investor relations and accounting services and maintenance of certain books and records on our behalf. In addition, the Administrator performs the calculation and publication of our NAV and oversees the preparation and filing of our tax returns, the payment of our expenses and the performance oversight of various third- party service providers.

In accordance with the Administrative Services Agreement, the Administrator is paid the greater of a minimum fee or fees based on the annual net assets of the Fund plus out of pocket expenses, payable quarterly in arrears (the “Administration Fee”), in connection with providing services to the Fund. The estimated Administration Fee payable to the Administrator for the Fund’s first fiscal year of operations is $160,000.

Transfer Agent

Ultimus Fund Solutions, LLC, located at 4221 North 203rd Street, Suite 100, Elkhorn, Nebraska 68022, serves as the Transfer Agent and dividend paying agent for the Fund.

Custodian

U.S. Bank, N.A., with principal offices at U.S. Bank Tower, 425 Walnut Street, Cincinnati, Ohio 45202, serves as custodian for the securities and cash for our portfolio. Under a Custody Agreement, the Custodian holds our assets in safekeeping and keeps all necessary records and documents relating to its duties.

Estimated Fund Expenses

Flat Rock Global is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of its officers and employees connected with investment and economic research, trading and investment management of the Fund. Notwithstanding the foregoing, pursuant to the terms of the Investment Advisory Agreement, we must reimburse the Adviser for certain of these expenses.

Flat Rock Global is responsible for payment of any and all organization and offering expenses incurred on our behalf in connection with our initial public offering of shares. Flat Rock Global will not seek or be entitled to reimbursement from the Fund for any such organization and offering expenses.

We will bear all other costs and expenses for the administration of our business and shall reimburse Flat Rock Global for any such costs and expenses that have been paid by Flat Rock Global on our behalf. These costs and expenses shall include, but not be limited to:

(i)     the cost of calculating the net asset value of the Fund’s shares, including the cost of any third-party valuation services;

(ii)    the cost of effecting sales and repurchases of the Fund’s shares and other securities;

(iii)   management and incentive fees payable to Flat Rock Global pursuant to the Investment Advisory Agreement;

(iv)   transfer agent and custodial fees;

(v)    fees and expenses associated with marketing efforts (including attendance at investment conferences and similar events);

(vi)   federal and state registration fees;

(vii)  U.S. federal, state and local taxes;

(viii) interest payable on debt, if any, incurred to finance the Fund’s investments;

(ix)   the fees and expenses of any member of the Board who is not an interested person (as defined in the 1940 Act) of the Adviser or a Sub-Adviser;

(x)    brokerage commissions for the Fund’s investments;

(xi)   costs of proxy statements, shareholders’ reports and notices;

(xii)  costs associated with the Fund’s reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws;

(xiii) fidelity bond, directors and officers errors and omissions liability insurance and other insurance premiums;

(xiv) direct costs such as printing, mailing, long distance telephone and staff costs; and

(xv)  fees and expenses associated with independent accountants, independent and internal audit, and outside legal costs; and

(xvi) all other offering expenses incurred by Flat Rock Global in performing its obligations.

Affiliated Brokerage

The Investment Advisory Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of our securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with our procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of April 1, 2023, National Financial Services (on behalf of its clients) owned 43.53% of the Fund, Charles Schwab & Co (on behalf of its clients) owned 29.29% of the Fund, and TD Ameritrade (on behalf of its clients) owned 26.45% of the Fund.

DETERMINATION OF NET ASSET VALUE

We record our investments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The valuation techniques used to determine fair value are further discussed below. We determine the NAV of our shares daily as of the close of regular trading (normally, 4:00 p.m., Eastern time) on each day that the New York Stock Exchange (“NYSE”) is open for business.

Equity securities for which market quotations are available are generally valued at the last sale price or official closing price on the primary market or exchange on which they trade.

Short-term debt securities having a remaining maturity of 60 days or less when purchased are valued at cost adjusted for amortization of premiums and accretion of discounts, which approximates fair value.

The fair value of securities may be difficult to determine and thus judgment plays a greater role in the valuation process. The fair valuation methodology may include or consider the following guidelines, as appropriate: (1) evaluation of all relevant factors, including but not limited to, pricing history, current market level and supply and demand of the respective security; (2) comparison to the values and current pricing of securities that have comparable characteristics; (3) knowledge of historical market information with respect to the security; and (4) other factors relevant to the security which would include, but not be limited to, duration, yield, fundamental analytical data, the U.S. Treasury yield curve and credit quality.

We primarily invest in junior debt or equity tranches of CLOs. In valuing such investments, the Adviser considers a number of factors, including: 1) the indicative prices provided by a recognized, independent third-party industry pricing service, and the implied yield of such prices; 2) recent trading prices for specific investments; 3) recent purchases and sales known to the Adviser in similar securities; 4) the indicative prices for specific investments and similar securities provided by the broker who arranges transactions in such CLOs; and 5) the Adviser’s own models. While the use of an independent third-party industry pricing service can be a source for valuing its CLO investments, the Adviser will not use the price provided by a third-party service if it believes that the price does not accurately reflect fair value, and will instead utilize another methodology outlined above to make its own assessment of fair value.

We may invest directly in Senior Loans (either in the primary or secondary markets). The Fund’s Senior Loans are valued without accrued interest, and accrued interest is reported as income in the Fund’s statement of operations.

Certain of the Senior Loans held by the Fund will be broadly syndicated loans. Broadly syndicated loans will be valued by using readily available market quotations or indicative market quotations provided by an independent, third-party pricing service.

For each Senior Loan held by the Fund, that is either: 1) not a broadly syndicated loan; or 2) is a broadly-syndicated loan but has limited liquidity such that the Adviser determines that readily available or indicative market quotations do not reflect fair value, the Adviser will employ the methodology it deems most appropriate to fair value the Senior Loan. For the period before such a Senior Loan begins providing quarterly financial updates, the Senior Loan’s fair value will usually be listed as the cost at which the Fund purchased the Senior Loan. For all other such Senior Loans, the Adviser will fair value each of these on a quarterly basis after the underlying portfolio company has reported its most recent quarterly financial update. These fair value calculations involve significant professional judgment by the Adviser in the application of both observable and unobservable attributes, and it is possible that the fair value determined for a Senior Loan may differ materially from the value that could be realized upon the sale of the Senior Loan. There is no single standard for determining the fair value of an investment. Accordingly, the methodologies the Adviser may use to fair value the Senior Loan may include: 1) fair values provided by an independent third-party valuation firm; 2) mark-to-model valuation techniques; and 3) matrix pricing.

For each Senior Loan that is either: 1) not a broadly syndicated loan; or 2) is a broadly-syndicated loan but has limited liquidity such that the Adviser determines that readily available or indicative market quotations do not reflect fair value, the Adviser may adjust the value of the Senior Loan between quarterly valuations based on changes in the capital markets. To do this, as a proxy for discount rates and market comparables, the Adviser may look to the Morningstar LSTA U.S. Leveraged Loan 100 Index (the “LSTA Index”). The LSTA Index is an equal value-weighted index designed to track the performance of the largest U.S. leveraged loan facilities. The LSTA Index is comprised of senior secured loans denominated in U.S. dollars that meet certain selection criteria. If there are significant moves in the LSTA Index, the Advisor may adjust the value of the Senior Loan using its discretion.

In addition, the values of the Fund’s Senior Loans may be adjusted daily based on changes to the estimated total return that the asset will generate. The Adviser will monitor these estimates and update them as necessary if macro or individual changes warrant any adjustments.

We may invest in BDCs or other investment vehicles that provide exposure to Senior Loans. When valuing BDCs that are publicly-traded, the Adviser will use the daily closing price quoted by the BDC’s respective exchange. When valuing BDCs that are not publicly-traded, as well as other investment vehicles that are not publicly-traded, the Adviser will use the most recently reported net asset value provided by the manager of the respective investment.

All available information, including non-binding indicative bids which may not be considered reliable, typically will be considered by us in making fair value determinations. In some instances, there may be limited trading activity in a security even though the market for the security is considered not active. In such cases we will consider the number of trades, the size and timing of each trade, and other circumstances around such trades, to the extent such information is available. We will engage third-party valuation firms to provide assistance in valuing a substantial portion of our investments. We expect to evaluate the impact of such additional information and factor it into its consideration of fair value.

The Board is responsible for fair value determination, and has adopted policies and procedures for assessment and management of valuation risks, establishment and application of fair value methodologies, testing of fair value methodologies, and evaluation of pricing services. Under these procedures, the Board is responsible for the valuation of the Fund’s portfolio investments for which market quotations are not readily available, as determined in good faith pursuant to the Fund’s valuation policy and consistently applied valuation process. The day-to-day implementation of the portfolio valuation process, as set forth in the valuation policies and procedures, is performed by Flat Rock Global, with the oversight and involvement of the Board as required. Additionally, the Board has authorized the use of independent third-party pricing services and independent third-party valuation services to assist in pricing and valuation of the Fund’s portfolio securities.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the accounts managed by Flat Rock Global could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. For example, the Fund may invest in CLOs that hold Senior Loans where an affiliated fund owns a direct interest in such Senior Loan. Further, the Fund may invest in a junior debt tranche of a CLO where an affiliated fund owns an equity interest in such CLO. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any).

Flat Rock Global currently or in the future may provide investment advisory and other services, directly and through affiliates, to various affiliated entities, including other investment funds and separately managed accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser provide investment advisory services to the Fund, are engaged in activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

The Adviser also serves as investment adviser to Flat Rock Core Income Fund and Flat Rock Opportunity Fund, both of which are closed-end investment companies that operate as interval funds that have investment objectives and strategies that overlap with the Fund’s investment objective and strategy. Specifically, Flat Rock Core Income Fund invests primarily in senior secured loans of U.S. middle-market companies but may also invest in the junior debt tranches of CLOs as well as in BDCs or other investment vehicles that provide exposure to Senior Loans. Flat Rock Opportunity Fund invests primarily in CLO equity, but may also invest in the junior debt tranches of CLOs. To the extent that we compete with Flat Rock Core Income Fund, Flat Rock Opportunity Fund, or other entities managed by the Adviser or any of its affiliates for a particular investment opportunity, the Adviser will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (1) its internal conflict-resolution and allocation policies and (2) the requirements of the Advisers Act. The Adviser’s allocation policies are intended to ensure that we may generally share equitably with other investment funds managed by the Adviser or its affiliates in investment opportunities, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer which may be suitable for us and such other investment funds.

As noted above, the Fund may make investments in a CLO where other funds advised by Flat Rock Global hold an investment in a different tranche of debt or equity. In such circumstances, Flat Rock Global may have conflicting interests between its duties to the Fund and the other funds it advises. Generally, the Fund will make investments that potentially conflict with the interests of other funds it advises only when, at the time of investment by the Fund, Flat Rock Global determines that (a) such investment is in the best interests of the Fund, and (b) the possibility of actual conflict between the Fund and the other funds is remote, or (c) in light of the particular circumstances, Flat Rock Global determines that such investment is appropriate for the Fund, notwithstanding the potential for conflict. Notwithstanding the foregoing, the Fund will not invest in any debt tranche of a CLO, in which another fund advised by Flat Rock Global owns more than 50% of the equity tranche. The Fund is not affiliated with nor does it control, as such term is defined in the 1940 Act, any of the CLOs in which it invests. In general, under the 1940 Act, the Fund would be presumed to control an issuer if it owned 25% or more of its voting securities.

REPURCHASES OF SHARES

We do not currently intend to list our shares on any securities exchange and do not expect any secondary market for them to develop in the foreseeable future. Therefore, shareholders should expect that they will be unable to sell their shares for an indefinite time or at a desired price. No shareholder will have the right to require the Fund to repurchase such shareholder’s shares or any portion thereof. Shareholders may not transfer their investment from the Fund to any other registered investment company. Because no public market exists for the shares, and none is expected to develop in the foreseeable future, shareholders will not be able to liquidate their investment, other than through our Repurchase Program, or, in limited circumstances, as a result of transfers of shares to other investors.

To provide shareholders with limited liquidity, we are structured as an “interval fund” and intend to conduct quarterly offers to repurchase between 5% and 25% of our outstanding shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is possible that we may offer to repurchase only the minimum amount of 5% of our outstanding shares. Quarterly repurchases will occur in the months of February, May, August and November starting in February 2023. The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of our outstanding voting securities (as defined in the 1940 Act). The Repurchase Offer Notice will be sent to shareholders at least 21 calendar days before the Repurchase Request Deadline, which is ordinarily on the third Friday of the month in which the repurchase occurs. We determine the NAV applicable to repurchases on the Repurchase Request Deadline. However, the NAV will be calculated no later than the Repurchase Pricing Date. We distribute payments to shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such date. Our shares are not listed on any securities exchange, and we anticipate that no secondary market will develop for our shares. Accordingly, you may not be able to sell shares when and/or in the amount that you desire. Thus, the shares are appropriate only as a long-term investment. In addition, our repurchase offers may subject us and shareholders to special risks.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares that we will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, we will repurchase the shares on a pro rata basis. However, we may accept all shares tendered for repurchase by shareholders who own less than 100 shares and who tender all of their shares, before prorating other amounts tendered. With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum.

Notice to Shareholders

No less than 21 days and more than 42 days before each Repurchase Request Deadline, we shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call us at (307) 500-5200 to learn the NAV. The Repurchase Offer Notice also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, we may, but are not required to, repurchase an additional amount of shares not to exceed 2.00% of our outstanding shares on the Repurchase Request Deadline. If we determine not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, we will repurchase the shares on a pro rata basis. However, we may accept all shares tendered for repurchase by shareholders who own less than 100 shares and who tender all of their shares, before prorating other amounts tendered. With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum.

DISTRIBUTION POLICY

Subject to the Board’s discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on a monthly basis and to pay such distributions on a monthly basis. Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.

We intend to make a distribution each month to our shareholders of the net investment income of the Fund after payment of Fund operating expenses. The distribution rate may be modified by the Board from time to time.

To the extent that any portion of our monthly distributions is considered a return of capital to shareholders, such portion would not be considered dividends for U.S. federal income tax purposes and would represent a return of the amounts that such shareholders invested. Although such return of capital distributions are not currently taxable to shareholders, such distributions will have the effect of lowering a shareholder’s adjusted tax basis in such shares, and could result in a higher tax liability when the shares are sold, even if they have not increased in value, or in fact, have lost value. Our final distribution for each tax year is expected to include any remaining investment company taxable income and net tax-exempt income undistributed during the tax year, as well as any undistributed net capital gain realized during the tax year. If the total distributions made in any tax year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of our current and accumulated earnings and profits. This distribution policy, may, under certain circumstances, have adverse consequences to us and our shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in us and, over time, increase our expense ratio. The distribution policy also may cause us to sell securities at a time we would not otherwise do so to manage the distribution of income and gain.

Each year, a statement on Form 1099-DIV identifying the sources of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, which is a non-taxable distribution) will be furnished to shareholders subject to IRS reporting. Our ordinary distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. To the extent that we pay distributions to shareholders using proceeds we receive from our distributions, such distributions generally would constitute a return of investor capital and generally will lower an investor’s adjusted tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from our investment activities. There can be no assurance that we will be able to pay distributions at a specific rate or at all.

As discussed in the “Certain U.S. Federal Income Tax Matters” section, to qualify for and maintain RIC tax treatment, we are required to distribute on a timely basis with respect to each tax year dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of “investment company taxable income” and net tax-exempt interest income, determined without regard to any deduction for dividends paid, for such tax year. To avoid certain excise taxes imposed on RICs, we are required to distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gain net income for previous calendar years that were not distributed during such calendar years and on which we paid no U.S. federal income tax. We can offer no assurance that we will be able to avoid excise taxes or achieve results that will permit the payment of any cash distributions. If we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. Any such limitations would adversely impact our ability to make distributions to shareholders.

DISTRIBUTION REINVESTMENT PROGRAM

We operate under a Distribution Reinvestment Program administered by the Transfer Agent. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares under our Distribution Reinvestment Program. Shareholders who elect not to participate in our Distribution Reinvestment Program will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions, net of any applicable U.S. withholding tax, are reinvested in the Fund.

Shareholders automatically participate in the Distribution Reinvestment Program, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have distributions automatically reinvested should so notify the Transfer Agent in writing at Flat Rock Enhanced Income Fund, P. O. Box 541150, Omaha, NE 68154 or toll free at (833) 415-1088. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the distribution or the shareholder will receive such distribution in shares through the Distribution Reinvestment Program. Under the Distribution Reinvestment Program, our distributions to shareholders are reinvested in full and fractional shares as described below.

When we declare a distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized newly issued shares from the Fund. The number of shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by our NAV per share.

The Transfer Agent will maintain all shareholder accounts and furnish information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the Distribution Reinvestment Program. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. We will issue certificates in our sole discretion.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the Distribution Reinvestment Program, the Transfer Agent will administer the Distribution Reinvestment Program on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the Distribution Reinvestment Program. Investors who participate in the Distribution Reinvestment Program and who hold shares through banks, brokers or nominees, may not be able to transfer their shares to another brokerage account and continue to participate in the Distribution Reinvestment Program.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the Distribution Reinvestment Program, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable under the Distribution Reinvestment Program for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions. See “Certain U.S. Federal Income Tax Matters.”

We reserve the right to amend or terminate the Distribution Reinvestment Program. There is no direct service charge to participants with regard to purchases under the Distribution Reinvestment Program; however, we reserve the right to amend the Distribution Reinvestment Program to include a service charge payable by the participants.

All correspondence concerning the Distribution Reinvestment Program should be directed to the Transfer Agent at Flat Rock Enhanced Income Fund, P. O. Box 541150, Omaha, NE 68154. Certain transactions can be performed by calling the toll free number at (833) 415-1088.

CERTAIN U.S. FEDERAL INCOME TAX MATTERS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to the Fund and to an investment in the Fund’s shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, the Fund has not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including shareholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts and financial institutions. This summary assumes that investors hold their shares as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. The Fund has not sought and will not seek any ruling from the Internal Revenue Service regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invested in tax-exempt securities or certain other investment assets.

A “U.S. shareholder” generally is a beneficial owner of the Shares who is for U.S. federal income tax purposes:

•        a citizen or individual resident of the United States;

•        a corporation or other entity treated as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•        a trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. shareholder” generally is a beneficial owner of shares that is neither a U.S. shareholder nor a partnership (including an entity treated as a partnership for U.S. federal income tax purposes). If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective shareholder that is a partner in a partnership holding shares should consult with the shareholder’s tax advisers with respect to the purchase, ownership and disposition of the shares.

Tax matters are complex and the tax consequences to an investor of an investment in shares will depend on the facts of the shareholder’s particular situation. The Fund encourages all investors to consult their respective tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

The Fund intends to elect to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to U.S. federal income tax on any income that the Fund timely distributes to its shareholders from the Fund’s tax earnings and profits. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain RIC tax treatment, the Fund must distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses (the “Annual Distribution Requirement”).

Taxation as a Regulated Investment Company

If the Fund (i) qualifies as a RIC and (ii) satisfies the Annual Distribution Requirement then the Fund will not be subject to U.S. federal income tax on the portion of the Fund’s income distributed (or deemed distributed) to shareholders. The Fund will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to its shareholders. The Fund will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless the Fund distributes, in a timely manner, an amount at least equal to the sum of (i) 98% of the Fund’s net ordinary income for each calendar year, (ii) 98.2% of the Fund’s capital gain net income for the one-year period ending October 31 in that calendar year and (iii) any income recognized, but not distributed, in preceding years and on which the Fund paid no U.S. federal income tax. The Fund may pay “spillover dividends” during a given year, which represent ordinary income and/or capital gains from the previous fiscal year that were not distributed by the end of that year. The Fund would be subject to U.S. federal income tax with respect to the ordinary income and/or capital gains that were not distributed by the end of the prior year and may be subject to the 4% U.S. federal excise tax, if the spillover dividend exceeds the thresholds described above. These spillover dividends are counted in the prior year for purposes of satisfying the Annual Distribution Requirement, however, they are not counted in the prior year as distributed income for purposes of determining whether the Fund is subject to U.S. federal income tax or the 4% U.S. federal excise tax. If the Fund chooses to pay a spillover dividend, the Fund will be subject to U.S. federal income tax and may incur the 4% U.S. federal excise tax with respect to such distribution.

In order to qualify as a RIC for U.S. federal income tax purposes, the Fund must, among other things:

•        derive in each taxable year at least 90% of the Fund’s gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to the Fund’s business of investing in such stock or securities (the 90% Income Test); and

•        diversify the Fund’s holdings so that at the end of each quarter of the taxable year;

•        at least 50% of the value of the Fund’s assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s assets and more than 10% of the outstanding voting securities of the issuer; and

•        no more than 25% of the value of the Fund’s assets is invested in (i) the securities, other than U.S. government securities or securities of other RICs, of one issuer, (ii) the securities, other than the securities of other RICs, of two or more issuers that are controlled, as determined under applicable Code rules, by the Fund and that are engaged in the same or similar or related trades or businesses or (iii) the securities of certain “qualified publicly traded partnerships” (the “Diversification Tests”).

For U.S. federal income tax purposes, the Fund may be required to recognize taxable income in circumstances in which the Fund does not receive a corresponding payment in cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. The Fund may also have to include in income other amounts that the Fund has not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. The Fund anticipates that a portion of the Fund’s income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in the Fund’s investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to the Fund’s shareholders in order to satisfy the Annual Distribution Requirement, even though the Fund will not have received all of the corresponding cash amount. As a result, the Fund may have difficulty meeting the Annual Distribution Requirement necessary to qualify for and maintain RIC tax treatment under the Code. The Fund may have to sell some of the Fund’s investments at times or at prices the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

If the Fund has to borrow funds or sell assets in order to satisfy the annual Distribution Requirements, the Fund may fail to meet the Diversification Tests and the 1940 Act prohibition on making distributions while debt obligations and senior securities are outstanding, unless certain “asset coverage” tests are met. Further, if the Fund disposes of assets in order to meet the Annual Distribution Requirement or to avoid the imposition of the 4% U.S. federal excise, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.

In the event we invest in foreign securities, we may be subject to withholding and other foreign taxes with respect to those securities. We do not expect to satisfy the requirement to pass through to our shareholders their share of the foreign taxes paid by us.

We may invest in the stock of a foreign corporation which is classified as a “passive foreign investment company” (within the meaning of Section 1297 of the Code), or “PFIC.” As a result, we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. This additional tax and interest may apply even if we make a distribution in an amount equal to any “excess distribution” or gain from the disposition of such shares as a taxable dividend by us to our shareholders. In lieu of the increased income tax and deferred tax interest charges on excess distributions on and dispositions of a PFIC’s shares, we can elect to treat the underlying PFIC as a “qualified electing fund,” provided that the PFIC agrees to provide us with adequate information regarding its annual results and other aspects of its operations. With a “qualified electing fund” election in place, we must include in our income each year our share (whether distributed or not) of the ordinary earnings and net capital gain of a PFIC. In the alternative, we can elect, under certain conditions, to mark-to-market at the end of each taxable year our PFIC shares. We would recognize as ordinary income any increase in the value of the PFIC shares and as an ordinary loss (up to any prior income resulting from the mark-to-market election) any decrease in the value of the PFIC shares. With a “mark-to-market” or “qualified electing fund” election in place on a PFIC, we might be required to recognize in a year income in excess of its actual distributions on and proceeds from dispositions of the PFIC’s shares. Any such income would be subject to the RIC distribution requirements and would be taken into account for purposes of the 4% U.S. federal excise tax (described above).

Controlled Foreign Corporations.    If we hold more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation, or “CFC,” we may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or 10% or more of the total value of all classes of shares of a corporation. If we are treated as receiving a deemed distribution from a CFC, we will be required to include such distribution in our investment company taxable income regardless of whether we receive any actual distributions from such CFC, and we must distribute such income to satisfy the Annual Distribution Requirement and will the income be taken into account for purposes of the 4% excise tax.

Income inclusions from a qualified electing fund or CFC will be “good income” for purposes of the 90% Gross Income Test provided that the qualified electing fund distributes such income to us in the same taxable year to which the income is included in our income.

Taxation of U.S. Shareholders

Distributions by the Fund generally are taxable to U.S. shareholders as ordinary income or capital gains. Distributions of the Fund’s “investment company taxable income” (which is, generally, the Fund’s net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. shareholders to the extent of the Fund’s current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares. To the extent such distributions paid by the Fund to non-corporate shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions (“Qualifying Dividends”) may be eligible for a current maximum tax rate of 20%. It is anticipated that distributions paid by the Fund will generally not be attributable to dividends and, therefore, generally will not qualify for the current 20% maximum rate applicable to Qualifying Dividends. Distributions of the Fund’s net capital gains (which is generally the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by the Fund as “capital gain dividends” will be taxable to a U.S. shareholder as long-term capital gains that are currently taxable at a current maximum rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. shareholder’s holding period for these shares and regardless of whether paid in cash or reinvested in additional shares. Distributions in excess of the Fund’s earnings and profits first will reduce a U.S. shareholder’s adjusted tax basis in such shareholder’s shares and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. shareholder.

The Fund may retain some or all of the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, the Fund will pay tax on the retained amount, each U.S. shareholder will be required to include the shareholder’s share of the deemed distribution in income as if it had been actually distributed to the U.S. shareholder, and the U.S. shareholder will be entitled to claim a credit equal to the shareholder’s allocable share of the tax paid thereon by the Fund. Because the Fund expects to pay tax on any retained capital gains at the Fund’s regular corporate tax rate, and because that rate is in excess of the maximum rate currently payable by U.S. shareholders taxed at individual rates on long-term capital gains, the amount of tax that individual U.S. shareholders will be treated as having paid will exceed the tax the shareholders owe on the capital gain distribution and such excess generally may be refunded or claimed as a credit against the U.S. shareholder’s other U.S. federal income tax obligations. The amount of the deemed distribution net of such tax will be added to the U.S. shareholder’s adjusted cost basis for the shareholder’s shares. In order to utilize the deemed distribution approach, the Fund must provide written notice to the Fund’s shareholders prior to the expiration of 60 days after the close of the relevant taxable year. The Fund cannot treat any of the Fund’s investment company taxable income as a “deemed distribution.”

The Fund does not expect that special share distributions that the Fund pays ratably to all investors from time to time, if any, will be taxable. However, in the future, the Fund may distribute taxable dividends that are payable in cash or shares at the election of each shareholder. Under certain applicable provisions of the Code and the Treasury regulations, distributions payable in cash or in shares of stock at the election of shareholders are treated as taxable dividends whether a shareholder elects to receive cash or shares. The Internal Revenue Service has issued private rulings indicating that this rule will apply even where the total amount of cash that may be distributed is limited to no more than 20% of the total distribution. Under these rulings, if too many shareholders elect to receive such shareholders’ distributions in cash, each such shareholder would receive a pro rata share of the total cash to be distributed and would receive the remainder of the shareholder’s distribution in shares. If the Fund decides to make any distributions consistent with these rulings that are payable in part in shares, taxable shareholders receiving such dividends will be required to include the full amount of the dividend (whether received in cash, shares, or a combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of the Fund’s current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. shareholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. shareholder sells the shares it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the shares at the time of the sale.

For purposes of determining (i) whether the Annual Distribution Requirement is satisfied for any year and (ii) the amount of dividends paid for that year, the Fund may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, the U.S. shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by the Fund in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by the Fund’s U.S. shareholders on December 31 of the year in which the dividend was declared.

If an investor purchases shares shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of that shareholder’s investment.

A shareholder generally will recognize taxable gain or loss if the shareholder sells or otherwise disposes of the shareholder’s shares. The amount of gain or loss will be measured by the difference between such shareholder’s adjusted tax basis in the shares sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the shareholder has held these shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of the Fund’s shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of the shares may be disallowed if other shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

In general, individual U.S. shareholders currently are subject to a maximum U.S. federal income tax rate of 20% on their capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in the shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. In addition, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties and rents, and net capital gains (other than certain amounts earned from trades or businesses).

Corporate U.S. shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate shareholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code.

If the Fund is not a publicly offered RIC for any period, a non-corporate shareholder’s pro rata portion of the Fund’s affected expenses, including the Fund’s management fees, will be treated as an additional dividend to the shareholder. A “publicly offered” RIC is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. While the Fund anticipates that it will constitute a publicly offered RIC for the Fund’s first tax year, there can be no assurance that the Fund will in fact so qualify for any of the Fund’s taxable years.

The Fund will send to each of the Fund’s U.S. shareholders, as promptly as possible after the end of each calendar year, a notice reporting the amounts includible in such U.S. shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the Internal Revenue Service (including the amount of dividends, if any, eligible for the current 20% maximum rate). Dividends paid by the Fund generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because the Fund’s income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. shareholder’s particular situation.

The Fund may be required to withhold U.S. federal income tax, or backup withholding from all distributions to any non-corporate U.S. shareholder (i) who fails to furnish the Fund with a correct taxpayer identification number or a certificate that such shareholder is exempt from backup withholding or (ii) with respect to whom the IRS notifies the Fund that such shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is generally the shareholder’s social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. shareholder’s U.S. federal income tax liability, provided that proper information is provided to the IRS.

Taxation of non-U.S. Shareholders

Whether an investment in the shares is appropriate for a non-U.S. shareholder will depend upon that person’s particular circumstances. An investment in the shares by a non-U.S. shareholder may have adverse tax consequences. Non-U.S. shareholders should consult their respective tax advisers before investing in the shares. Distributions of the Fund’s investment company taxable income to non-U.S. shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses) will be subject to U.S. federal withholding tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of the Fund’s current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the non-U.S. shareholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States, the Fund will not be required to withhold U.S. federal tax if the non-U.S. shareholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. Special certification requirements apply to a non-U.S. shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.

For distributions made to non-U.S. shareholders, no withholding is required and the distributions generally are not subject to U.S. federal income tax if (i) the distributions are properly reported to the Fund’s shareholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions were derived from sources specified in the Code for such dividends and (iii) certain other requirements were satisfied.

Actual or deemed distributions of the Fund’s net capital gains to a non-U.S. shareholder, and gains realized by a non-U.S. shareholder upon the sale of the Shares, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. shareholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. shareholder in the United States or (ii) such non-U.S. shareholder is an individual present in the United States for 183 days or more during the year of the distribution or gain.

If the Fund distributes the Fund’s net capital gains in the form of deemed rather than actual distributions, a non-U.S. shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s allocable share of the tax the Fund pays on the capital gains deemed to have been distributed. In order to obtain the refund, the non-U.S. shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the non-U.S. shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate non-U.S. shareholder, distributions (both actual and deemed) and gains realized upon the sale of the Fund’s shares that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a non-U.S. shareholder.

A non-U.S. shareholder who is a non-resident alien individual, and who is otherwise subject to U.S. federal withholding tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the non-U.S. shareholder provides the Fund or the dividend paying agent with an IRS Form W-8BEN-E or IRS Form W-8BEN (or an acceptable substitute form) establishing that the shareholder is a non-U.S. shareholder or otherwise establishes an exemption from backup withholding.

Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions (“FFIs”) unless such FFIs either (i) enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by certain specified U.S. persons (or held by foreign entities that have certain specified U.S. persons as substantial owners) or (ii) reside in a jurisdiction that has entered into an intergovernmental agreement (“IGA”) with the United States to collect and share such information and are in compliance with the terms of such IGA and any enabling legislation or regulations. The types of income subject to the tax include U.S. source interest and dividends. While the Code would also require withholding on payments of the gross proceeds from the sale of any property that could produce U.S.-source interest or dividends, the U.S. Department of the Treasury has indicated its intent to eliminate this requirement in proposed regulations, which state that taxpayers may rely on the proposed regulations until final regulations are issued. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a specified U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on certain payments to certain foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% owner that is a specified U.S. person or provides the withholding agent with identifying information on each greater than 10% owner that is a specified U.S. person. Depending on the status of a non-U.S. shareholder and the status of the intermediaries through which they hold their shares, non-U.S. shareholders could be subject to this 30% withholding tax with respect to distributions on their Shares. Shareholders may be requested to provide additional information to us to enable us to determine whether withholding is required, such as an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable series W-8.

Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure to Qualify as a RIC

If the Fund is unable to qualify for treatment as a RIC, the Fund will be subject to tax on all of the Fund’s taxable income at regular corporate rates, regardless of whether the Fund makes any distributions to the Fund’s shareholders. Distributions would not be required, and any distributions would be taxable to the Fund’s shareholders as ordinary dividend income. Subject to certain limitations in the Code, such distributions would be eligible for the current 20% maximum rate to the extent of the Fund’s current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder’s adjusted tax basis, and any remaining distributions would be treated as a capital gain.

Possible Tax Law Changes

The foregoing discussion is only a summary and is based upon existing federal income tax law. Shareholders should recognize that the federal income tax treatment of an investment in the Fund may be modified at any time by legislative, judicial, or administrative action. Any such changes may have a retroactive effect with respect to existing transactions and investments and may modify the statements made above. In particular, the Tax Act includes sweeping changes to U.S. tax laws and represents the most significant changes to the Code since 1986. Shareholders are urged to consult with their own tax advisor with respect to the impact of recent legislation, including the Tax Act, on their investment in the Shares.

THE FOREGOING DISCUSSION SHOULD NOT BE CONSIDERED TO DESCRIBE FULLY THE FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND. SHAREHOLDERS ARE STRONGLY ADVISED TO CONSULT WITH THEIR TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on April 19, 2022.

Shares of Beneficial Interest

The Declaration of Trust authorizes the Fund’s issuance of an unlimited number of shares of beneficial interest, par value $0.001 per share. There is currently no market for our shares and we do not expect that a market for our shares will develop in the foreseeable future. Pursuant to the Declaration of Trust and as permitted by Delaware law, shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized for profit under the General Corporation Law of the State of Delaware, as amended (the “DGCL”) and therefore generally will not be personally liable for our debts or obligations.

Shares

Under the terms of the Declaration of Trust, all shares, when consideration for shares is received by the Fund, will be fully paid and nonassessable. Distributions may be paid to shareholders if, as and when authorized and declared by the Board. Shares will have no preference, preemptive, appraisal, conversion, exchange or redemption rights, and will be freely transferable. The Declaration of Trust provides that the Board shall have the power to repurchase or redeem shares. In the event of the Fund’s dissolution, after the Fund pays or adequately provides for the payment of all claims and obligations of the Fund, and upon the receipt of such releases, indemnities and refunding agreements deemed necessary by the Board, each share will be entitled to receive, according to its respective rights, a pro rata portion of the Fund’s assets available for distribution for the applicable class, subject to any preferential rights of holders of the Fund’s outstanding preferred shares, if any. Each whole share will be entitled to one vote as to any matter on which it is entitled to vote and each fractional share will be entitled to a proportionate fractional vote. Shareholders shall be entitled to vote on all matters on which a vote of shareholders is required by the 1940 Act, the Declaration of Trust or a resolution of the Board. There will be no cumulative voting in the election or removal of Trustees. Under the Declaration of Trust, the Fund is not required to hold annual meetings of shareholders. The Fund only expects to hold shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board or a majority of shareholders.

Preferred Shares and Other Securities

The Declaration of Trust provides that the Board may, subject to the Fund’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than common shares of beneficial interest (including preferred Shares, debt securities or other senior securities), by action of the Board without the approval of shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.

Preferred Shares could be issued with rights and preferences that would adversely affect shareholders. Preferred shares could also be used as an anti-takeover device. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance of preferred shares and before any distribution is made with respect to the shares and before any purchase of shares is made, the aggregate involuntary liquidation preference of such preferred shares together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of the Fund’s total assets after deducting the amount of such distribution or purchase price, as the case may be; and (ii) the holders of preferred shares, if any are issued, must be entitled as a class to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred shares. The Fund does not plan to issue preferred shares within twelve months of the effectiveness of its registration statement.

The following table shows the amounts of the Fund’s shares that have been authorized and are outstanding as of December 31, 2022:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Fund or for its Account	(4) Amount Outstanding Excluding Amount Shown Under (3)
Shares of beneficial interest	Unlimited	None	5,000

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

Pursuant to the Declaration of Trust, Trustees and officers of the Fund will not be subject in such capacity to any personal liability to the Fund or shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the Trustee’s or officer’s duty.

Except as otherwise provided in the Declaration of Trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or in the case of a criminal proceeding, matters for which such person had reasonable cause to believe that his or her conduct was unlawful. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position. The Fund will provide indemnification to Trustees and officers prior to a final determination regarding entitlement to indemnification as described in the Declaration of Trust.

The Fund has entered into the Investment Advisory Agreement with Flat Rock Global. The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, Flat Rock Global is not liable for any error of judgment or mistake of law or for any loss the Fund suffers.

Pursuant to the Declaration of Trust, the Fund will advance the expenses of defending any action for which indemnification is sought if the Fund receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification.

Number of Trustees; Appointment of Trustees; Vacancies; Removal

The Declaration of Trust provides that the number of Trustees shall be no less than one and no more than 15, as determined in writing by a majority of the Trustees then in office. As set forth in the Declaration of Trust, a Trustee’s term of office shall continue until his or her death, resignation or removal. Subject to the provisions of the 1940 Act, individuals may be appointed by the Trustees at any time to fill vacancies on the Board by the appointment of such persons by a majority of the Trustees then in office. Each Trustee shall hold office until his or her successor shall have been appointed pursuant to the Declaration of Trust. To the extent that the 1940 Act requires that Trustees be elected by shareholders, any such Trustees will be elected by a plurality of all shares voted at a meeting of shareholders at which a quorum is present.

The Declaration of Trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the Declaration of Trust) with or without cause by an action adopted by the majority of the then Trustees.

Action by Shareholders

The Declaration of Trust provides that shareholder action can be taken only at a meeting of shareholders or by unanimous written consent of shareholders in lieu of a meeting. Subject to the 1940 Act, the Declaration of Trust or a resolution of the Board specifying a greater or lesser vote requirement, the affirmative vote of a majority of shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the shareholders with respect to any matter submitted to a vote of the shareholders.

Amendment of Declaration of Trust and Bylaws

Subject to the provisions of the 1940 Act, pursuant to the Declaration of Trust, the Board may amend the Declaration of Trust without any vote of shareholders. Pursuant to the Declaration of Trust and bylaws, the Board has the exclusive power to amend or repeal the bylaws or adopt new bylaws at any time.

No Appraisal Rights

In certain extraordinary transactions, some jurisdictions provide the right to dissenting shareholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. The Declaration of Trust provides that shares shall not entitle shareholders to appraisal rights.

Conflict with Applicable Laws and Regulations

The Declaration of Trust provides that if and to the extent that any provision of the Declaration of Trust conflicts with any provision of the 1940 Act, the provisions under the Code applicable to the Fund as a RIC or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Declaration of Trust; provided, however, that such determination shall not affect any of the remaining provisions of the Declaration of Trust or affect the validity of any action taken or omitted to be taken prior to such determination.

Derivative Actions

No person, other than a Trustee, who is not a shareholder of the Fund shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund. No shareholder of the Fund may maintain a derivative action on behalf of the Fund, unless holders of at least ten percent (10%) of the outstanding shares of the Fund join in the bringing of such derivative action, except that the aforementioned 10% requirement shall not apply to claims made under the federal securities laws. Generally, a shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: the shareholder makes a pre-suit demand upon the Trustees and the Trustees are afforded a reasonable amount of time to consider such request and to investigate the basis of such claim. Further, the Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and may (except when a request is for a claim or claims under the federal securities laws) require an undertaking by the shareholder making such request to reimburse the Fund for the expense of any such advisors in the event that the Trustees determine not to bring such action.

Exclusive Delaware Jurisdiction

Under the Declaration of Trust, any claims related to the Fund, except claims brought under the federal securities laws, must be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, unless the Fund, in its sole discretion, consents in writing to an alternative forum. As a result of this exclusive jurisdiction provision, shareholders may be required to bring suit in an inconvenient and less favorable jurisdiction.

REGULATION

We are a non-diversified, closed-end management investment company that has registered as an investment company under the 1940 Act. As a registered closed-end management investment company, we are subject to regulation under the 1940 Act. Under the 1940 Act, unless authorized by vote of a majority of the outstanding voting securities, we may not:

•        change our classification to an open-end management investment company;

•        except in each case in accordance with our policies with respect thereto set forth in this SAI and the prospectus, borrow funds, issue senior securities, underwrite securities issued by other persons, purchase or sell real estate or commodities or make loans to other persons;

•        deviate from any policy in respect of concentration of investments in any particular industry or group of industries as recited in this SAI and the prospectus, deviate from any investment policy which is changeable only if authorized by shareholder vote under the 1940 Act, or deviate from any fundamental policy recited in its registration statement in accordance with the requirements of the 1940 Act;

•        change our policy to make quarterly repurchase offers under Rule 23c-3, as further described in the section “Repurchases of Shares;” or

•        change the nature of our business so as to cease to be an investment company.

A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (a) 67% or more of such company’s voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company.

As with other companies regulated by the 1940 Act, a registered closed-end management investment company must adhere to certain substantive regulatory requirements. A majority of our trustees must be persons who are not interested persons, as that term is defined in the 1940 Act. Additionally, we are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect the closed-end management investment company. Furthermore, as a registered closed-end management investment company, we are prohibited from protecting any trustee or officer against any liability to us or our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of the SEC.

As a registered closed-end management investment company, we are generally required to meet an asset coverage ratio with respect to our outstanding senior securities representing indebtedness, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, of at least 300% after each issuance of senior securities representing indebtedness. In addition, we are generally required to meet an asset coverage ratio with respect to our outstanding preferred shares, as defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of our outstanding preferred shares, of at least 200% immediately after each issuance of such preferred shares. We are also prohibited from issuing or selling any senior security if, immediately after such issuance, we would have outstanding more than (i) one class of senior security representing indebtedness, exclusive of any promissory notes or other evidences of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, or (ii) one class of senior security which is equity, except that in each case any such class of indebtedness or equity may be issued in one or more series.

We are generally not able to issue and sell our shares at a price below NAV per share. See “Risk Factors — Risks Related to Our Business and Structure — Regulations governing our operation as a registered closed-end management investment company affect our ability to raise additional capital and the way in which we do so. As a registered closed-end management investment company, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage” in the prospectus. We may, however, sell our shares at a price below the then-current NAV of our shares if the Board determines that such sale is in our best interests and the best interests of our shareholders, and our shareholders approve such sale. In addition, we may generally issue new shares at a price below NAV in rights offerings to existing shareholders, in payment of distributions and in certain other limited circumstances.

We may borrow funds to make investments. Although we do not expect to do so, we may also borrow funds, consistent with the limitations of the 1940 Act, in order to make the distributions required to maintain our status as a RIC under Subchapter M of the Code.

As a registered closed-end management investment company, we are subject to certain risks and uncertainties. See “Risk Factors — Risks Related to Our Business and Structure” in the prospectus.

Senior Securities

We are permitted, under specified conditions, to issue one class of indebtedness and one class of equity senior to the shares offered hereby if our asset coverage with respect thereto, as defined in the 1940 Act, is at least equal to 300% immediately after such issuance of senior securities representing indebtedness, and 200% immediately after each issuance of senior securities which are shares of beneficial interest. We are also permitted to issue promissory notes or other evidences of indebtedness in consideration of a loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, provided that our asset coverage with respect to our outstanding senior securities representing indebtedness is at least equal to 300% immediately thereafter. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our gross assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors” in the Prospectus.

Compliance Policies and Procedures

We and our Adviser have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our chief compliance officer is responsible for administering these policies and procedures.

Other

We will be periodically examined by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a registered closed-end management investment company, we are prohibited from protecting any trustee or officer against any liability to us or our shareholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. For example:

•        pursuant to Rule 30a-2 of the 1940 Act, our chief executive officer and chief financial officer must certify the accuracy of the financial statements contained in our periodic reports;

•        pursuant to Item 11 of Form N-CSR, our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures; and

•        pursuant to Item 11 of Form N-CSR, our periodic reports must disclose whether there were significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office with or without cause by an action adopted by the majority of the then Trustees. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

Ultimus Fund Distributors, LLC located at 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022, serves as our principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of our shares on a best efforts basis, subject to various conditions. Our shares are offered for sale through the Distributor at NAV. The Distributor also may enter into agreements with financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). In reliance on Rule 415 under the Securities Act of 1933, as amended, the Fund is offering to sell an unlimited number of its shares, on a continuous basis, through the Distributor. The Distributor uses its best efforts to solicit orders for the purchase of the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund shares.

To the extent fees are charged by Financial Intermediaries in connection with the offer or sale of the Fund’s shares, such fees will be borne by Flat Rock Global.

Additional Broker and Dealer Compensation

The Adviser or its affiliates, in the Adviser’s discretion and from its own resources, may pay additional compensation to Financial Intermediaries in connection with the sale and servicing of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a Financial Intermediaries’ registered representatives, placement on a list of investment options offered by a Financial Intermediary, or the ability to assist in training and educating the Financial Intermediaries. The Additional Compensation may differ among Financial Intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the Financial Intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling Financial Intermediary may create potential conflicts of interest between an investor and its Financial Intermediary who is recommending the Fund over other potential investments. Payments of Additional Compensation by the Adviser or its affiliates may have the effect of increasing the Fund’s assets under management, which would result in a corresponding increase in management fees payable to the Adviser. The Adviser has not adopted a limitation on the maximum permissible amount of the Additional Compensation that could be paid to Financial Intermediaries.

The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or gross negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, perform services for the Adviser and its affiliates in the ordinary course of business.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. We may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on our NAV next computed after it is received by the Financial Intermediary.

An investor may make purchases directly from the Fund by mail, Automated Clearing House (“ACH”), or bank wire. Investors should contact the Transfer Agent to purchase directly from the Fund. Investors will be assessed fees for returned checks or ACH transactions and stop payment orders at prevailing rates charged by the Fund’s transfer agent. The returned check and stop payment fees are currently $25.00. The Fund has also authorized one or more brokers to accept purchase orders on its behalf and such brokers are authorized to designate intermediaries to accept purchase orders on behalf of the Fund. Orders will be deemed to have been received when the Fund, an authorized broker, or broker-authorized designee receives the order, subject to the order being accepted by the Fund in good order. The orders will be priced at the Fund’s NAV next computed after the orders are received. Investors may also be charged a fee by a broker or agent if Shares are purchased through a broker or agent. The Fund reserves the right to (i) refuse to accept any request to purchase Shares of the Fund for any reason or (ii) suspend its offering of Shares at any time. The Fund does not have a required minimum initial or subsequent investment amount.

In compliance with the USA Patriot Act of 2001, the Transfer Agent will verify certain information on each account application. As requested on the account application, investors must supply full name, date of birth, social security number and residential street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call the Transfer Agent at (833) 415-1088 for additional assistance when completing an account application.

If the Transfer Agent does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Transfer Agent also may reserve the right to close the account within five business days if clarifying information/documentation is not received.

By Mail

Payment for Shares must be made by check from a U.S. financial institution and payable in U.S. dollars. Cash, money orders, and traveler’s checks will not be accepted by the Fund. If checks are returned due to insufficient funds or other reasons, the investor’s purchase will be canceled, and the investor will also be responsible for any losses or expenses incurred by the Fund and the Fund’s transfer agent. The Fund will charge a $25 fee and may redeem Shares of the Fund already owned by the purchaser to recover any such loss. For regular mail orders, please complete an account application and mail it, along with a check made payable to the Fund, to:

Regular Mail	Overnight Mail
Flat Rock Enhanced Income Fund P. O. Box 541150 Omaha, NE 68154	Flat Rock Enhanced Income Fund c/o Ultimus Fund Solutions 4221 N. 203rd St., Suite 100 Elkhorn, NE 68022

The application must contain a valid Social Security Number (“SSN”) or Taxpayer Identification Number (“TIN”). If an investor has applied for a SSN or TIN at the time of completing the account application but has not received the number, please indicate this on the application and include a copy of the form applying for the SSN or TIN. Taxes are not withheld from distributions to U.S. investors if certain IRS requirements regarding the SSN or TIN are met and the Fund has not been notified by the IRS that the investor is subject to back-up withholding.

By sending a check to the Fund, investors should be aware that they are authorizing the Fund to make a one-time electronic debit from their account at the financial institution indicated on their check. The bank account will be debited as early as the same day the Fund receives payment in the amount of the investor’s check. The original check will be destroyed once processed, and the investor will not receive the canceled check back. If the Fund cannot post the transaction electronically, the investor authorizes the Fund to present an image copy of the check for payment. Subsequent investments by check should identify the shareholder’s account number in a letter accompanying the check.

By Wire — Initial Investment

Investors may make an initial investment via wire if the order total is over $25,000. To make an initial investment by wire, the Transfer Agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the Transfer Agent. Upon receipt of the completed account application, the Transfer Agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call us at (833) 415-1088 for wiring instructions and to notify us that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. We will normally accept wired funds for investment on the day received if they are received by our designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
Credit: [            ]
Account #: (number provided by calling toll-free number above)
Further Credit:
Flat Rock Enhanced Income Fund
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments

Before sending a wire, investors must contact the Transfer Agent to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

By Telephone — Subsequent Investments

Investors may purchase additional shares of the Fund by calling (833) 415-1088. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4:00 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, the Transfer Agent will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. If the Fund does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Cost Basis Reporting

Federal law requires that investment companies report their shareholders’ cost basis, gain/loss and holding period to the Internal Revenue Service on Shareholders’ Consolidated Form 1099s when “covered” securities are sold or repurchased. The Fund has chosen the average cost method as its default tax lot identification method for all shareholders. A tax lot identification method is the way the Fund will determine which specific shares are deemed to be repurchased when there are multiple purchases on different dates at differing net asset values, and the entire position is not repurchased at one time. The Fund’s standing tax lot identification method is the method by which covered shares will be reported on your Consolidated Form 1099 if you do not select a specific tax lot identification method. You may choose a method different from the Fund’s standing method and will be able to do so at the time of your purchase or upon the repurchase of covered shares.

For those securities defined as “covered” under current Internal Revenue Service cost basis tax reporting regulations, the Fund is responsible for maintaining accurate cost basis and tax lot information for tax reporting purposes. The Fund is not responsible for the reliability or accuracy of the information for those securities that are not “covered.” The Fund and its service providers do not provide tax advice. Investors should consult independent sources, which may include a tax professional, with respect to decisions with respect to choosing a tax lot identification method.

LEGAL MATTERS

Eversheds Sutherland (US) LLP, located at 700 Sixth Street, N.W., Suite 700, Washington, D.C. 20001, serves as legal counsel to the Fund. Certain legal matters regarding the validity of the shares offered hereby have been passed upon for us by Richards, Layton & Finger, P.A.

REPORTS TO SHAREHOLDERS

We will send to our shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

HOUSEHOLDING

In an effort to decrease costs, we intend to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call the Transfer Agent at (833) 415-1088 to discontinue householding and request individual copies of these documents. Once we receive notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd., whose principal business address is located at 1350 Euclid Ave, Suite 800, Cleveland, OH 44115, serves as the Fund’s independent registered public accounting firm, providing audit services and review of certain documents to be filed with the U.S. Securities and Exchange Commission.

PRIVACY NOTICE	Rev. Oct. 2022
FACTS	WHAT DOES FLAT ROCK ENHANCED INCOME FUND
DO WITH YOUR PERSONAL INFORMATION?
Why?

Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
	Social Security number	Purchase History
	Assets	Account Balances
	Retirement Assets	Account Transactions
	Transaction History	Wire Transfer Instructions
Checking Account Information
When you are no longer our customer, we continue to share your information as described in this notice.
How?

All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons Flat Rock Enhanced Income Fund chooses to share; and whether you can limit this sharing.

REASONS WE CAN SHARE YOUR PERSONAL INFORMATION	Does Flat Enhanced Income Fund share?	Can you limit this sharing?
For our everyday business purposes — such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes — to offer our products and services to you	No	We don’t share
For joint marketing with other financial companies	No	We don’t share
For our affiliates’ everyday business purposes — information about your transactions and experiences	No	We don’t share
For our affiliates’ everyday business purposes — information about your creditworthiness	No	We don’t share
For nonaffiliates to market to you	No	We don’t share

QUESTIONS?	Call (307) 500-5200
WHO WE ARE
Who is providing this notice?	Flat Rock Enhanced Income Fund
WHAT WE DO
How does Flat Rock Enhanced Income Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.
How does Flat Rock Enhanced Income Fund collect my personal information?

We collect your personal information, for example, when you

•   Open an account

•   Provide account information

•   Give us your contact information

•   Make deposits or withdrawals from your account

•   Make a wire transfer

•   Tell us where to send the money

•   Tells us who receives the money

•   Show your government-issued ID

•   Show your driver’s license

We also collect your personal information from other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

•   Sharing for affiliates’ everyday business purposes — information about your creditworthiness

•   Affiliates from using your information to market to you

•   Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

DEFINITIONS
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. • Flat Rock Enhanced Income Fund does not share with our affiliates for marketing purposes.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. • Flat Rock Enhanced Income Fund does not share with nonaffiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. • Flat Rock Enhanced Income Fund doesn’t jointly market.

ADDITIONAL INFORMATION

The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (File No. 333-264791 and 811-23798). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

We are required to file with or submit to the SEC annual, semi-annual and quarterly reports, proxy statements and other information meeting the informational requirements of the Exchange Act. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov. This information will also be available free of charge by contacting us at 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001, or by telephone at (307) 500-5200 or on our website at www.flatrockglobal.com.

PROSPECTUS

FLAT ROCK ENHANCED INCOME FUND

Common Shares of Beneficial Interest

__________________________________________

April 28, 2023

Flat Rock Global, LLC

Investment Adviser

__________________________________________

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

FLAT ROCK ENHANCED INCOME FUND

680 S Cache Street, Suite 100
P.O. Box 7403
Jackson, WY 83001
(307) 500-5200

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the prospectus of Flat Rock Enhanced Income Fund, dated April 28, 2023 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

Unless otherwise noted, the terms “we,” “us,” “our,” and the “Fund” refer to Flat Rock Enhanced Income Fund. We refer to Flat Rock Global, LLC, our investment adviser, as “Flat Rock Global” and the “Adviser.” You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund at (307) 500-5200 or by visiting the Fund’s website at www.flatrockglobal.com. Information on the website is not incorporated herein by reference. The Fund’s filings with the SEC are also available to the public on the SEC’s Internet web site at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

S-i

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, externally managed, non-diversified, closed-end management investment company that has registered as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Fund was organized as a Delaware statutory trust on April 19, 2022. The Fund’s principal address is 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001, and its telephone number is (307) 500-5200. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of common shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate equally with other shares (i) in distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

Our investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. We seek to achieve our investment objective by investing primarily in the junior debt tranches of collateralized loan obligations (“CLOs”) with a particular emphasis on CLO debt tranches initially rated ‘BB’ by a National Recognized Statistical Rating Organization (“NRSRO”). To a lesser extent, we may invest in other CLO debt securities, CLO equity or other debt securities as permitted by the Adviser’s allocation policy. CLOs own a pool of senior secured loans made to companies whose debt is rated below investment grade or, in limited circumstances, unrated (“Senior Secured Loans”). The principal and interest payments made to CLO junior tranches occur after the CLO’s senior operational expenses and investment grade tranches have received their contractual payments.

Structurally, CLOs are entities that are formed to manage a portfolio of Senior Secured Loans financed with long-term financing. The CLOs in which we invest are generally comprised of Senior Secured Loans that meet specified credit and diversity criteria and are subject to concentration limitations in order to create an investment portfolio that is diversified by borrowers and industries.

See “Investment Objective, Policies and Strategies” in the Prospectus for additional information regarding our investment strategy.

Fundamental Policies

Our stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund, are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)    Borrow funds, except to the extent permitted by the 1940 Act (which currently limits borrowing to no more than 331/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2)    Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 331/3% of the value of the Fund’s total assets or, if the class of senior security is preferred shares, to no more than 50% of the value of the Fund’s total assets).

(3)    Purchase securities on margin.

(4)    Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public).

(5)    Purchase or sell commodities, unless acquired as a result of ownership of securities or other investments, except that the Fund may purchase and sell forward and futures contracts and options to the full extent permitted under the 1940 Act, sell foreign currency contracts in accordance with any rules of the Commodity Futures Trading Commission, invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(6)    Make loans to others, except (a) where each loan is represented by a note executed by the borrower, (b) through the purchase of debt securities in accordance with its investment objectives and policies, and (c) to the extent the entry into a repurchase agreement, in a manner consistent with the Fund’s investment policies or as otherwise permitted under the 1940 Act, is deemed to be a loan.

(7)    Purchase or sell real estate or interests in real estate in amounts that would impact the Fund’s ability to qualify as an “investment company” under the 1940 Act. This limitation is not applicable to investments in marketable securities that are secured by or represent interests in real estate. This limitation does not preclude the Fund from investing in securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

(8)    We may not invest in any security if as a result of such investment, 25% or more of the value of our total assets, taken at market value at the time of each investment, are in the securities of issuers in any particular industry or group of industries, except securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or tax-exempt securities of state and municipal governments or their political subdivisions (however, not including private purpose industrial development bonds issued on behalf of non-government issuers). For purposes of this restriction, in the case of investments in loan participations between us and a bank or other lending institution participating out the loan, we will treat both the lending bank or other lending institution and the borrower as “issuers.” In connection with our CLO investments, we will analyze the underlying or reference securities, instruments or assets in order to comply with this policy.

In addition, we have adopted a fundamental policy that we will make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act, as such rule may be amended from time to time, for between 5% and 25% of the shares outstanding at NAV, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined in the Prospectus), or the next business day if the 14th day is not a business day.

We may invest up to 100% of our assets in securities issued by CLO vehicles and in corporate debt instruments, which may be acquired directly in privately negotiated transactions or in secondary market purchases. With respect to securities we acquire directly in privately negotiated transactions, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. Our intention is to not write (sell) or buy put or call options to manage risks associated with any publicly-traded securities we may hold, except that we may enter into hedging transactions to manage the risks associated with interest rate fluctuations, and, in such cases, only after all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission have been obtained.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Non-Fundamental Policies

The following are additional investment limitations of the Fund and may be changed by the Board without shareholder approval.

Investment Policy.    The Fund pursues its investment objective by investing its assets (defined as net assets plus the amount of any borrowing for investment purposes) primarily in CLO junior debt tranches, and, to a lesser extent, in other CLO debt securities, CLO equity or other debt securities.

Short Selling.    The Fund may engage in short sales for hedging purposes.

Non-Principal Investment Strategies

Depositary Receipts.    The Fund may invest in American Depositary Receipts, as well as other “hybrid” forms of American Depositary Receipts, including European Depositary Receipts and Global Depositary Receipts. American Depositary Receipts are certificates evidencing ownership of shares of a foreign issuer. These certificates are issued by depository banks and generally trade on an established market in the United States or elsewhere. The underlying shares are held in trust by a custodian bank or similar financial institution in the issuer’s home country. The depository bank may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding distributions and interest and corporate actions. American Depositary Receipts are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies. However, American Depositary Receipts continue to be subject to many of the risks associated with investing directly in foreign securities, which are described below.

Foreign Securities.    The Fund may invest in non-U.S. companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

Money Market Instruments.    The Fund may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments and money market mutual funds, or hold cash or cash equivalents in such amounts as the Adviser deems appropriate under the circumstances. In addition, the Fund or a private investment fund in which the Fund invests, including but not limited to private debt funds and private real estate funds managed by unaffiliated institutional asset managers, or a public investment fund in which the Fund invests managed by unaffiliated institutional asset managers, may invest in these instruments pending allocation of its respective offering proceeds. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less and may include U.S. government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Other Investment Companies.    The Fund may invest in registered investment companies (also referred to as “Underlying Funds”), which consist of open-end funds (mutual funds), closed-end funds, business development companies and exchange traded funds. Section 12(d)(1) of the 1940 Act provides that the Fund may not: (1) purchase more than 3% of a registered investment company’s outstanding shares (the “3% Limit”); (2) invest more than 5% of the Fund’s assets in any single such investment company (the “5% Limit”), or (3) invest more than 10% of the Fund’s assets in investment companies overall (the “10% Limit”), unless the Fund can rely on statutory exemptions from the 5% and 10% limits, including the exemptions under Section 12(d)(1)(F), and accompanying Rule 12d1-3, or the Underlying Fund and the Fund take appropriate steps to comply with Rule 12d1-4, which requires, among other items, that the Underlying Fund and Fund enter into a Fund of Funds Investment Agreement.

Restricted and Illiquid Securities.    The Fund may not be able to readily dispose of illiquid securities at prices that approximate those at which the Fund could sell such securities if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations.

The Fund may purchase certain securities (“Rule 144A Securities”) eligible for resale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act. Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to certain qualified institutional buyers. One effect of Rule 144A is that certain restricted securities may be considered liquid, though no assurance can be given that a liquid market for Rule 144A Securities will develop or be maintained. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by the Fund pursuant to Rule 144A under the Securities Act, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Board. Because it is not possible to predict with assurance how the market for Rule 144A Securities will develop, the Board has directed the Adviser to monitor carefully the Fund’s investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund’s investing in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period.

Special Situations.    The Fund may invest in companies undergoing work-outs, liquidations, reorganizations, bankruptcies, insolvencies or other fundamental changes or similar transactions. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including but not limited to (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund intends to invest, there is a potential risk of loss by the Fund of its entire investment in such companies.

Equity Securities.    In addition to common stocks, the Fund may invest in equity securities, including preferred stocks, convertible securities, warrants and depository receipts.

Preferred Stock.    Preferred stock has a preference over common stock in liquidation (and generally distributions as well) but is subordinated to the liabilities of the issuer in all respects. As a general rule, the market value of preferred stock with a fixed distribution rate and no conversion element varies inversely with interest rates and perceived credit risk, while the market price of convertible preferred stock generally also reflects some element of conversion value. Because preferred stock is junior to credit securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of a preferred stock than in a more senior credit security with similar stated yield characteristics. Unlike interest payments on credit securities, preferred stock distributions are payable only if declared by the board of directors or equivalent body. Preferred stock also may be subject to optional or mandatory redemption provisions.

Convertible Securities.    A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest paid or accrued on debt or the distribution paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.

Cash Equivalents and Short-Term Debt Securities.    For temporary defensive purposes, the Fund may invest up to 100% of its assets in cash equivalents and short-term debt securities. Short-term debt investments having a remaining maturity of 60 days or less when purchased will be valued at cost, adjusted for amortization of premiums and accretion of discounts. Short-term debt securities are defined to include, without limitation, the following:

(1)    U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by other U.S. government agencies or instrumentalities. U.S. government securities include securities issued by (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, whose securities are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, whose securities are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, whose securities are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, whose securities are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate. In 2008, the Federal Housing Finance Agency (“FHFA”) placed the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) into conservatorship. As conservator, FHFA succeeded to all rights, titles, powers and privileges of Fannie Mae and Freddie Mac and of any shareholder, officer or director of Fannie Mae and Freddie Mac and the assets of Fannie Mae and Freddie Mac. Fannie Mae and Freddie Mac are continuing to operate as going concerns while in conservatorship and each remains liable for all of its obligations, including its guaranty obligations, associated with its mortgage-backed securities. There is no assurance that the obligations of such entities will be satisfied in full, or that such obligations will lose value or default. The Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so;

(2)    Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the FDIC; and

(3)    Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The Adviser will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

When-Issued and Forward Commitment Securities.    The Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to acquire the security or to hedge against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Fund will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. At the time the Fund enters into a transaction on a when-issued or forward commitment basis, it will designate on its books and records cash or liquid credit securities equal to at least the value of the when-issued or forward commitment securities. The value of these assets will be monitored daily to ensure that their marked-to-market value will at all times equal or exceed the corresponding obligations of the Fund. There is always a risk that the securities may not be delivered and that the Fund may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Fund as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.

Securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public’s perception of the creditworthiness of the issuer and changes, actual or anticipated, in the level of interest rates. Securities purchased with a forward commitment or when-issued basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued basis can involve the additional risks that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when the Fund is fully invested may result in greater potential fluctuation in the value of the Fund’s net assets and its NAV per share.

The risks and effect of settlements in the ordinary course on the Fund’s NAV are not the same as the risks and effect of when-issued and forward commitment securities.

The purchase price of when-issued and forward commitment securities are expressed in yield terms, which reference a floating rate of interest, and is therefore subject to fluctuations of the security’s value in the market from the date of the Fund’s commitment (the “Commitment Date”) to the date of the actual delivery and payment for such securities (the “Settlement Date”). There is a risk that, on the Settlement Date, the Fund’s payment of the final purchase price, which is calculated on the yield negotiated on the Commitment Date, will be higher than the market’s valuation of the security on the Settlement Date. This same risk is also borne if the Fund disposes of its right to acquire a when-issued security, or its right to deliver or receive a forward commitment security, and there is a downward market movement in the value of the security from the Commitment Date to the Settlement Date. No income accrues to the Fund during the period from the Commitment Date to the Settlement Date. On the other hand, the Fund may incur a gain if the Fund invests in when-issued and forward commitment securities and correctly anticipates the rise in interest rates and prices in the market.

The settlements of secondary market purchases of senior loans in the ordinary course, on a settlement date beyond the period expected by loan market participants (i.e. T+7 for par loans and T+20 for distressed loans, in other words, more than seven or twenty business days beyond the trade date, respectively) are subject to the delayed compensation mechanics prescribed by the Loan Syndications and Trading Association (“LSTA”). For par loans, income accrues to the buyer of the senior loan (the “Buyer”) during the period beginning on the last date by which the senior loan purchase should have settled (T+7) to and including the actual settlement date. Should settlement of a par senior loan purchase in the secondary market be delayed beyond the T+7 period prescribed by the LSTA, the Buyer is typically compensated for such delay through a payment from the seller of the senior loan (this payment may be netted from the wire released on settlement date for the purchase price of the senior loan paid by the Buyer). In brief, the adjustment is typically calculated by multiplying the notional amount of the trade by the applicable margin in the Loan Agreement pro-rated for the number of business days (calculated using a year of 360 days) beyond the settlement period prescribed by the LSTA, plus any amendment or consent fees that the Buyer should have received. Furthermore, the purchase of a senior loan in the secondary market is typically negotiated and finalized pursuant to a binding trade confirmation, and therefore, the risk of non-delivery of the security to the Fund is reduced or eliminated when compared with such risk when investing in when-issued or forward commitment securities.

Reverse Repurchase Agreements.    The Fund may enter into reverse repurchase agreements with respect to its portfolio investments subject to the investment restrictions set forth herein. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at an agreed upon price, date and interest payment. At the time the Fund enters into a reverse repurchase agreement, it may designate on its books and records liquid instruments having a value not less than the repurchase price (including accrued interest). If the Fund establishes and maintains such a segregated account, a reverse repurchase agreement will not be considered a borrowing by the Fund for purposes of the 1940 Act; however, under certain circumstances in which the Fund does not establish and maintain such a segregated account, such reverse repurchase agreement will be considered a borrowing for the purpose of the Fund’s limitation on borrowings. The use by the Fund of reverse repurchase agreements involves many of the same risks of leverage since the proceeds derived from such reverse repurchase agreements may be invested in additional securities. Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the reverse repurchase agreement may decline below the price of the securities the Fund has sold but is obligated to repurchase. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Fund in connection with the reverse repurchase agreement may decline in price.

If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.

Repurchase Agreements.    The Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Fund’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinion of the Adviser, present minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. The Adviser will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, the Adviser will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.

Short Sales.    The Fund may engage in short sales of securities, particularly of corporate bonds and other fixed-income instruments. A short sale is a transaction in which the Fund sells a security it does not own as a means of attractive financing for purchasing other assets or in anticipation that the market price of that security will decline. The Fund may make short sales for purposes of financing and risk management and to maintain portfolio flexibility or to enhance income or gain.

When the Fund makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

The Fund’s obligation to replace the borrowed security may be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The Fund may also be required to designate on its books and records similar collateral with its custodian to the extent, if any, necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer.

If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a gain. Any gain will be decreased, and any loss increased, by the transaction costs described above. Although the Fund’s gain is limited to the price at which it sold the security short, its potential loss is theoretically unlimited.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have entered into an Investment Advisory Agreement with our Adviser. Pursuant to the Investment Advisory Agreement, we will pay our Adviser a base management fee and an incentive fee, and will reimburse our Adviser for routine non-compensation overhead expenses, such as expenses incurred by the Adviser or us in connection with administering our business, including expenses incurred in performing administrative services for us, and the reimbursement of the allocable portion of certain other expenses. See “Management of the Fund — Investment Adviser” in the Prospectus for a description of how the fees payable to our Adviser will be determined.

Certain of the executive officers, directors/trustees and finance professionals of the Adviser who perform services for us on behalf of our Adviser may also serve as officers, directors/trustees, managers, and/or key professionals of affiliates of Flat Rock Global. These persons may have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of Flat Rock Global may organize other investment programs and acquire for their own account investments that may be suitable for us.

Flat Rock Global has agreed to fund all organization and offering expenses incurred in the Fund’s initial public offering. Flat Rock Global will not seek or be entitled to reimbursement from the Fund for any such organization and offering expenses.

Allocation of our Adviser’s Time

We rely on our Adviser to manage our day-to-day activities and to implement our investment strategy. Our Adviser and certain of its affiliates are currently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, our Adviser, its personnel and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including, but not limited to, the management of other Flat Rock entities, such as Flat Rock Core Income Fund and Flat Rock Opportunity Fund. Our Adviser and its personnel will devote only as much of its and their time to our business as our Adviser and its personnel, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, our Adviser, its personnel and certain affiliates may experience conflicts of interest in allocating management time, services and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us.

However, Flat Rock Global believes that its professionals have sufficient time to fully discharge their responsibilities to us and to the other businesses in which they are involved. We believe that our affiliates and executive officers will devote the time required to manage our business and expect that the amount of time a particular executive officer or affiliate devotes to us will vary during the course of the year and depend on our business activities at the given time. It is difficult to predict specific amounts of time an executive officer or affiliate will devote to us. We expect that our executive officers and affiliates will generally devote more time to programs raising and investing capital than to programs that have completed their offering stages, though from time to time each program will have its unique demands.

Allocation of Investments

Concurrent with this offering, certain professionals of our Adviser are simultaneously providing advisory services to other affiliated entities, including Flat Rock Core Income Fund and Flat Rock Opportunity Fund, both of which are closed-end investment companies operated as interval funds that have investment objectives and strategies that overlap with the Fund’s investment objective and strategy. Specifically, Flat Rock Core Income Fund invests primarily in senior secured loans of U.S. middle-market companies but may also invest in the junior debt tranches of CLOs as well as in BDCs or other investment vehicles that provide exposure to Senior Loans. Flat Rock Opportunity Fund invests primarily in CLO equity, but may also invest in the junior debt tranches of CLOs. As a result, we may compete with any such investment entity for the same investors and investment opportunities.

The Order grants us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed or owned by our Adviser or certain affiliates, including Flat Rock Core Income Fund and Flat Rock Opportunity Fund, where co-investing would otherwise be prohibited by the 1940 Act, subject to the conditions included therein. Under the terms of the Order, a majority of our independent trustees who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. We may only co-invest with other funds managed by our Adviser or certain affiliates in accordance with such Order and existing regulatory guidance, including the no-action position of the SEC set forth in Mass Mutual Life Ins. Co. (SEC No-Action Letter, June 7, 2000), on which similarly situated funds like the Fund rely in order to co-invest in a single class of privately placed securities so long as certain conditions are met, including that the Adviser, acting on the Fund’s behalf and on behalf of other clients, negotiates no term other than price.

In certain situations where co-investment with one or more funds managed or owned by our Adviser or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer on a differential basis between funds or where the different investments could be expected to result in a conflict between the interest of the Fund and those of other funds managed by the Adviser that cannot be mitigated or otherwise addressed pursuant to the policies and procedures of the Adviser, the Adviser must decide which client will proceed with the investment. The Adviser will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations.

Affiliates of our Adviser have no obligation to make their originated investment opportunities available to our Adviser or to us and such opportunities may be provided to Flat Rock Core Income Fund or another affiliate of our Adviser.

To mitigate the foregoing conflicts, our Adviser and its affiliates will seek to allocate portfolio transactions on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate.

MANAGEMENT OF THE FUND

Our business and affairs are managed under the direction of the Board. The responsibilities of the Board include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. The Board consists of four trustees, three of whom are not “interested persons,” as such term is defined in Section 2(a)(19) of the 1940 Act, of our company or of Flat Rock Global and are “independent” as determined by the Board. We refer to these individuals as our Independent Trustees. The Board elects our executive officers, who serve at the discretion of the Board.

Board of Trustees

Under our Declaration of Trust, each trustee shall serve during the continued lifetime of the Fund and will not be subject to a term limit. The Fund does not intend to hold annual meetings of its shareholders.

Trustees

We have divided the trustees into two groups — Interested Trustees and Independent Trustees. The address for each Trustee is c/o Flat Rock Enhanced Income Fund, 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001, unless otherwise noted. Information regarding the members of the Board is as follows:

Interested Trustee

Name and Year of Birth	Position(s) Held with the Fund; Term of Office and Length of Time Served(1)	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex(2) Overseen by Trustee	Other Directorships Held by Trustee in the Past 5 Years
Robert K. Grunewald (1962)*	Interested Trustee and Chief Executive Officer, Since Inception	President and Chief Executive Officer of Flat Rock Core Income Fund (since 2020); President and Chief Executive Officer of Flat Rock Opportunity Fund (since 2018); President and Chief Executive Officer of Flat Rock Capital Corp. (2017 to 2020); Chief Executive Officer of Flat Rock Global (since 2016); President and Chief Investment Officer of Business Development Corp. of America (BDCA) (2011 to 2015).	3	Flat Rock Core Income Fund; Flat Rock Opportunity Fund; Flat Rock Capital Corp.

____________

*        Mr. Grunewald is an interested person of the Fund (as defined in the 1940 Act) (an “Interested Trustee”) because of his position with Flat Rock Global.

(1)      Each Trustee serves during the continued lifetime of the Fund and will not be subject to a term limit.

(2)      The term “Fund Complex” includes the Fund, Flat Rock Core Income Fund and Flat Rock Opportunity Fund.

Independent Trustees

Name and Year of Birth	Position(s) Held with the Fund; Term of Office and Length of Time Served(1)	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex(2) Overseen by Trustee	Other Directorships Held by Trustee in the Past 5 Years
Marshall H. Durston (1959)	Independent Trustee, Since Inception	Managing Director of Spaulding & Slye Investments, a wholly owned subsidiary of Jones Lang LaSalle (2010 to 2023).	3	Flat Rock Core Income Fund; Flat Rock Opportunity Fund; Flat Rock Capital Corp.
R. Scott Coolidge (1955)	Independent Trustee, Since Inception	Partner at Human Capital Advisors (since 2015); Senior Vice President and Vice President, Freddie Mac (2003 to 2015).	3	Flat Rock Core Income Fund; Flat Rock Opportunity Fund; Flat Rock Capital Corp.
Paul E. Finnen (1958)	Independent Trustee, Since Inception	Owner, Paul E. Finnen & Associates (a Real Estate Appraisal company) (since 1985)	2	Flat Rock Core Income Fund

____________

(1)      Each Trustee serves during the continued lifetime of the Fund and will not be subject to a term limit.

(2)      The term “Fund Complex” includes the Fund, Flat Rock Core Income Fund and Flat Rock Opportunity Fund.

Officers Who are Not Trustees

Information regarding our officers who are not trustees is as follows. The address for each officer is c/o Flat Rock Enhanced Income Fund, 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001, unless otherwise noted.

Name and Year of Birth	Position(s) Held with the Fund; Term of Office and Length of Time Served(1)	Principal Occupation(s) During the Past 5 Years
Ryan Ripp (1987)	Chief Financial Officer, Treasurer and Secretary, Since Inception

Chief Financial Officer of Flat Rock Global, LLC, Flat Rock Core Income Fund and Flat Rock Opportunity Fund (Since 2021); Chief Compliance Officer of Flat Rock Global, LLC, Flat Rock Core Income Fund and Flat Rock Opportunity Fund (2021-2022); Consultant, Boston Consulting Group (2020 to 2021); Associate, McKinsey & Company (2017 to 2020); Senior Associate, Equity Research, Citi (2014 to 2016)

Shiloh Bates (1974)	Chief Investment Officer, Since Inception

Managing Director of Flat Rock Global (since 2018); Chief Investment Officer of Flat Rock Opportunity Fund (since 2018); Managing Director, Benefit Street Partners (2016 to 2018); Managing Director, BDCA Adviser (2012 to 2016).

Andy Chica (1984) P.O. Box 847 Morrisville, NC 27560	Chief Compliance Officer, Since Inception

Chief Compliance Officer of Flat Rock Opportunity Fund, Flat Rock Core Income Fund and Flat Rock Global, LLC (since 2022); Principal, NexTier Solutions (since 2022); Chief Compliance Officer and Compliance Director, Cipperman Compliance Services, LLC (2019 to 2022); Chief Compliance Officer, Hatteras Funds (2007 to 2019).

____________

(1)      Officers are typically elected every year, unless an officer earlier retires, resigns or is removed from office.

Biographical Information

The following is information concerning the business experience of the Board and officers. The Board believes that, collectively, the trustees have balanced and diverse experience, qualifications, attributes and skills, which allow our Board to operate effectively in governing the Fund and protecting the interests of its shareholders. Below is a description of the various experiences, qualifications, attributes and/or skills with respect to each trustee considered by the Board.

Interested Trustee

Robert K. Grunewald.    Robert K. Grunewald has served as our Chief Executive Officer and a member of our Board of Trustees since inception. Mr. Grunewald has also served as President, Chief Executive Officer and Chairman of the Board of Flat Rock Opportunity Fund and Flat Rock Core Income Fund (a continuation of Flat Rock Capital Corp.) since the inception of each. In addition, Mr. Grunewald serves as Chief Executive Officer of Flat Rock Global, our investment adviser. Mr. Grunewald previously served as the President and Chief Investment Officer of Business Development Corp. of America (BDCA). During his tenure at BDCA, Mr. Grunewald grew the company from $2.5 million of assets under management to $2.5 billion. Mr. Grunewald also established the firm’s loan management systems as well as their policies and procedures. While at BDCA, Mr. Grunewald also founded AR Capital BDC Income Fund, the first open-end mutual fund dedicated to investing in the BDC sector.

Mr. Grunewald has over 25 years of experience with registered investment companies, middle-market finance, BDCs and asset management. Within the finance industry, he has participated as a lender, investment banker, M&A advisor, private equity investor and hedge fund manager. As head of Financial Services M&A at NationsBank/Montgomery Securities from 1992 through 1997, Mr. Grunewald and his team completed numerous assignments for clients throughout the specialty finance industry. In 1997, Mr. Grunewald was recruited to lead the Specialty Finance Investment Banking Practice at what became Wachovia Securities. At Wachovia, Mr. Grunewald managed a number of high profile transactions, including initial public offerings and secondary offerings for some of the largest publicly-traded BDCs and finance companies including Capital Source, Ares Capital, American Capital Strategies, Allied Capital, and Gladstone Capital.

In 2006, Mr. Grunewald joined ACAS, a publicly-traded BDC and global asset manager. As head of the Financial Services Investment Practice from 2006 through 2009, Mr. Grunewald and his team focused on investment activity in the specialty finance, insurance, and asset management sectors. While at ACAS he founded two highly successful financial services companies: Core Financial Holdings, a diversified commercial finance company and asset based lender, and American Capital Agency Corporation (NASDAQ: “AGNC”), a publicly traded mortgage REIT.

Mr. Grunewald holds an MBA from Georgia State University and a Bachelor of Business Administration from University of Notre Dame.

Independent Trustees

Marshall H. Durston.    Mr. Durston has served as a trustee since the Fund’s inception. Mr. Durston has also served on the board of trustees of Flat Rock Opportunity Fund and Flat Rock Core Income Fund (a continuation of Flat Rock Capital Corp.) since August 2020. From 2010 to his retirement in 2023, Mr. Durston has served as Managing Director of Spaulding & Slye Investments, a wholly owned subsidiary of Jones Lang LaSalle (“JLL”). In his capacity as Managing Director, he is responsible for the performance of a portfolio of properties valued at approximately $1 billion. From 2006 to 2010, prior to the acquisition of Spaulding and Slye Investments by JLL, he served as President of Spaulding & Slye Investments, and between 1983 and 2006 he served in various roles within the company, including Regional Director of the Mid-Atlantic Region and Chief Investment Officer.

Mr. Durston holds a B.A. in Economics from Dennison University. Mr. Durston also sits on the Board of Trustees of New Hope Housing, and the Bucknell University Advisory Board and Career Development Committee.

R. Scott Coolidge.    Mr. Coolidge has served as a trustee since the Fund’s inception. Mr. Coolidge has also served on the board of trustees of Flat Rock Opportunity Fund since 2018 and Flat Rock Core Income Fund (a continuation of Flat Rock Capital Corp.) since 2017. Mr. Coolidge has been a Partner at Human Capital Advisors, a company that provides human resource consulting services to corporations and boards of directors, since 2015. Prior to joining Human Capital Advisors, Mr. Coolidge served at Freddie Mac from 2003 through 2015 as a Senior Vice

President and Vice President, providing strategic leadership in all dimensions of human resources including talent management, and setting compensation and benefit strategy. From 1993 through 2003, Mr. Coolidge was a Partner or Principal at Towers Perin managing the firm’s executive and employee compensation practices in the Southeast Region.

Mr. Coolidge holds a Certificate in Leadership Coaching from Georgetown University and a Bachelor of Arts from Harvard University.

Paul E. Finnen.    Mr. Finnen has served as a trustee since the Fund’s inception. Mr. Finnen has also served on the board of directors of Flat Rock Core Income Fund since 2020. He is the founder and owner of Paul E. Finnen & Associates, a real estate appraisal and consulting firm founded in 1985 located in Charlotte, North Carolina. Mr. Finnen has decades of experience in real estate investing, appraisal and consulting. He serves (or has served on) several non-profit boards, including the Men’s Shelter of Charlotte, Emergency Winter Shelter, Charlotte Family Housing, Commonwealth Charlotte and Beds for Kids. Mr. Finnen holds an MBA from Wake Forest University.

The Fund believes that Mr. Finnen’s extensive experience as a business owner and his service on multiple boards has provided him with the experience, skills and attributes necessary to effectively carry out the duties and responsibilities of a trustee, and that Mr. Finnen is a highly qualified member of the Fund’s board of trustees.

Officers Who are not Trustees

Ryan Ripp.    Mr. Ripp has served as Chief Financial Officer of the Fund since its inception. Mr. Ripp has also served as Chief Financial Officer of Flat Rock Opportunity Fund, Flat Rock Core Income Fund, and Flat Rock Global, LLC since January 2021. From January 2021 to May 2022, Mr. Ripp served as Chief Compliance Officer of Flat Rock Opportunity Fund, Flat Rock Core Income Fund and Flat Rock Global LLC. Before joining Flat Rock Global LLC, he was a consultant at McKinsey & Company and the Boston Consulting Group. He focused his work in the firms’ Corporate Finance & Strategy practices, where he advised clients on topics including operating model transformation for corporate finance organizations, zero-based budgeting, and M&A due diligence and integration. Previously, he worked as a Senior Associate within the equity research departments at Citi and Barclays, where he covered the TMT sector. He began his career as an investment banking analyst at Crédit Agricole in their Securitized Products group. Mr. Ripp earned his MBA, with honors, from Columbia Business School and his Bachelors in Finance from the University of Notre Dame. He is a CFA charterholder.

Shiloh Bates.    Shiloh Bates has served as Chief Investment Officer of the Fund since inception. Mr. Bates has also served as Chief Investment Officer of Flat Rock Opportunity Fund since 2018, portfolio manager of Flat Rock Core Income Fund since January 2021, and Managing Director of Flat Rock Global since May 2018. From 2012 to 2018, Mr. Bates served as a managing director for Business Development Corporation of America and its successor manager, Benefit Street Partners, where he oversaw the firm’s investments in CLOs and publicly traded BDCs and was responsible for structuring the fund’s credit facilities. Prior to this, Mr. Bates was a senior credit analyst at Canaras Capital Management, focusing on leveraged loans and mezzanine CLO structured products. He also was a senior credit analyst at Four Corners Capital Management, managing a portfolio of leveraged loans and high yield bonds financed by CLOs, private accounts and closed-end funds.

Mr. Bates received a Master of Statistics from Columbia University, a Master of Financial Mathematics from the University of Chicago, a Master of Public Policy from Harvard University, John F. Kennedy School of Government and a Bachelor of Science from Virginia Tech. He served in the U.S. Army Reserves Special Operations Command as a specialist for six years.

Andy Chica.    Mr. Chica has served as Chief Compliance Officer of the Fund since its inception. He also has served as Chief Compliance Officer of Flat Rock Opportunity Fund, Flat Rock Core Income Fund and Flat Rock Global, LLC since May 2022. Mr. Chica is a Principal of NexTier Solutions and is responsible for the growth and development of the outsourced Chief Compliance Officer solution service offering. Mr. Chica has over 20 years of experience in the financial services industry working in dedicated compliance roles for asset managers and registered funds. From 2019 until he joined NexTier Solutions in January 2022, Mr. Chica was the Director of Compliance at a compliance consulting firm where he was responsible for serving over 15 clients with over 9 separate CCO engagements. Prior to serving as an outsourced CCO, Mr. Chica served as in-house Chief Compliance Officer of Hatteras Investment Partners from 2007 to 2019 where he was also a partner and member of the firm’s Executive Management Committee.

Prior to his role at Hatteras, Mr. Chica was the Compliance Director for UMB Fund Services, Inc., and Vice President of Compliance with U.S. Bank Global Fund Services. Mr. Chica is a graduate of the University of Notre Dame with a BBA in Accounting.

Committees of the Board of Trustees

The Board currently has two committees: an audit committee and a nominating and corporate governance committee.

Audit Committee.    The audit committee operates pursuant to a charter approved by the Board. The charter sets forth the responsibilities of the audit committee. The primary function of the audit committee is to serve as an independent and objective party to assist the Board in fulfilling its responsibilities for overseeing and monitoring the quality and integrity of our financial statements, the adequacy of our system of internal controls, the review of the independence, qualifications and performance of our registered public accounting firm, and the performance of our internal audit function. The audit committee’s responsibilities include selecting our independent registered public accounting firm, reviewing with such independent registered public accounting firm the planning, scope and results of its audit of our financial statements, pre-approving the fees for services performed, reviewing with the independent registered public accounting firm the adequacy of internal control systems and reviewing our financial statements and periodic reports. The audit committee also establishes guidelines and makes recommendations to the Board regarding the valuation of our investments. The audit committee is responsible for aiding the Board in determining the fair value of debt and equity securities that are not publicly traded or for which current market values are not readily available. The current members of the audit committee are Messrs. Coolidge, Durston and Finnen. The Board has elected Mr. Durston as the chair of the audit committee. The Board has determined that Mr. Durston qualifies as an “audit committee financial expert” as defined in Item 407 of Regulation S-K under the Exchange Act. Each of the members of the audit committee meet the independence requirements of Rule 10A-3 of the Exchange Act and, in addition, is not an “interested person,” as such term is defined in Section 2(a) (19) of the 1940 Act, of the Fund or of Flat Rock Global.

Nominating and Corporate Governance Committee.    The nominating and corporate governance committee is responsible for selecting, researching, and nominating trustees for election by our shareholders, selecting nominees to fill vacancies on the Board or a committee of the Board, developing and recommending to the Board a set of corporate governance principles and overseeing the evaluation of the Board and our management. Our nominating and corporate governance committee will consider shareholders’ proposed nominations for trustees. The current members of the nominating and corporate governance committee are Messrs. Coolidge, Durston and Finnen, each of whom are considered independent for purposes of the 1940 Act. Mr. Coolidge serves as the chair of the nominating and corporate governance committee.

Compensation of Trustees

The Fund will pay each independent trustee an annual fee of $5,000 in the form of shares of the Fund payable annually in connection with their service on the Board. In addition, the Fund will reimburse the independent trustees for all expenses incurred in connection with their service on the Board, including expenses associated with attending Board meetings in person. In addition, we purchase trustees’ and officers’ liability insurance on behalf of our trustees and officers.

We do not pay compensation to our trustees who also serve in an executive officer or interested trustee capacity.

The following table indicates the compensation anticipated to be paid to the Trustees for the first fiscal year of the Fund’s operations.

Name	Aggregate Compensation from Fund	Pension or Retirement Benefits Accrued As Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund and Fund Complex
Robert Grunewald	None	None	None	None
Marshall Durston	$5,000	None	None	$15,000
R. Scott Coolidge	$5,000	None	None	$15,000
Paul E. Finnen	$5,000	None	None	$10,000

Staffing

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of Flat Rock Global, pursuant to the terms of the Investment Advisory Agreement. Our day-to-day investment operations are managed by Flat Rock Global. In addition, we may reimburse Flat Rock Global for any such costs and expenses which have been paid by Flat Rock Global on our behalf.

Compensation of Officers

None of our officers who are employees of Flat Rock Global will receive direct compensation from us. To the extent that we outsource any officer functions, we will pay the fees associated with such functions on a direct basis.

Trustee Beneficial Ownership of Shares

The table below shows the dollar range of securities of the Fund beneficially owned by each Trustee as of December 31, 2022.

Name of Trustee	Dollar Range of Equity Securities in the Fund(1)(2)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies(3)
Interested Trustees
Robert K. Grunewald	$50,001 – $100,000	Over – $100,000
Independent Trustees
Marshall H. Durston	None	$10,001 – $50,000
R. Scott Coolidge	None	$10,001 – $50,000
Paul E. Finnen	None	$10,001 – $50,000

____________

(1)      Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or Over $100,000.

(2)      Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) under the Exchange Act.

(3)      The family of investment companies includes the Fund, Flat Rock Core Income Fund and Flat Rock Opportunity Fund.

Board Leadership Structure

Our business and affairs are managed under the direction of the Board. Among other things, our Board sets broad policies for us and approves the appointment of our investment adviser, administrator and officers. The role of our Board, and of any individual trustee, is one of oversight and not of management of our day-to-day affairs.

Under our bylaws, the Chief Executive Officer, or if provided otherwise by the Board, any trustee chosen by the Board may serve as chair to preside over meetings of the Board and meetings of shareholders and to perform such other duties as may be assigned to him or her by the Board. Robert K. Grunewald serves as chairman of the Board and is an “interested person” by virtue of his role as our Chief Executive Officer and Chief Executive Officer of Flat Rock Global. We believe that it is in the best interests of our shareholders for Mr. Grunewald to serve as chair of the Board because of his significant experience in matters of relevance to our business.

The Board believes that while independent oversight of management is an important component of an effective board of trustees, the most effective leadership structure for the Fund at the present time is for Mr. Grunewald to serve as the principal executive officer of the Fund and also serve as Chairman of the Board. The independent trustees believe that because Mr. Grunewald is ultimately responsible for the day-to-day operation of the Fund and for executing the Fund’s strategy, and because the performance of the Fund is an integral part of Board deliberations, Mr. Grunewald is the trustee best qualified to act as Chairman of the Board. The Board retains the authority to modify this structure to best address the Fund’s unique circumstances, and to advance the best interests of all shareholders, as and when appropriate. In addition, although we do not have a lead independent trustee, the Board believes that the current structure is appropriate, as the Fund has no employees and is externally managed by Flat Rock Global, whereby all operations are conducted by Flat Rock Global or its affiliates.

We recognize that different board leadership structures are appropriate for companies in different situations. We re-examine our corporate governance policies on an ongoing basis to ensure that they continue to meet our needs.

All of the Independent Trustees play an active role on the Board. The Independent Trustees compose a majority of the Board and will be closely involved in all material deliberations related to us. The Board believes that, with these practices, each Independent Trustee has an equal involvement in the actions and oversight role of the Board and equal accountability to us and our shareholders. Our Independent Trustees are expected to meet separately (i) as part of each regular Board meeting and (ii) with our chief compliance officer, as part of at least one Board meeting each year.

The Board believes that its leadership structure is the optimal structure for us at this time. The Board, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise its oversight of us.

Board Role in Risk Oversight

The Board will oversee our business and operations, including certain risk management functions. Risk management is a broad concept comprising many disparate elements (for example, investment risk, issuer and counterparty risk, compliance risk, operational risk, and business continuity risk). The Board will implement its risk oversight function both as a whole and through its committees. In the course of providing oversight, the Board and its committees will receive reports on our and Flat Rock Global’s activities, including reports regarding our investment portfolio and financial accounting and reporting. The Board will also receive a quarterly report from our chief compliance officer, who reports on our compliance with the federal and state securities laws and our internal compliance policies and procedures as well as those of Flat Rock Global, the Transfer Agent and other service providers. The audit committee’s meetings with our independent registered public accounting firm will also contribute to its oversight of certain internal control risks. In addition, the Board will meet periodically with Flat Rock Global to receive reports regarding our operations, including reports on certain investment and operational risks, and our Independent Trustees will be encouraged to communicate directly with senior members of our management.

The Board believes that this role in risk oversight is appropriate. We believe that we have robust internal processes in place and a strong internal control environment to identify and manage risks. However, not all risks that may affect us can be identified or eliminated, and some risks are beyond the control of us, Flat Rock Global and our other service providers.

CODES OF ETHICS

Each of the Fund and the Adviser has adopted a code of ethics under Rule 17j-1 of the 1940 Act and Rule 204A-1 under the Advisers Act, as applicable (collectively the “Ethics Codes”). Rule 17j-1 and the Ethics Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel (“Access Persons”). The Ethics Codes apply to the Fund and permit Access Persons to, subject to certain restrictions, invest in securities, including securities that may be purchased or held by the Fund. Under the Ethics Codes, Access Persons may engage in personal securities transactions, but are required to pre-clear these transactions, including any proposed investments in initial public offerings or private placements. In addition, Access Persons are required to report their personal securities transactions for monitoring purposes. The Ethics Codes are available on the EDGAR Database on the SEC’s Internet site at www.sec.gov and are attached as Exhibits to this registration statement.

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (“Policies”) on behalf of the Fund, which delegate the responsibility for voting proxies to Flat Rock Global, subject to the Board’s continuing oversight. The Policies require that Flat Rock Global vote proxies received in a manner consistent with the best interests of the Fund and its shareholders. The Policies also require Flat Rock Global to present to the Board, at least annually, Flat Rock Global’s Policies and a record of each proxy voted by Flat Rock Global on behalf of the Fund, including a report on the resolution of all proxies identified by Flat Rock Global involving a conflict of interest.

Information regarding how Flat Rock Global voted proxies relating to portfolio securities held by the Fund during the most recent twelve-month period ending June 30 will be available (1) on our website at www.flatrockglobal.com; and (2) on the SEC’s website at www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling (307) 500-5200 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company.

The following table sets forth, as of April 1, 2023, information with respect to the beneficial ownership of Shares by:

•        each Trustee and officer;

•        all of the Trustees and officers as a group; and

•        each person known by the Fund to beneficially own 5% or more of the outstanding Shares.

Beneficial ownership is determined in accordance with the applicable rules of the SEC. There are no Shares subject to options that are currently exercisable or exercisable within 60 days of April 1, 2023.

	Shares Beneficially Owned
Name(1)	Number of Shares	Percentage
5% Holders:
National Financial Services (on behalf of clients) 245 Summer Street Boston, MA 02210	1,047,864.77	43.53%
TD Ameritrade (on behalf of clients) 200 South 108th Avenue Omaha, NE 68154	636,810.28	26.45%
Charles Schwab & Co. (on behalf of clients) 211 Main Street San Francisco, CA 94105	705,132.13	29.29%

Interested Trustees:
Robert K. Grunewald	5,000	*

Independent Trustees:
R. Scott Coolidge	—	—
Marshall H. Durston	—	—
Paul E. Finnen	—	—

Officers:
Ryan Ripp	3,742.52	*
Shiloh Bates	—	—
Andy Chica	—	—
All trustees and officers as a group (7 persons)	8,742.52	*

____________

*        Less than one percent.

(1)      The address of each beneficial owner, unless otherwise noted, is c/o Flat Rock Enhanced Income Fund, 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001.

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

Flat Rock Global serves as the Fund’s investment adviser, and its principal address is 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001. The Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Adviser was formed on November 28, 2016, and operates as a Wyoming limited liability company. Flat Rock Global is controlled by Robert K. Grunewald, our Chairman and Chief Executive Officer. Mr. Grunewald has over 25 years of experience in registered investment companies, BDCs, middle market finance, private equity and investment banking.

Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will also furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of its officers and employees connected with investment and economic research, trading and investment management of the Fund.

Pursuant to the Investment Advisory Agreement between the Fund and the Adviser, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — a base management fee and an incentive fee.

The management fee is calculated and payable monthly in arrears at the annual rate of 1.375% of the Fund’s average daily total assets during such period. For purposes of calculating the management fee, the term “total assets” includes any assets, including any assets acquired with the proceeds of leverage.

The incentive fee is calculated and payable quarterly in arrears in an amount equal to 15.0% of the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s “adjusted capital,” equal to 1.75% per quarter (or an annualized hurdle rate of 7.00%), subject to a “catch-up” feature, which allows the Adviser to recover foregone incentive fees that were previously limited by the hurdle rate. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from portfolio companies) accrued during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the base management fee, expenses reimbursed to the Adviser and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Fund has not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. “Adjusted capital” means the cumulative gross proceeds received by the Fund from the sale of shares (including pursuant to the Fund’s Distribution Reinvestment Program), reduced by amounts paid in connection with purchases of shares pursuant to the Fund’s Repurchase Program.

No incentive fee is payable in any calendar quarter in which the Fund’s pre-incentive fee net investment income does not exceed the hurdle rate of 1.75% per quarter (or an annualized rate of 7.00%). For any calendar quarter in which the Fund’s pre-incentive fee net investment income is greater than the hurdle rate, but less than or equal to 2.0588%, the incentive fee will equal the amount of the Fund’s pre-incentive fee net investment income in excess of the hurdle rate. This portion of the Fund’s pre-incentive fee net investment income which exceeds the hurdle but is less than or equal to 2.0588% is referred to as the “catch-up.” The “catch-up” provision is intended to provide the Adviser with an incentive fee of 15.0% on all of the Fund’s pre-incentive fee net investment income when the Fund’s pre-incentive fee net investment income reaches 2.0588% in any calendar quarter. For any calendar quarter in which the Fund’s pre-incentive fee net investment income exceeds 2.0588% of adjusted capital, the incentive fee will equal 15.0% of pre-incentive fee net investment income.

The Adviser may, from time to time, voluntarily waive all or a portion of its management fee and incentive fee, and to the extent necessary, bear other expenses or make payments to the Fund in order to limit net expenses. The waiver is not contractual and may be terminated at any time. Additionally, the waiver is permanent, and any fees waived and/or expenses reimbursed may not be recouped by the Adviser.

As of December 31, 2022, the Fund had not yet commenced investment operations, and paid no management fees as of that date.

Conflicts of Interest

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the accounts managed by Flat Rock Global could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any).

Flat Rock Global currently or in the future may provide investment advisory and other services, directly and through affiliates, to various affiliated entities, including other investment funds and separately managed accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser provide investment advisory services to the Fund, are engaged in activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

The Adviser also serves as investment adviser to Flat Rock Core Income Fund and Flat Rock Opportunity Fund, both of which are closed-end investment companies that operate as interval funds that have investment objectives and strategies that overlap with the Fund’s investment objective and strategy. To the extent that we compete with Flat Rock Core Income Fund, Flat Rock Opportunity Fund, or other entities managed by the Adviser or any of its affiliates for a particular investment opportunity, the Adviser will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (1) its internal conflict-resolution and allocation policies and (2) the requirements of the Advisers Act. The Adviser’s allocation policies are intended to ensure that we may generally share equitably with other investment funds managed by the Adviser or its affiliates in investment opportunities, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer which may be suitable for us and such other investment funds.

As noted above, the Fund may make investments in a CLO where other funds advised by Flat Rock Global hold an investment in a different tranche of debt or equity. In such circumstances, Flat Rock Global may have conflicting interests between its duties to the Fund and the other funds it advises. Generally, the Fund will make investments that potentially conflict with the interests of other funds it advises only when, at the time of investment by the Fund, Flat Rock Global determines that (a) such investment is in the best interests of the Fund, and (b) the possibility of actual conflict between the Fund and the other funds is remote, or (c) in light of the particular circumstances, Flat Rock Global determines that such investment is appropriate for the Fund, notwithstanding the potential for conflict. Notwithstanding the foregoing, the Fund will not invest in any debt tranche of a CLO, in which another fund advised by Flat Rock Global owns more than 50% of the equity tranche. The Fund is not affiliated with nor does it control, as such term is defined in the 1940 Act, any of the CLOs in which it invests. In general, under the 1940 Act, the Fund would be presumed to control an issuer if it owned 25% or more of its voting securities.

Administrator

Ultimus Fund Solutions, LLC, located at 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022 (the “Administrator”), serves as administrator of the Fund. Pursuant to a master services agreement (the “Administrative Services Agreement”), the Administrator furnishes us with the provisions of clerical and other administrative services, including marketing, investor relations and accounting services and maintenance of certain books and records on our behalf. In addition, the Administrator performs the calculation and publication of our NAV and oversees the preparation and filing of our tax returns, the payment of our expenses and the performance oversight of various third party service providers.

In accordance with the Administrative Services Agreement, the Administrator is paid the greater of a minimum fee or fees based on the annual net assets of the Fund plus out of pocket expenses, payable quarterly in arrears (the “Administration Fee”), in connection with providing services to the Fund.

PORTFOLIO MANAGEMENT

The management of our investment portfolio is the responsibility of the Adviser and its investment committee, which is currently comprised of Robert K. Grunewald, Shiloh Bates and Ryan Ripp. Approval of an investment requires a unanimous vote of the Adviser’s investment committee.

Mr. Grunewald and Mr. Bates are portfolio managers of the Fund. For more information regarding the business experience of Messrs. Grunewald and Bates, see “— Management of the Fund — Biographical Information.” Flat Rock Global is currently staffed with 10 employees, including the investment personnel noted above. In addition, Flat Rock Global may retain additional investment personnel in the future based upon its needs.

Other Accounts Managed

The following table describes other accounts managed by the Fund’s portfolio managers as of December 31, 2022:

		Other Accounts Managed		Other Accounts for which Advisory Fee is Based on Performance
Name	Account Type	Number of Accounts	Total Assets	Number of Accounts	Total Assets
Robert K. Grunewald	Registered Investment Companies	2	$551,497,345
	Other Pooled Investment Vehicles	1	$823,618	1	$823,618
	Other Accounts
Shiloh Bates	Registered Investment Companies	2	$551,497,345
	Other Pooled Investment Vehicles	1	$823,618	1	$823,618
	Other Accounts

Portfolio Manager Compensation

The Fund’s portfolio managers are compensated through a base salary and a discretionary annual bonus based on a number of factors, including job performance, profitability of the Adviser and market conditions.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by our Adviser’s investment committee. The Adviser is authorized by the trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as the Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, the Adviser will take the following into consideration:

•        the best net price available;

•        the reliability, integrity and financial condition of the broker or dealer;

•        the size of and difficulty in executing the order; and

•        the value of the expected contribution of the broker or dealer to the investment performance of the Fund on a continuing basis.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser exercises investment discretion. Eligible research or brokerage services through which portfolio transaction are executed may include research reports on particular industries and companies, economic surveys and analyses, recommendations as to specific securities, online quotations, news services, financial publications and other products and services (e.g., software based applications for market quotes and news, database programs providing investment and industry data) providing lawful and appropriate assistance to the portfolio manager and its designees in the performance of their investment decision-making responsibilities on behalf of the Fund. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

As of December 31, 2022, the Fund had not yet commenced investment operations, and paid no brokerage commissions as of that date.

Affiliated Party Transactions

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, trustees, investment advisers, members, managing general partners or common control. These transactions would be effected in circumstances pursuant to policies adopted by the trustees pursuant to Rule 17a-7 under the 1940 Act, in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

If the Adviser places Fund trades through an affiliated broker, the trades will be executed under a policy adopted by the Board pursuant to Section 17(e) under the 1940 Act and Rule 17(e)(1) thereunder which places limitations on the securities transactions effected through affiliates. The policy of the Fund with respect to brokerage is reviewed by the Board from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Legal Counsel

Eversheds Sutherland (US) LLP, 700 Sixth Street, N.W., Suite 700, Washington, D.C. 20001, acts as legal counsel to the Fund.

Custodian

U.S. Bank, N.A., (the “Custodian”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is U.S. Bank Tower, 425 Walnut Street, Cincinnati, Ohio 45202.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company Ltd. (“Cohen”), is the independent registered public accounting firm for the Fund and audits the Fund’s financial statements. Cohen is located at 1350 Euclid Ave, Suite 800, Cleveland, OH 44115.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Trustees of
Flat Rock Enhanced Income Fund

Opinion on the Financial Statement

We have audited the accompanying statement of assets and liabilities of Flat Rock Enhanced Income Fund (the “Fund”) as of December 31, 2022, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Fund as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit includes performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement and confirmation of cash owned as of December 31, 2022 by correspondence with the custodian. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the auditor of one or more investment companies advised by Flat Rock Global, LLC since 2018.

COHEN & COMPANY, LTD.

Cleveland, Ohio
March 10, 2023

Flat Rock Enhanced Income Fund
Statement of Assets and Liabilities
As of December 31, 2022

Assets
Cash	$100,000
Total Assets	100,000

Liabilities	—

Net assets for shares of beneficial interest outstanding	$100,000

Net assets consist of:
Paid-in capital	$100,000

Shares of beneficial interest outstanding (no par value, unlimited number of shares authorized)	5,000

Net asset value, offering and redemption price per share	$20.00

The accompanying notes are an integral part of this financial statement.

Flat Rock Enhanced Income Fund
Notes to the Financial Statement
As of December 31, 2022

(1)    ORGANIZATION

Flat Rock Enhanced Income Fund (the “Fund”) is organized as a Delaware statutory trust and registered under the Investment Company Act of 1940, as amended (“1940 Act”), as a continuously offered, non- diversified, closed-end management investment company that is operated as an interval fund. The Fund’s investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. The Fund has no operations to date other than those relating to organizational matters, including the issuance of 5,000 shares at $20.00 per share to its initial investor, Robert K. Grunewald, Chief Executive Officer of Flat Rock Global, LLC (the “Adviser”). The initial investment was made through the Robert Karl Grunewald Revocable Trust, which is controlled by Robert K. Grunewald.

(2)    SIGNIFICANT ACCOUNTING POLICIES

The Fund follows accounting and reporting guidance under Financial Accounting Standards Board Accounting Standards Codification Topic 946, Financial Services — Investment Companies. The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes

The Fund intends to qualify as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended, and, if so qualified, will not be liable for federal income taxes to the extent earnings are distributed to shareholders on a timely basis. Therefore, no provision of federal income taxes is required.

Share Valuation

The net asset value (“NAV”) is calculated each day the New York Stock Exchange (the “NYSE”) is open by dividing the total value of the Fund’s assets, less liabilities, by the number of shares outstanding for the Fund.

Organizational and Offering Costs

The Adviser has agreed to pay all expenses incurred through the date of these financial statements related to the organization, offering, and initial registration of the Fund. Such expenses are not subject to repayment by the Fund to the Adviser.

(3)    FEES AND TRANSACTIONS WITH RELATED PARTIES

Investment Advisory Agreement

Under the terms of the Investment Advisory Agreement between the Fund and the Adviser, the Adviser manages the Fund’s investments subject to oversight by the Board of Trustees of the Fund (the “Board”). The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. Pursuant to the Investment Advisory Agreement between the Fund and the Adviser, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — a base management fee and an incentive fee.

Flat Rock Enhanced Income Fund
Notes to the Financial Statement
As of December 31, 2022

(3)    FEES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The management fee is calculated and payable monthly in arrears at the annual rate of 1.375% of the Fund’s average daily total assets during such period. For purposes of calculating the management fee, the term “total assets” includes all assets, including any assets acquired with the proceeds of leverage.

The incentive fee is calculated and payable quarterly in arrears in an amount equal to 15.00% of the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s “adjusted capital,” equal to 1.75% per quarter (or an annualized hurdle rate of 7.00%), subject to a “catch-up” feature, which allows the Adviser to recover foregone incentive fees that were previously limited by the hurdle rate. For this purpose, “pre- incentive fee net investment income” means interest income, dividend income and any other income accrued during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the management fee, expenses reimbursed to the Adviser for any administrative services provided by the Adviser and any interest expense and distributions paid on any issued and outstanding preferred shares, but excluding the incentive fee). “Adjusted capital” means the cumulative gross proceeds received by the Fund from the sale of shares (including pursuant to the Fund’s Distribution Reinvestment Program), reduced by amounts paid in connection with purchases of the Fund’s shares pursuant to the Fund’s Repurchase Program.

Master Service Agreement

Ultimus Fund Solutions, LLC (“Ultimus”) provides the Fund with administration, fund accounting and transfer agent services, including all regulatory reporting. Under the terms of a Master Services Agreement, Ultimus receives fees for these services.

Distribution Agreement

The Fund has entered into a Distribution Agreement with Ultimus Fund Distributors, LLC (the “Distributor”), pursuant to which the Distributor serves as principal underwriter and serves as the exclusive agent for the distribution of the Fund’s shares. The Distributor may sell the Fund’s shares to or through qualified securities dealers or other approved entities. For these services, the Distributor receives fees from the Adviser (not the Fund) in accordance with the agreement. The Distributor is a wholly-owned subsidiary of Ultimus.

(4)    REPURCHASE OF SHARES

The Fund intends to conduct quarterly repurchase offers, at NAV, of no less than 5% of the Fund’s outstanding shares. Repurchase offers in excess of 5% are made solely at the discretion of the Board and investors should not rely on any expectation of repurchase offers in excess of 5%. It is also possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their shares repurchased. Accordingly, although the Fund will make quarterly repurchase offers, investors should consider the Fund’s shares to be of limited liquidity. Shareholders will be notified of each quarterly repurchase offer and the date the repurchase offer ends (“Repurchase Request Deadline”). The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Determination of NAV (“Repurchase Pricing Date”) occurs on the same date as the Repurchase Request Deadline. The Fund distributes payments to shareholders no later than seven calendar days after the Repurchase Pricing Date. The repurchase offers are expected to be made in January, April, July and October of each year.

(5)    BENEFICIAL OWNERSHIP

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of the Fund creates a presumption of control of the Fund, under Section 2(a) (9) of the 1940 Act. At December 31, 2022, Robert K. Grunewald owned 100% of the Fund’s outstanding shares.

Flat Rock Enhanced Income Fund
Notes to the Financial Statement
As of December 31, 2022

(6)    CONTINGENCIES AND COMMITMENTS

In the normal course of business, the Fund enters into contracts that may contain a variety of representations that provide general indemnifications. The Fund’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, the Fund expects the risk of loss to be remote.

(7)    CAPITAL SHARE TRANSACTIONS

At December 31, 2022, the share and dollar activity in the Fund was as follows:

	Shares	Dollars
Sold	5,000	$100,000
Redeemed	—	—
Net increase	5,000	$100,000

(8)    SUBSEQUENT EVENTS

Management of the Fund has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date at which these financial statements were issued. Based upon this evaluation, management has determined there were no items requiring adjustment of the financial statements or additional disclosure.

PART C — OTHER INFORMATION

Item 25.     Financial Statements and Exhibits

(1) Financial Statements:

Part A:	None.
Part B:	Statement of Assets and Liabilities as of December 31, 2022.
(2) Exhibits
(a)(1)(a)	Certificate of Trust of the Registrant(1)
(a)(1)(b)	Certificate of Amendment(2)
(a)(2)(a)	Declaration of Trust of the Registrant(1)
(a)(2)(b)	Amended and Restated Agreement and Declaration of Trust(2)
(b)	Bylaws of the Registrant(2)
(e)	Distribution Reinvestment Plan of the Registrant(2)
(g)(1)	Amended and Restated Investment Advisory Agreement by and between the Registrant and Flat Rock Global LLC*
(h)(1)	Distribution Agreement by and between the Registrant, Flat Rock Global, LLC and Ultimus Fund Distributors, LLC(2)
(j)	Custody Agreement by and between the Registrant and U.S. Bank, N.A.(2)
(k)(1)	Master Services Agreement by and between the Registrant and Ultimus Fund Solutions, LLC(2)
(l)	Opinion of Richards, Layton & Finger, P.A.(2)
(n)(1)	Consent of Richards, Layton & Finger, P.A. (Incorporated by reference to Exhibit (l) hereto).
(n)(2)	Consent of Independent Registered Public Accounting Firm*
(p)	Initial Subscription Agreement(2)
(r)(1)	Code of Business Conduct and Ethics of the Registrant(2)
(r)(2)	Code of Business Conduct and Ethics of Flat Rock Global, LLC(1)

____________

*        Filed herewith.

(1)      Incorporated herein by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-264791 and 811-23798) filed on May 9, 2022.

(2)      Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-264791 and 811-23798) filed on October 14, 2022.

Item 26.     Marketing Arrangements

Not applicable.

Item 27.     Other Expenses of Issuance and Distribution

Not applicable.

Item 28.     Persons Controlled by or Under Common Control with Registrant

The Registrant is not aware of any person that is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by Flat Rock Global LLC, the Registrant’s investment adviser. Information regarding the ownership of Flat Rock Global LLC is set forth in its Form ADV as filed with the SEC (File No. 801-110612).

Item 29.     Number of Holder of Securities

Number of Holders of Securities as of April 1, 2023
Name of Class	Number of Record Holders
Common Shares of Beneficial Interest	804

Item 30.     Indemnification

Reference is made to Article VIII, Section 2 of the Registrant’s Agreement and Declaration of Trust (the “Declaration of Trust”). The Registrant hereby undertakes that it will comply the indemnification provisions of the Declaration of Trust in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31.     Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, trustee, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant’s prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-110612), and is incorporated herein by reference.

Item 32.     Location of Accounts and Records

Ultimus Fund Solutions LLC and Ultimus Fund Distributors LLC, the Fund’s administrator/transfer agent and distributor, respectively, maintain certain required accounting related and financial books and records of the Registrant at 4221 North 203rd Street, Suite 100, Elkhorn, Nebraska 68022-3474. U.S. Bank, N.A., the Fund’s custodian, maintains certain required accounting related and financial books and records of the Registrant at U.S. Bank Tower, 425 Walnut Street, Cincinnati, Ohio 45202. The other required books and records are maintained by the Adviser at 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001.

Item 33.     Management Services

Not Applicable.

Item 34.     Undertakings

1.      Not applicable.

2.      Not applicable.

3.      Registrant undertakes:

a.      to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

i.       to include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.      to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

iii.     to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b.      that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.      to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.      that, for the purpose of determining liability under the Securities Act to any purchaser:

i.       if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

1.      Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

2.      Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.      if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.      that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

i.       The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act; (2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants; (3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.      Not applicable.

5.      Not applicable.

6.      Not applicable.

7.      Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that this amendment to its registration statement meets all of the requirements for effectiveness under rule 486(b) under the Securities Act of 1933 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Wyoming, on the 28th day of April, 2023.

FLAT ROCK ENHANCED INCOME FUND
By:	/s/ Robert K. Grunewald
Robert K. Grunewald
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert K. Grunewald	Chairman of the Board of Trustees and	April 28, 2023
Robert K. Grunewald	Chief Executive Officer
(Principal executive officer)
/s/ Ryan Ripp	Chief Financial Officer	April 28, 2023
Ryan Ripp	(Principal financial and accounting officer)
*	Independent Trustee	April 28, 2023
R. Scott Coolidge
*	Independent Trustee	April 28, 2023
Marshall H. Durston
*	Independent Trustee	April 28, 2023
Paul E. Finnen

*/s/ Robert K. Grunewald

Robert K. Grunewald, Attorney-In-Fact, Pursuant to Power of Attorney Granted in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-264792 and 811-23798), Filed on October 14, 2022.

EXHIBIT INDEX

Exhibits	Description
(g)(1)	Amended and Restated Investment Advisory Agreement by and between the Registrant and Flat Rock Global, LLC
(n)(2)	Consent of Independent Registered Public Accounting Firm